

Notice of 2017 Annual Meeting of Shareholders and Proxy Statement

Jones Lang LaSalle Incorporated



To Our Shareholders

April 21, 2017

Dear Shareholder:

The **2017 Annual Meeting of Shareholders of Jones Lang LaSalle Incorporated** (*Jones Lang LaSalle*, which may sometimes be referred to as *JLL*, the *Company* or as *we*, *us*, or *our*) will take place on **Wednesday, May 31, 2017, beginning at 5:30 p.m., local time, at the JLL office located at 330 Madison Avenue, 4ᵗʰ Floor, New York, New York 10017**.

At this year's meeting, we will vote on the following proposals:

- **Election of ten Directors;**

- **Approval, by non-binding vote, of executive compensation** *(say-on-pay);*

- **Recommendation, by non-binding vote, of the frequency of future executive compensation votes** *(say-on-frequency)*;

- **Approval of the new 2017 Stock Award and Incentive Plan, including approval for purposes of the requirements under Section 162(m) of the United States Internal Revenue Code (*Code*); and**

- **Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2017.**

In connection with his retirement last year from his role as our Chief Executive Officer, **Colin Dyer** has decided not to stand for re-election at this year's Annual Meeting. We are very grateful for the significant contributions that Colin has made to the JLL Board of Directors, and as the Company's CEO, for over 12 years. All of our other current Directors are standing for re-election at the Annual Meeting.

Your vote is very important to us.   This year, we are again voluntarily furnishing proxy materials to our shareholders on the Internet rather than mailing printed copies to each shareholder. This serves our sustainability goals and also saves us significant postage, printing, and processing costs. Whether or not you plan to attend the Annual Meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet or by telephone, as promptly as possible. You may also request a paper proxy card to submit your vote by mail if you prefer. If you attend the Annual Meeting, you may vote your shares in person even if you have previously given your proxy.

The mailing address of our principal executive office is JLL, Aon Centre, 200 East Randolph Drive, 46ᵗʰ Floor, Chicago, Illinois. We anticipate that we will mail the Notice of Internet Availability of Proxy Materials to our shareholders on or about April 21, 2017. The proxy materials we furnish on the Internet include our 2016 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2016.

We appreciate your continued interest in JLL.

Sincerely,

Sheila A. Penrose
Chairman of the Board of Directors

Christian Ulbrich
Chief Executive Officer



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

When:
Wednesday, May 31, 2017
5:30 p.m., local time

Where:
JLL New York Office
330 Madison Avenue, 4th Floor
New York, New York 10017

Items of Business

The Annual Meeting will have the following purposes:

1. **To elect the ten Director nominees identified in the Proxy Statement to serve one-year terms until the 2018 Annual Meeting of Shareholders and until their successors are duly elected and qualified;**

2. **To approve, by non-binding vote, executive compensation (*say-on-pay*);**

3. **To recommend, by non-binding vote, the frequency of future executive compensation votes (*say-on-frequency*);**

4. **To approve the new 2017 Stock Award and Incentive Plan (the *Plan*), including approval for purposes of the requirements under Section 162(m) of the Code; and**

5. **To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2017.**

Record Date

The Board of Directors has fixed the close of business on **Monday, March 13, 2017**, as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting. Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting. We will permit only shareholders, or persons holding proxies from shareholders, to attend the Annual Meeting.

By Order of the Board of Directors

Mark J. Ohringer
Corporate Secretary

April 21, 2017

YOUR VOTE IS VERY IMPORTANT. ANY SHAREHOLDER MAY ATTEND THE ANNUAL MEETING IN PERSON. IN ORDER FOR US TO HAVE THE QUORUM NECESSARY TO CONDUCT THE ANNUAL MEETING, WE ASK THAT SHAREHOLDERS WHO DO NOT INTEND TO BE PRESENT AT THE ANNUAL MEETING IN PERSON GIVE THEIR PROXY OVER THE INTERNET OR BY TELEPHONE. IF YOU PREFER, YOU MAY ALSO REQUEST A PAPER PROXY CARD TO SUBMIT YOUR VOTE BY MAIL. YOU MAY REVOKE ANY PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING.

PROXY STATEMENT SUMMARY

To assist your consideration of the proposals to be acted upon at our 2017 Annual Meeting, we highlight below the important information you will find in this Proxy Statement. This summary does not contain all information you should consider, and you should carefully read the entire Proxy Statement and our Annual Report on Form 10-K before you vote.

Financial and Operational Highlights

We believe we remain well-positioned to take advantage of the opportunities in a consolidating industry and to navigate successfully the dynamic markets in which we compete worldwide. We are proud to be a preferred provider of global real estate services, an employer of choice, a consistent winner of industry awards, and a valued partner to the largest and most successful companies and institutions in the global marketplace.


Expand market shares
Retain and enhance existing client relationships
Secure important new client relationships
Drive productivity improvements
Promote corporate sustainability and enterprise risk management

Among its financial and operational highlights for 2016, JLL:

- **Generated revenue and fee revenue of $6.8 billion and $5.8 billion**, respectively, across our four business segments, representing increases of 14% and 11%, respectively, over 2015.
- **Maintained our investment-grade balance sheet for growth**, reflecting the Company's strong cash generation.
- **Maintained our investment grade credit rating** as BBB+ with Standard & Poor's Ratings Services (***S&P***) and Baa2 with Moody's Investors Service, Inc. (***Moody's***).
- At the end of 2016, our **LaSalle Investment Management business had assets under management of $60.1 billion**, an increase of 7% over 2015, with $5.1 billion of net capital raised during 2016.
- Provided **corporate facility management services for 1.4 billion square feet** of clients' real estate, an 8% increase from 2015. Over the same period, the JLL Corporate Solutions business had **150 new business wins, 68 expansions of existing relationships, and 31 contract renewals**.
- **Completed 28 acquisitions** that expanded our capabilities in key regional markets including Australia, Canada, China, England, Finland, Germany, Japan, Portugal, Singapore, South Africa, Sweden, Turkey, and the United Kingdom, as well as in the United States.
- **Provided** capital markets services for **$136 billion of client transactions**, a 1% decrease from 2015, where the overall market was down 6% over the same period.
- **Completed approximately 38,800 leasing transactions** for landlord and tenant clients, a 9% increase over 2015, representing **828 million square feet of space**.

Stock and Dividend Performance

Over the calendar year ended December 31, 2016, **the price of a share of our Common Stock decreased 36%, which includes the reinvestment of dividends.** We paid total dividends of $0.64 per share, up from $0.56 the previous year, an increase of 14%.

Industry Recognition

During 2016, we continued to win numerous awards that reflected the quality of the services we provide to our clients, the integrity of our people, and our desirability as a place to work, including:

2016 Awards	
• **America's most JUST Company** in the real estate industry, inaugural list of the world's 100 most ethical companies by JUST Capital and Forbes Magazine • **America's Best Employers**, Forbes Magazine • For the second consecutive year, 50 Out Front for Diversity Leadership: **Best Places for Women and Diverse Managers to Work**, Diversity MBA Magazine • For the ninth consecutive year, one of the **World's Most Ethical Companies** by the Ethisphere Institute • For the eighth consecutive year, one of the **Global Outsourcing 100**, by the International Association of Outsourcing Professionals • One of the **Best Places to Work in Money Management (LaSalle)** by Pensions & Investments • For the fifth consecutive year, a **Winning "W" Company** by the 2020 Women on Boards	• Named to the **Dow Jones Sustainability Index North America** • For the fifth consecutive year, **one of the 100 Best Corporate Citizens** in the United States (#23), CR Magazine, and #1 in the Financial Services/Insurance/Real Estate sector • For the sixth consecutive year, **Energy Star Sustained Excellence Award** from the U.S. Environmental Protection Agency • **Excellence in Global Sustainability**, India Institute of Directors • CoreNet Global's 2016 **Global Innovator Award** • For the second consecutive year, as having a **perfect score on the Human Rights Campaign Foundation's Corporate Equality Index**, a national benchmarking survey on corporate policies and practices related to LGBT workplace Equality • For the second consecutive year, as one of the **World's Most Admired Companies**, Fortune Magazine

Financial Performance

The following table presents key financial data for each of the last three fiscal years, all as of each year end.

($ in millions, except per share data)	2014	2015	2016
Revenue	$5,429	$5,965	**$6,804**
Total operating expenses	4,963	5,435	**6,363**
Operating income	465	529	**441**
Net income available to common shareholders	385	438	**318**
Diluted earnings per common share	8.52	9.65	**6.98**
EBITDA attributable to common shareholders[1]	605	707	**613**
Total Assets	5,075	6,205	**7,629**
Total Net Debt[2]	162	461	**1,112**
Total Liabilities	2,652	3,457	**4,808**
Total Shareholders' Equity	2,386	2,688	**2,790**
Cash Dividends Paid	21	25	**29**

The above information is qualified in its entirety by the more detailed and complete information in our Annual Report on Form 10-K for the year ended December 31, 2016.

(1) EBITDA attributable to common shareholders represents earnings before interest expense, net of interest income, income taxes, depreciation and amortization. Although EBITDA attributable to common shareholders is a non-GAAP financial measure, it is used extensively by management and is useful to investors and lenders as a metric for evaluating operating performance and liquidity. A variation of EBITDA attributable to common shareholders also is used in the calculations of certain covenants related to the Company's long-term bank credit facility. However, EBITDA attributable to common shareholders should not be considered as an alternative either to net income available to common shareholders or net cash by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). A reconciliation of our net income attributable to

common shareholders to EBITDA attributable to common shareholders and then to EBITDA is contained in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our Annual Report on Form 10-K for the year ended December 31, 2016.

(2) Total net debt is calculated by adding total debt and deferred business acquisition obligations, less cash.

Corporate Governance

Our mission as an organization is to deliver exceptional strategic, fully-integrated services, best practices, and innovative solutions for real estate owners, occupiers, investors, and developers worldwide. In order to achieve our mission, we realize we must establish and maintain an enterprise that will sustain itself over the long-term for the benefit of all of its stakeholders — clients, shareholders, employees, suppliers, and communities, among others. Accordingly, we have committed ourselves to effective corporate governance that reflects best practices and the highest level of business ethics. To that end, and as the result of our shareholder engagement efforts, over the past years we have adopted the following significant corporate governance policies and practices:

<table>
<tr><td colspan="2" align="center">Corporate Governance Policies and Practices</td></tr>
<tr>
<td>

- Significant Majority of Independent Directors
- **Separate Non-Executive Chairman of the Board and Chief Executive Officer Roles**
- Highly Diverse Board (as to gender, ethnicity and experience)
- **Annual Election of All Directors**
- Annual Shareholder "Say-on-Pay" Vote for Executive Compensation
- **Active Shareholder Engagement**
- Majority Voting in Director Elections
- **Independent Directors Meet Without Management Present at Each In-Person Meeting**
- Company Code of Business Ethics Applicable to Directors
- **Right of Shareholders Owning 30% of Outstanding Shares to Call a Special Meeting of Shareholders for any Purpose**
- Annual Evaluation of Board Effectiveness by Senior Management
- **Annual Board and Committee Self-Evaluation, Including by Outside Facilitator**
- Stewardship Compensation Program for Directors, with No Separate Meeting Fees

</td>
<td>

- **Two-Thirds of Board Stewardship Compensation is in Company Shares**
- No Perquisites to Board Members
- **Minimum Shareholding Requirement for Directors**
- Policy Against Pledging and Hedging Company Stock
- **Board Orientation/Education Program**
- Corporate Compliance Program
- **Disclosure Committee for Financial Reporting**
- Related Party Transactions Policy Requiring Approval by the Nominating and Governance Committee of any Related Party Transactions
- **Company Makes Negligible Political Contributions**
- Regular Succession Planning for Both Management and Board
- **Directors Not "Over-Boarded"**
- Significant Engagement with Employees, Senior Management and Clients at Board Meetings, Which Take Place Across our Major Offices Globally
- **Increasingly Sophisticated Integrated Reporting and Corporate Sustainability Reporting**
- Regular Evaluation of Director Compensation

</td>
</tr>
</table>

Objectives of Executive Compensation

The **principal objectives of the Compensation Committee** of our Board of Directors are to (1) align the compensation of each member of the Global Executive Board, our senior-most management group, with the Company's short-term and long-term performance, (2) provide incentives for driving and meeting the Company's strategic goals, and (3) help attract and retain the leaders who will be crucial to the Company's long-term success and ultimate sustainability.

We compensate the members of our Global Executive Board using the following principal elements:

Element	Type
Base Salary	Fixed base salary, paid in cash
Annual Incentives (Cash and Equity)	Annual incentives based on short-term performance, paid in cash
Long-Term Incentive Compensation	Long-term incentive plans based on performance over multi-year periods, paid in restricted stock with time-based vesting and post-vesting holding requirements
Retirement	Same as for employees generally (401(k) match in the U.S. and standard plans in other countries)

We **do not provide any significant perquisites**. Our Board of Directors has decided that restricted stock grants made to our senior executives in 2013 and beyond under our long-term incentive compensation plans have a **"double trigger" in the case of a change in control** (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis).

Shareholder Voting Matters and Recommendations

Item	Board Recommends	Reasons for Recommendation	More Information
1. Election of ten directors	Yes ✔	The Board believes the ten Board candidates possess the skills, experience, and diversity to provide strong oversight for the Company's long-term strategy and operations	Page S-5 and Page 65
2. Non-Binding "Say-on-Pay" Vote Approving Executive Compensation	Yes ✔	Our executive compensation programs demonstrate our pay for performance philosophy, and reflect the input of shareholders	Page 67
3. Non-binding Vote Regarding "Say on Frequency"	Yes ✔	The Board believes our annual frequency of say-on-pay has been effective	Page 68
4. Approval of the new 2017 Stock Award and Incentive Plan, including approval for purposes of the requirements under Section 162(m) of the Code	Yes ✔	The Board believes the performance-based awards under the Company's executive compensation program closely align executive pay with Company performance	Page 68
5. Ratification of Appointment of Independent Registered Public Accounting Firm	Yes ✔	Based on its assessment of KPMG's qualifications and performance, the Audit Committee believes the retention of KPMG for fiscal year 2017 is in the best interests of the Company	Page 77

Director Nominees for Election at the 2017 Annual Meeting

Name	Age	Director Since	Position	Independent	Audit Committee	Compensation Committee	Nominating and Governance Committee	Other Current Public Boards[1]
Current Directors Who Are Nominees Standing for Re-Election								
Hugo Bagué	56	2011	Former Group Executive, Organisational Resources, Rio Tinto plc	Yes	—	Yes	Yes	—
Samuel A. Di Piazza, Jr.	66	2015	Retired Global Chief Executive Officer, Pricewaterhouse Coopers International Ltd.	Yes	—	Yes	Yes	3
Dame DeAnne Julius	68	2008	Chairman, University College London	Yes	—	Yes	Yes	—
Ming Lu	58	2009	Partner, KKR & Co., L.P.	Yes	—	Chairman	Yes	—
Martin H. Nesbitt	54	2011	Co-Chief Executive Officer, The Vistria Group, LLC	Yes	Yes	—	Yes	2
Sheila A. Penrose	71	2002; Chairman Since 2005	Chairman of the Board, JLL	Yes	Yes	Yes	Chairman	1
Ann Marie Petach	56	2015	Retired Chief Financial Officer, BlackRock, Inc.	Yes	Chairman	—	Yes	—
Shailesh Rao	45	2013	Former Vice President for Asia Pacific, Latin America and Emerging Markets, Twitter, Inc.	Yes	—	Yes	Yes	—
Christian Ulbrich[2]	50	2016	Chief Executive Officer and President, JLL	No	—	—	—	—
Nominee for First-Time Election								
Bridget Macaskill[3]	68	First-Time Nominee	Non-Executive Chairman First Eagle Holdings, Inc.	Yes	Yes	—	Yes	—

(1) Reflects directors that are currently are, or at any other time during 2016 were, on boards of other publicly-traded entities. Additional information about other board service is described in the Proxy Statement under "Directors and Corporate Officers — Biographical Information; Composition of the Board of Directors."

(2) **Christian Ulbrich** assumed the role of global Chief Executive Officer of JLL on October 1, 2016.

(3) **Bridget Macaskill** was first appointed to the Board effective July 1, 2016.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

Q: Why am I receiving these materials?

A: The Board is providing these proxy materials to you in connection with our 2017 Annual Meeting of Shareholders (including any adjournments or postponements, the *Annual Meeting*). **The Annual Meeting will take place at 5:30 p.m. local time, on Wednesday, May 31, 2017, at the JLL office located in New York, New York**. We first released this proxy statement (*Proxy Statement*) to our shareholders on or about April 21, 2017.

As one of our shareholders of record on the Record Date, **you are invited to attend the Annual Meeting**. You are also entitled to vote on each of the matters we describe in this Proxy Statement.

A **proxy is the legal designation you give to another person** to vote the shares of stock you own. If you designate someone as your proxy in a written document, that document is called a proxy card. We have designated two of our officers as proxies for our Annual Meeting: Christian Ulbrich and Mark J. Ohringer. We are asking you to designate each of them separately as a proxy to vote your shares on your behalf.

Q: Why is JLL making these materials available over the Internet rather than mailing them?

A: Under the "Notice and Access Rule" that the United States Securities and Exchange Commission (the *SEC*) has adopted, we may furnish proxy materials to our shareholders on the Internet rather than mailing printed copies of those materials to each shareholder. This helps us meet our **sustainability goals** and it will save significant postage, printing, and processing costs. If you received a Notice Regarding the Availability of Proxy Materials (*Notice of Internet Availability*) by mail, you will not receive a printed copy of our proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you about how to (1) access and review our proxy materials on the Internet and (2) access your proxy card to vote on the Internet or by telephone.

We anticipate that we will mail the Notice of Internet Availability to our shareholders on or about April 21, 2017.

Q: How can I have printed copies of the proxy materials mailed to me?

A: If you received a Notice of Internet Availability by mail and you would prefer to receive a printed copy of our proxy materials, including a paper proxy card, please **follow the instructions** included in the Notice of Internet Availability.

Q: What information does this Proxy Statement contain?

A: The information in this Proxy Statement includes the **proposals** on which our shareholders will vote at the Annual Meeting, the **voting process**, the compensation of our directors and certain executive officers, corporate governance, and certain other required information. It includes the information about JLL that we are required to disclose as the basis for your decision about how to vote on each proposal.

Q: What other information are you furnishing with this Proxy Statement?

A: Our **2016 Annual Report**, which includes our annual report on Form 10-K for the year ended December 31, 2016, has been made available on the Internet to all shareholders entitled to vote at the Annual Meeting and who received the Notice of Internet Availability. You may also view our 2016 Annual Report and this Proxy Statement at *www.jll.com* in the "Investor Relations" section.

You may **obtain a paper copy of our 2016 Annual Report and this Proxy Statement without charge** by writing the JLL Investor Relations Department at the address of our principal executive office, 200 East Randolph Drive, Chicago, Illinois 60601, or by calling +1.312.228.2430.

Q: *What items of business will be voted on at the Annual Meeting?*

A: The five items of business scheduled to be voted on at the Annual Meeting are:

- *Proposal 1:* The election of ten Directors to serve one-year terms until the 2018 Annual Meeting of Shareholders;

- *Proposal 2:* Approval, by non-binding advisory vote, of executive compensation (*say-on-pay*);

- *Proposal 3:* Recommendation, by non-binding advisory vote, of the frequency of future executive compensation vote (*say-on-frequency*);

- *Proposal 4:* Approval of the new 2017 Stock Award and Incentive Plan, including approval for purposes of the requirements under Section 162(m) of the Code; and

- *Proposal 5:* Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2017.

Q: *How does the Board recommend that I vote?*

A: Our Board recommends that you vote your shares as follows:

- **FOR** each of the ten Director nominees to the Board;

- **FOR** the non-binding advisory say-on-pay vote approving executive compensation;

- **FOR** a **one-year** frequency of executive compensation votes;

- **FOR** the approval of the new 2017 Stock Award and Incentive Plan, including approval for purposes of the requirements under Section 162(m) of the Code; and

- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2017.

Q: *What shares may I vote?*

A: Only shareholders of record of JLL's Common Stock (**NYSE: JLL**), $0.01 par value per share (the ***Common Stock***), at the close of business on Monday, March 13, 2017 (the ***Record Date***), are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock is entitled to one vote on all matters voted upon by shareholders and is entitled to vote for as many persons as there are Directors to be elected. Based on the information we have received from Computershare, our transfer agent and stock registrar, there were 45,286,120 voting shares of Common Stock outstanding on the Record Date. The shares of our Common Stock are held in approximately 366 registered accounts. According to Broadridge Investor Communications, those registered accounts represent approximately 46,191 beneficial owners (which we believe includes the number of individual holders in certain reported mutual funds that hold our shares).

Q: *What is the difference between holding shares as a shareholder of record and as a beneficial owner?*

A: Most JLL shareholders hold their shares through a broker or other nominee rather than directly in their own names. There are some distinctions between (1) shares you hold of record in your own name and (2) those you own beneficially through a broker or nominee, as follows:

Shareholder of Record

If your shares are registered directly in your name with JLL's transfer agent and stock registrar, Computershare, then with respect to those shares we consider you to be the shareholder of record. As a shareholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the Annual Meeting.

Beneficial Owner

If you hold shares in a brokerage account or by a trustee or another nominee, then we consider you to be the beneficial owner of shares held ''in street name,'' and we are furnishing these proxy materials to you through your broker, trustee, or nominee. As the beneficial owner, you have the right to direct your broker, trustee, or nominee how to vote and we are also inviting you to attend the Annual Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee, or nominee has enclosed or provided instructions to you on how to vote your shares.

Q: How can I attend the Annual Meeting?

A: **You are entitled to attend the Annual Meeting only if you were a JLL shareholder as of the close of business on Monday, March 13, 2017 or you hold a valid proxy for the Annual Meeting**. You should be prepared to present a photo identification for admittance. In addition, if you are a shareholder of record, we will verify your name against the list of shareholders of record on the Record Date prior to admitting you to the Annual Meeting. If you are not a shareholder of record but hold shares through a broker, trustee, or nominee (in street name), you should provide proof of beneficial ownership on the Record Date, such as your most recent account statement prior to March 13, 2017, a copy of the voting instruction card furnished to you, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, we will not admit you to the Annual Meeting.

Q: How can I vote my shares in person at the Annual Meeting?

A: **You may vote in person at the Annual Meeting those shares you hold in your name as the shareholder of record**. You may vote in person at the Annual Meeting shares you hold beneficially in street name only if you obtain a legal proxy from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. **Shareholders may deliver their proxies either**:

- Electronically over the **Internet** at *www.proxyvote.com;*
- By **telephone** (please see your proxy card for instructions); or
- By requesting, completing, and submitting a **properly signed paper proxy card** as outlined in the Notice of Internet Availability.

Q: May I change my vote or revoke my proxy?

A: You may **change your vote at any time prior to the vote at the Annual Meeting**. If you are the shareholder of record, you may change your vote by:

- Granting a new proxy bearing a later date (which automatically revokes the earlier proxy);
- Providing a written notice of revocation prior to your shares being voted; or
- Attending the Annual Meeting and voting in person.

A written notice of revocation must be sent to our Corporate Secretary at the address of our principal executive office, which we provide above. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee, or nominee or (2) if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Q: Who can help answer my questions?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, please **contact Broadridge Investor Communications at +1.631.254.7400**.

If you need additional copies of this Proxy Statement or voting materials, please contact Broadridge Investor Communications at the number above or the **JLL Investor Relations team at +1.312.228.2430**.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The quorum requirement for holding the Annual Meeting and transacting business is that **holders of a majority of shares of our Common Stock that are issued and outstanding** and are entitled to vote must be present in person or represented by proxy.

Q: What is the voting requirement to approve each of the proposals?

A: The Company has established a **majority-vote standard** for the election of Directors. Accordingly, in order to be elected, each Director must receive at least a majority of the votes cast for him or her by holders of Common Stock entitled to vote at the Annual Meeting. There is no cumulative voting for Directors.

Although the advisory vote on executive compensation and the frequency of voting on executive compensation are non-binding, our Board will review the result of the votes and, consistent with our philosophy of shareholder engagement, will take it into account in making a determination concerning executive compensation and the frequency of such advisory voting in the future.

The affirmative vote of a majority of the total number of votes cast by holders of Common Stock entitled to vote at the Annual Meeting will be necessary to (1) approve the new **2017 Stock Award and Incentive Plan**, including approval for purposes of the requirements under Section 162(m) of the Code, and (2) ratify the **appointment of KPMG LLP** as our independent registered public accounting firm for 2017.

The **frequency of the advisory vote on executive compensation** (namely, every one, two or three years) receiving the greatest number of votes will be considered the frequency recommended by shareholders.

Q: How are votes counted?

A: For the **purpose of determining whether a quorum is present** at the Annual Meeting, we will count shares of Common Stock represented in person or by properly executed proxy. We will treat shares which abstain from voting as to a particular matter and broker non-votes (defined below) as shares that are present at the Annual Meeting for purposes of determining whether a quorum exists, but we will not count them as votes cast on such matter.

Accordingly, abstentions and broker non-votes will have no effect in determining whether Director nominees have received the requisite number of affirmative votes.

Abstentions and broker non-votes will also have no effect on (1) the voting with respect to the approval of the non-binding vote on executive compensation, (2) the non-binding vote with respect to the frequency of future votes on executive compensation, (3) the approval of the new 2017 Stock Award and Incentive Plan, or (4) the ratification of the appointment of KPMG LLP.

Brokers holding shares of stock for beneficial owners have the authority to vote on certain **"routine"** matters, in their discretion, in the event they have not received instructions from the beneficial owners. However, when a proposal is not a "routine" matter and a broker has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the broker may not vote the shares for that proposal.

A **"broker non-vote"** occurs when a broker holding shares for a beneficial owner signs and returns a proxy with respect to those shares of stock held in a fiduciary capacity, but does not vote on a particular matter because the broker does not have discretionary voting power with respect to that matter and has not received instructions from the beneficial owner.

Q: What happens if I sign but do not give specific voting instructions on my proxy?

A: If you hold shares in your own name and you **submit a proxy without giving specific voting instructions**, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement.

If you hold shares through a broker, trustee or other nominee and do not provide your broker with specific voting instructions, under the rules that govern brokers in such circumstances, **your broker will *not* have the authority to exercise discretion** to vote your shares with respect to Proposal 1 (**election of Directors**), Proposal 2 (**say-on-pay**), Proposal 3 (**say-on-frequency**), Proposal 4 (**2017 Stock Award and Incentive Plan**), but *will* have the authority to exercise discretion to vote your shares with respect to Proposal 5 (**ratification of KPMG LLP**).

Q: What happens if a Director does not receive a majority of the votes cast for him or her?

A: Under our By-Laws, **if a Director does not receive the vote of at least the majority of the votes cast**, that Director will promptly tender his or her resignation to the Board. Our Nominating and Governance Committee will then make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board is required to take action with respect to the resignation, and publicly disclose its rationale, within 90 days from the date of the certification of the election results. If a resignation is not accepted by the Board, the Director will continue to serve until the next Annual Meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. We provide additional details about our majority voting procedures under ''Corporate Governance Principles and Board Matters'' below.

Q: What is householding?

A: As permitted by the Securities and Exchange Act of 1934 (as amended, the ***Exchange Act***), only one copy of this Proxy Statement is being delivered to shareholders residing at the same address, unless the shareholders have notified the Company of their desire to receive multiple copies of the Proxy Statement. This is known as ''householding.'' The Company will promptly deliver, upon oral or written request, a separate copy of the Proxy Statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to our Corporate Secretary at the address of our principal executive office, which we provide above. Shareholders of record residing at the same address and currently receiving multiple copies of the Proxy Statement may contact our registrar and transfer agent, Computershare, to request that only a single copy of the Proxy Statement be mailed in the future. You may contact Computershare by phone at +1.888.265.3747 or by mail at 250 Royall Street, Canton, MA 02021. Beneficial owners should contact their bank, broker, or other nominee.

Q: What should I do if I receive more than one set of voting materials?

A: There are circumstances under which you may receive more than one Notice of Internet Availability. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one Notice. Please **vote each different proxy you receive**, since each one represents different shares that you own.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce **preliminary voting results** at the Annual Meeting and then **disclose the final results** in a Form 8-K filing with the Securities and Exchange Commission (***SEC***) within four business days after the date of the Annual Meeting.

Q: What is the deadline to propose actions for consideration at next year's Annual Meeting of Shareholders or to nominate individuals to serve as Directors?

A: Shareholder proposals intended to be presented at the 2018 Annual Meeting and included in JLL's Proxy Statement and form of proxy relating to that Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must be received by JLL at our principal executive office by **December 16, 2017**.

Our By-Laws require that proposals of shareholders made outside of Rule 14a-8 under the Exchange Act must be submitted to our Corporate Secretary at our principal executive office **not later than February 26, 2018 and not earlier than January 27, 2018.** In addition, any shareholder intending to nominate a candidate for election to the Board at the 2018 Annual Meeting must give timely written notice to our Corporate Secretary at our principal executive office **not later than February 26, 2018 and not earlier than January 27, 2018.**

Shareholders may, subject to and in accordance with our By-Laws, recommend director candidates for consideration by the Nominating and Governance Committee. The recommendation must be delivered to our Corporate Secretary, who will forward the recommendation to the Nominating and Governance Committee for consideration.

DIRECTORS AND CORPORATE OFFICERS

Biographical Information; Composition of the Board of Directors

We provide below biographical summaries for each of:

- **Our eight current Non-Executive Directors standing for re-election;**
- **One first-time nominee for election who was previously appointed to the Board and is a current Director but who is not a Corporate Officer;**
- **One current Director standing for re-election who is a Corporate Officer; and**
- **Our additional Corporate Officers.**

Director Qualifications

In the case of each Director who is a nominee for election at the 2017 Annual Meeting, we also provide below under ''Five Proposals To Be Voted Upon At The Annual Meeting — Proposal 1'' a separate Qualifications Statement indicating those specific qualifications, attributes, and skills that support his or her membership on our Board of Directors.

Current Board Composition and Nominees for Election

Our Board currently consists of the following 11 members:

Hugo Bagué	***Ming Lu***	***Ann Marie Petach***
Samuel A. Di Piazza, Jr.	***Bridget Macaskill***	***Shailesh Rao***
Colin Dyer	***Martin H. Nesbitt***	***Christian Ulbrich***
Dame DeAnne Julius	***Sheila A. Penrose***	

All of the above Directors served for all of 2016 and through the date of this Proxy Statement, except that Ms. Macaskill was first appointed to the Board effective July 1, 2016. All of the above Directors are nominees for election except for Mr. Dyer who has decided not to stand for election at the 2017 Annual Meeting in connection with his previous retirement from his position as our Chief Executive Officer.

Changes in Corporate Officer Positions

Christian Ulbrich was named President of JLL, and a member of the Board of Directors, effective June 1, 2016, and was named Global Chief Executive Officer of JLL effective October 1, 2016.

Colin Dyer retired as CEO on September 30, 2016.

Anthony Couse was named CEO of our Asia Pacific business effective June 1, 2016.

Guy Grainger was named CEO of our EMEA business effective June 1, 2016.

Richard Bloxam was named the Global Head of Capital Markets effective January 1, 2017.

Charles J. Doyle retired as Global Chief Marketing Officer effective March 17, 2017.

Current Non-Executive Directors Standing for Re-Election

Hugo Bagué Mr. Bagué, 56, has been a Director of JLL since March 2011. He is a nominee standing for election to our Board at the 2017 Annual Meeting. From 2007 until April 2017, Mr. Bagué was Group Executive for Rio Tinto Organisational Resources with overall responsibility currently for Human Resources, Health, Safety, Environment and Communities, External Affairs, Media Relations, Corporate Communications, Procurement, Information Systems and Technology, Shared Services, and Group Property. Headquartered in the United Kingdom, Rio Tinto plc is a leading international mining and metals group that employs 60,000 people worldwide in over forty countries. Mr. Bagué was previously the global vice president of Human Resources for the Technology Solutions Group of Hewlett Packard Corporation, based in Palo Alto, California. Prior to that he worked for Compaq Computer, Nortel Networks and Abbott Laboratories, based out of Switzerland, France, and Germany, respectively. He received a degree in linguistics and post graduate qualifications in Human Resources and Marketing from the University of Ghent in Belgium.

Samuel A. Di Piazza, Jr. Mr. Di Piazza, 66, has been a Director of JLL since May 2015. He is a nominee standing for election to our Board at the 2017 Annual Meeting. Mr. Di Piazza retired as Global Chief Executive Office of PricewaterhouseCoopers International Ltd. in September 2009 after eight years of leading the largest professional services firm in the world. Over his thirty-six year career at PwC, he led the US Firm as Chairman and Senior Partner, the Americas Tax Practice and was a member of the Global Leadership Team. After retiring from PwC, Mr. Di Piazza joined Citigroup, Inc., where he served as Vice Chairman of the Global Corporate and Investment Bank from 2011 until February 2014. He currently serves as the Chair of the Board of Trustees of Mayo Clinic. Mr. Di Piazza serves on the Board of Directors of AT&T, Inc., having previously served as a Director of DirecTV, Inc., prior to its acquisition during 2015 by AT&T, as well as ProAssurance, Inc., a property and casualty insurance company, and Regions Financial Corporation, a bank and financial services company. He is a member of the Executive Committee of St. Patrick's Cathedral in New York City and The Inner City Scholarship Fund of New York City. He is a Trustee of the USA Foundation Board of the World Economic Forum and a member of the Executive Committee of the National September 11th Memorial and Museum. Mr. Di Piazza has served as a Trustee of the International Financial Reporting Standards Foundation, and is past Chairman of the Geneva-based World Business Council on Sustainable Development, The Conference Board, Inc., Junior Achievement Worldwide and the Financial Accounting Foundation, the oversight body of the FASB. Mr. Di Piazza received a B.S. in accounting from the University of Alabama and an M.S. from the University of Houston. Mr. Di Piazza is the co-author of *Building Public Trust: The Future of Corporate Reporting*.

Dame DeAnne Julius Dame DeAnne, 68, has been a Director of JLL since November 2008. She is a nominee standing for election to our Board at the 2017 Annual Meeting. Dame DeAnne currently serves as an independent non-executive member of the board of directors of the University College London, one of the world's leading universities, where she also serves as Chairman. Dame DeAnne was the Chairman of the Royal Institute of International Affairs, also known as Chatham House, from 2003 through 2012. Founded in 1920 and based in London, Chatham House is a world-leading source of independent analysis, informed debate and influential ideas on how to build a prosperous and secure world. From 1997 to 2001, Dame DeAnne served as a founding member of the Monetary Policy Committee of the Bank of England. Prior to that, she held a number of positions in the private sector, including Chief Economist at each of British Airways PLC and Royal Dutch Shell PLC, and was Chairman of the British Airways Pension Investment Management. She has also served as a senior economic advisor at the World Bank and a consultant to the International Monetary Fund. She previously served as a non-executive member of the board of directors of Roche Holding AG, a global healthcare and pharmaceutical firm, BP PLC, one of the world's largest energy companies, and the board of partners of Deloitte UK, a firm providing audit, consulting, financial advisory, risk management, and tax services. Dame DeAnne has a B.S. in Economics from Iowa State University and a Ph.D. in Economics from the University of California. In January 2013, Dame DeAnne was knighted by The Queen of the United Kingdom for her services to international relations.

Ming Lu Mr. Lu, 58, has been a Director of JLL since May 2009. He is a nominee standing for election to our Board at the 2017 Annual Meeting. Mr. Lu joined KKR Asia Limited in 2006 and since 2007 he has been a Partner with KKR & Co., L.P., a leading global alternative asset manager sponsoring and managing funds that make investments in private equity, fixed income and other assets in North America, Europe, Asia, and the Middle East. In connection with his KKR position, Mr. Lu is a member of the board of directors of four of KKR's portfolio companies, including MMI Group, a precision engineering company based in Singapore that provides components to the hard disc, oil and gas and aerospace industries; Masan Consumer Corporation, a leading branded consumer goods company in Vietnam; Weststar Aviation Service Sdn Bhd, a helicopter transportation service provider to offshore oil and gas companies, and Goodpack Limited, a leader in steel intermediate bulk containers, a multi-modal, reusable metal box system that provides packaging, transportation and storage for global core industries. Prior to joining KKR, Mr. Lu was a Partner at CCMP Capital Asia Pte Ltd (formerly JP Morgan Partners Asia Pte Ltd), a leading private equity fund focusing on investments in Asia, from 1999 to 2006. Before that, he held senior positions at Lucas Varity, a leading global automotive component supplier, Kraft Foods International, Inc. and CITIC, the largest direct investment firm in China. Mr. Lu received a B.A. in economics from Wuhan University of Hydro Electrical Engineering in China and an M.B.A. from the University of Leuven in Belgium.

Martin H. Nesbitt Mr. Nesbitt, 54, has been a Director of JLL since March 2011. He is a nominee standing for election to our Board at the 2017 Annual Meeting. In January 2013, Mr. Nesbitt became the Co-Chief Executive Officer of The Vistria Group, LLC, a private-equity investment firm. From 2000 until then, Mr. Nesbitt served as President and CEO of PRG Parking Management (known as The Parking Spot), a Chicago-based owner and operator of off-airport parking facilities that he conceived and co-founded in August 2000. Prior to launching The Parking Spot, he was an officer of the Pritzker Realty Group, L.P., the real estate group for Pritzker family interests. Before that, Mr. Nesbitt was a Vice President and Investment Manager at LaSalle Partners, one of the predecessor corporations to JLL. He is a member of the board of directors of Norfolk Southern Corporation, one of the premier rail transportation companies in the United States, and American Airlines Group, the holding company for American Airlines. Mr. Nesbitt is also a Trustee of Chicago's Museum of Contemporary Art. He is the Treasurer for Organizing for America, the successor organization to Obama for America, a project of the Democratic National Committee, and is also the Chairman of the Barack Obama Foundation, the foundation created in January 2014 to establish the Barack Obama Presidential Library and Museum, among other things. He has previously been a member of the board of directors of the Pebblebrook Hotel Trust, a real estate investment trust and a member of The University of Chicago Laboratory School Board. Mr. Nesbitt has an M.B.A. from the University of Chicago and both a Bachelor's degree and an honorary doctorate degree from Albion College, Albion, Michigan.

Sheila A. Penrose Ms. Penrose, 71, has been a Director of JLL since May 2002 and has been the Chairman of the Board since January 1, 2005. She is a nominee standing for election to our Board at the 2017 Annual Meeting. Ms. Penrose served as an Executive Advisor to The Boston Consulting Group from January 2001 to December 2007. In September 2000, Ms. Penrose retired from Northern Trust Corporation, a bank holding company and a global provider of personal and institutional financial services, after more than 23 years of service. While at Northern Trust, Ms. Penrose served as President of Corporate and Institutional Services and as a member of the Management Committee. Ms. Penrose is a member of the board of directors of McDonald's Corporation, the world's leading foodservice retailer, and Entrust Datacard Group, a supplier of systems for secure identity and secure transaction solutions. Ms. Penrose previously served on the board of directors of eFunds Corporation, a provider of integrated information and payment solutions, and Nalco Chemical Corp., a specialty chemicals provider. Ms. Penrose serves on both the steering committee of the Community of Chairmen and the advisory board of the Gender Parity initiative of the World Economic Forum, on the board of the Chicago Council on Global Affairs, and as a founding member of the US 30% Club. Ms. Penrose received a Bachelor's degree from the University of Birmingham in England and a Master's degree from the London School of Economics. She also attended the Executive Program of the Stanford Graduate School of Business. In 2010, Ms. Penrose was inducted into the Chicago Business Hall of Fame and in 2014 was named a finalist for Chairman of the Year by NYSE Governance Services.

Ann Marie Petach Ms. Petach, 56, has been a Director of JLL since May 2015. She is a nominee standing for election to our Board at the 2017 Annual Meeting. From 2007 until 2014, Ms. Petach was a senior leader at BlackRock, Inc., the world's largest investment management firm managing over $4.6 trillion of assets on behalf of governments, companies, foundations, and millions of individuals globally. Most recently, Ms. Petach was the co-head of US Client Solutions and prior to that she was the Chief Financial Officer of BlackRock. Beginning in and so far through 2017, she has been an advisor at Google, Inc., working on a special project. Prior to joining BlackRock in 2007, Ms. Petach was Vice President, Treasurer at Ford Motor Company, where she worked for the firm in the US, Europe and South America over a period of 23 years. Ms. Petach is currently a member of the board of directors of certain of BlackRock's affiliated companies and she is a trustee, secretary and treasurer of the Financial Accounting Foundation. Ms. Petach earned a B.A. degree in business and Spanish from Muhlenberg College in 1982 and a MSIA degree from Carnegie Mellon University in 1984.

Shailesh Rao Mr. Rao, 45, has been a Director of JLL since September 2013. He is a nominee standing for election to our Board at the 2017 Annual Meeting. From 2012 until July 2016, Mr. Rao was the Vice President for Asia Pacific, Latin America and Emerging Markets at Twitter, Inc., the global on-line social networking service. Before joining Twitter, Mr. Rao served for seven years in a number of roles, including Managing Director for India at Google Inc., the global technology company focused on search, operating systems and platforms. Mr. Rao earned the prestigious Google Founder's Award for his role in the development of Google Maps and Google Earth. He also played a leadership role in the growth of Google's YouTube business globally as Vice President for the YouTube and Display businesses across Asia Pacific. Mr. Rao has dual undergraduate degrees in Economics and History from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management.

First-Time Nominee Who Is Currently a Board Member but not a Corporate Officer

Bridget Macaskill Ms. Macaskill, 68, has been a director since she was appointed effective July 1, 2016. She is a nominee standing for election to our Board at the 2017 Annual Meeting. Ms. Macaskill is the non-executive chairman of First Eagle Holdings, Inc. and serves as senior adviser to First Eagle Investment Management and to its CEO. Based on Ms. Macaskill's deep experience in the investment management industry, a third-party executive search firm recommended her to our Board. She was formerly president and chief executive officer of First Eagle, which she joined in 2009. Prior to joining First Eagle, Ms. Macaskill served as Chief Operating Officer, President, Chief Executive Officer and Chairman of Oppenheimer Funds, Inc., where she is recognized for creating the Oppenheimer Funds' Women & Investing program, dedicated to educating American women about the need to take charge of their personal finances. Ms. Macaskill has served on a number of public company and not-for-profit boards and is currently on the boards of Jupiter Fund Management plc., merchant banking firm Close Brothers plc., and the TIAA-CREF mutual funds. A native of the United Kingdom, Ms. Macaskill earned a B.Sc. in Psychology from the University of Edinburgh and completed post graduate studies at the Edinburgh College of Commerce.

Current Director Standing for Re-Election Who Is Also a Corporate Officer

Christian Ulbrich   Mr. Ulbrich, 50, has been the Chief Executive Officer of JLL since October 2016. He is the Chairman of our Global Executive Board. From June 2016 through September 2016, Mr. Ulbrich was President of JLL, having previously served as the Chief Executive Officer for our Europe, Middle East, and Africa business segment since January 2009. Mr. Ulbrich was first elected to our Board at the 2016 Annual Meeting of Shareholders. He is a nominee standing for election to our Board at the 2017 Annual Meeting. From April 2005 through December 2008, he was the Managing Director of JLL's German business. Prior to that, Mr. Ulbrich was the Chief Executive Officer of the HIH group of companies headquartered in Hamburg, Germany and part of M.M. Warburg Bank. For the ten years prior to that, he held various positions within German and international banks. Mr. Ulbrich is a member of the board of directors of Vonovia SE, Germany's largest residential real estate company. He has a Diplom Kaufmann degree in Business Administration from the University of Hamburg.

Additional Corporate Officers

Richard Bloxam   Mr. Bloxam, 45, has been the Global Head of Capital Markets of JLL since October 2016. He is a member of our Global Executive Board. Mr. Bloxam was formerly the head of Capital Markets for JLL in EMEA from 2012. Prior to that, Mr. Bloxam served in various capacities for JLL, including Head of Pan European Capital Markets, Head of Retail Capital Markets Central & Eastern Europe (Austria), and Head of Retail in Hungary. Mr. Bloxam holds a BSc from the University of Exeter, a post graduate diploma from SouthBank University in Estate Management and is a Member of the Royal Institution of Chartered Surveyors.

Louis F. Bowers   Mr. Bowers, 34, has been the Global Controller and Principal Accounting Officer of JLL since August 2015. He served as Director of Accounting Policy of the Company since September 2014. Prior to that, Mr. Bowers served in various positions, including Vice President and Controller, at Retail Properties of America, Inc., from June 2011 to September 2014, and served as Manager — Audit, Real Estate at KPMG LLP from September 2005 to June 2011. Mr. Bowers is a Certified Public Accountant and holds a B.S. in Accountancy from the University of Illinois at Urbana-Champaign.

Grace T. Chang   Ms. Chang, 44, has been the Managing Director of Global Corporate Finance and Investor Relations of JLL since November 2015. Prior to joining JLL, she served as Managing Director at GE Capital Real Estate both in the United States and Asia from 2005 through 2014 where she held key commercial leadership roles, most recently leading the development and growth of the Asia investment management business and prior to that, business development and global commercial market strategy for real estate investments. During the period between 1995 and 2005, she served in finance positons of increasing responsibility within GE and GE Capital in the United States and Asia Pacific including CFO, financial planning and analysis, corporate mergers, and acquisition integration. Ms. Chang has a B.A. in Economics from the University of California, Berkeley.

Anthony Couse   Mr. Couse, 51, has been the Chief Executive Officer for our Asia Pacific business since June 2016. He is a member of our Global Executive Board. Mr. Couse was previously the Managing Director of our Shanghai and East China business from January 2006. He was based in our Hong Kong business from 1993 where he held positions of increasing responsibility, including head of our Agency business for Asia. Mr Couse joined Jones Lang Wootton in 1989, one of the predecessor entities to JLL, based in the City of London office. Mr. Couse graduated from the University of London with a Bachelor's Degree in Biology. He is also a Fellow of the Royal Institution of Chartered Surveyors.

Bryan J. Duncan   Mr. Duncan, 47, has been the Global Treasurer of JLL since August 2015. He served as Assistant Treasurer of the Company since September 2005. Prior to that, Mr. Duncan served in various positions within the Treasury Department of the Company since September 1999. Prior to joining the Company, Mr. Duncan served as Senior Manager — Investment Management Services and various other positions at KPMG LLP since September 1991. Mr. Duncan is a Certified Public Accountant and holds a B.S. in Accountancy from Illinois State University and an M.B.A. from the University of Chicago.

John Forrest   Mr. Forrest, 46, is the Global and Americas Chief Executive Officer for our Corporate Solutions business and Chairman of our Global Corporate Solutions Board. He is a member of our Global Executive Board. Mr. Forrest has spent his entire career with JLL, beginning as a management trainee in our Australia business and for more than twenty years has assumed roles of increasing responsibility in different locations globally, including within our corporate real estate services, tenant representation, property management, fund management, and workplace strategies businesses. Before re-locating to the United States for his current role, he was previously the Chief Executive Officer of our Corporate Solutions business in Asia Pacific. Mr. Forrest has a Bachelor's Degree in Land Economics from the University of Western Sydney and an MBA from Macquarie University.

Allan Frazier   Mr. Frazier, 64, has been Executive Vice President, Global Head of Data and Information Management and Chief Data Officer of JLL since January 2014. Prior to joining JLL, from March 2003 to January 2014, Mr. Frazier served in roles of increasing responsibility and ending as Executive Vice President and Global Head of Data and Information Management for HSBC Holdins plc, the global banking organization, and before then at other major financial institutions for which he developed and managed data management teams in most major markets across the Americas, Asia Pacific, and Europe/Middle East. Mr. Frazier has a Bachelor's degree in Quantitative Geography from The University of California at Berkeley and a Master's Degree in Economic Geography from San Francisco State University.

Guy Grainger   Mr Grainger, 49, has been the Chief Executive Officer for our Europe, Middle East, and Africa business segment since June 2016. He is a member of our Global Executive Board. Mr. Grainger was previously the Chief Executive Officer of our UK business and prior to that the Lead Director of our UK Retail business. He joined JLL in 2008 following the acquisition of Churston Heard. Prior to that, Mr Grainger spent 25 years in the retail sector working with some of the largest retailers in the world. He holds a BSc (Hons) degree in Valuation and Estate Management from University of West England and is a member of the Royal Institution of Chartered Surveyors. He is also an alumnus of London Business School Senior Executive Programme.

Jeff A. Jacobson   Mr. Jacobson, 55, has been Chief Executive Officer of LaSalle Investment Management, JLL's investment management business segment, since January 2007. He is a member of our Global Executive Board. From 2000 through 2006, he was Regional Chief Executive Officer of LaSalle Investment Management's European operations. From 1998 to 2000, Mr. Jacobson was a Managing Director of Security Capital Group Incorporated. During the period between 1986 and 1998, he served in positions of increasing responsibilities with LaSalle Partners, one of the predecessor corporations to JLL. Mr. Jacobson graduated from Stanford University, where he received an A.B. in Economics and an A.M. from its Food Research Institute.

James S. Jasionowski   Mr. Jasionowski, 58, has been Executive Vice President, Chief Tax Officer of JLL since January 2007. He was Executive Vice President, Director of Tax, from April 2002 to December 2006. From October 2001 to March 2002, he served as Managing Director within the Structured Finance Group of General Electric Capital Corporation. He also served as Executive Vice President and Director of Tax of Heller Financial, Inc., a commercial finance company, from September 1997 through December 2001, and as Vice President and Tax Counsel of Heller Financial from May 1993 through August 1997. Prior to that, he held a variety of positions within the tax practice of KPMG from August 1985 through May 1993, ending as Senior Manager, Tax. He held a variety of positions with Jewel Companies, Inc., from June 1981 through July 1985. Mr. Jasionowski has a B.S. in Accountancy from Northern Illinois University, where he was also a University Scholar, and a J.D. from IIT Chicago Kent College of Law.

David A. Johnson   Mr. Johnson, 54, has been Executive Vice President, Global Chief Information Officer of JLL since November 2004. He served as the Chief Information Officer for the Americas business segment of JLL from 1999 to 2004. He joined LaSalle Partners, the predecessor firm to JLL, as Head of Technology for the Management Services Group in September 1997. Prior to joining LaSalle Partners, Mr. Johnson served as a practice lead for the Real Estate Operations and Systems Group for PricewaterhouseCoopers in Chicago and New York from 1993 to 1997 and was Manager of Portfolio Performance and Head of Technology for Dreyfus Realty Advisors in New York City from 1990 to 1993. Before joining Dreyfus, he held a variety of positions in the commercial banking industry. Mr. Johnson received a Bachelor's degree in mathematics and economics from Ithaca College and an M.B.A. in Finance and Economics from Pace University.

Christie B. Kelly   Ms. Kelly, 55, has been Executive Vice President and Chief Financial Officer of JLL since July 2013. She is a member of our Global Executive Board. Before joining JLL, from 2009 she served as the Chief Financial Officer of Duke Realty Corporation, a leading U.S. real estate investment trust specializing in the ownership, management, and development of bulk industrial facilities, medical office properties, and suburban office buildings. Prior to joining Duke Realty, Ms. Kelly served as Senior Vice President of the Global Real Estate Group at Lehman Brothers, the investment banking firm, from 2007 to 2009. Before that, she was employed by General Electric Company from 1983 to 2007 and served in numerous finance and operational financial management positions in the United States, Europe, and Asia that included responsibility for mergers and acquisitions, process improvements, internal audit, and enterprise risk management. She is a member of the board of directors of Kite Realty and was previously a member of the board of directors of the National Bank of Indianapolis. Ms. Kelly is on the board of trustees of the Butler University Business School. Ms. Kelly has a B.A. in Economics from Bucknell University. She has been recognized as one of the Women of Influence by the *Indianapolis Business Journal*.

Patricia Maxson   Dr. Maxson, 58, has been Executive Vice President, Chief Human Resources Officer of JLL since March 2012. She is a member of our Global Executive Board. From December 2007 until she joined JLL, she served as Vice President, Human Resources for Merck Research Labs at Merck & Co., Inc. From 1988 to 2007, Dr. Maxson held a variety of positions at Rohm and Haas Co., a specialty chemical company, initially as a chemist in the research organization and moving into human resources in 1999. Immediately prior to joining Merck, she served as the Rohm and Haas Human Resources Director for Europe. Dr. Maxson has a B.S. in Chemistry from Michigan State University, a Ph.D. in Chemistry from the University of California, Berkeley, and an M.A. in Clinical Psychology from The Fielding Graduate Institute.

Gregory P. O'Brien   Mr. O'Brien, 55, has been the Chief Executive Officer for our Americas business segment since January 2014. He is a member of our Global Executive Board. Mr. O'Brien was previously the Chief Executive Officer of our Americas Markets Solutions business and prior to that the Chief Executive Officer of our Americas Brokerage business. He was the Chief Executive Officer of The Staubach Company prior to its merger with JLL in 2008. Mr. O'Brien earned an M.B.A. from Harvard Business School after graduating from Tufts University with a B.S. in Electrical Engineering.

Mark J. Ohringer   Mr. Ohringer, 58, has been Executive Vice President, Global General Counsel and Corporate Secretary of JLL since April 2003. From April 2002 through March 2003, he served as Senior Vice President, General Counsel and Secretary of Kemper Insurance Group, Inc., an insurance holding company. Prior to that, Mr. Ohringer served as General Counsel and Secretary of Heller Financial, Inc., a commercial finance company, from September 2000. He previously served as Chief Corporate Counsel and Deputy General Counsel of Heller Financial from March 1999 to September 2000 as well as other roles within the legal function from the time he joined in December 1993. Prior to joining Heller Financial, Mr. Ohringer was a Partner at the law firm of Winston & Strawn LLP. In 2012, he was named by Corporate Board Member as one of America's Top General Counsel and in 2011 by the Ethisphere Institute as one of the world's 100 Most Influential People in Business Ethics. Mr. Ohringer has a B.A. in Economics from Yale University and a J.D. from Stanford Law School.

Parikshat Suri   Mr. Suri, 49, has been Executive Vice President, Chief Audit Executive of JLL since September 2014. He was CFO of JLL India from May 2008 to August 2014. From January 2006 to May 2008, he served as the CFO of Citi Technology Services Ltd. Prior to that, he held a variety of roles with Motorola India Pvt. Ltd., from 1997 to 2005 ending as a financial controller in that company's GSM Network business in India. He also worked with ICI India Ltd. from 1994 to 1997. Mr. Suri has a Bachelor of Commerce degree from Panjab University. In 1992, he qualified as a Chartered Accountant in India and was ranked 50th in the country. Mr. Suri is a Certified Public Accountant (inactive).

Section 16 Reporting Officers

We have designated the following current Corporate Officers as "Officers" for purposes of reporting under Section 16 of the Exchange Act:

Louis F. Bowers	Jeff A. Jacobson	Gregory P. O'Brien
Anthony Couse	Christie B. Kelly	Mark J. Ohringer
Guy Grainger	Patricia Maxson	Christian Ulbrich

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Our policies and practices reflect corporate governance initiatives that we believe comply with:

- The listing requirements of the **New York Stock Exchange** (*NYSE*), on which our Common Stock is traded;
- The corporate governance requirements of the **Sarbanes-Oxley Act** of 2002, as currently in effect;
- U.S. Securities and Exchange (**SEC)** regulations;
- The Dodd-Frank Wall Street Reform and Consumer Protection Act, as currently in effect; and
- The **General Corporation Law of the State of Maryland**, where JLL is incorporated.

We maintain a corporate governance section on our public website, *www.jll.com,* which includes key information about the corporate governance initiatives that are set forth in our:

- **Articles of Incorporation**;
- **By-Laws**;
- **Corporate Governance Guidelines**;
- **Charters** for each of the three standing Committees of our Board of Directors described below;
- **Statement of Qualifications** of Members of the Board of Directors; and
- **Code of Business Ethics**.

These documents are all available at *http://www.jll.com/about/board-of-directors-and-governance.* We will make any of this information available in print to any shareholder who requests it in writing from our Corporate Secretary at the address of our principal executive office.

The Board of Directors regularly reviews corporate governance developments and modifies our By-Laws, Guidelines, and Committee Charters accordingly. Our Code of Business Ethics applies to all employees of the Company, including all of our executive officers, as well as to the members of our Board of Directors.

JLL is committed to the values of **effective corporate governance and the highest ethical standards**. We believe that these values will promote the best long-term performance and sustainability of the Company for the benefit of our shareholders, clients, staff, and other constituencies. To this end, over the past years we have adopted the following significant corporate governance policies and practices:

- **Annual elections** of all Directors;
- **Annual "say-on-pay"** votes by shareholders with respect to executive compensation;
- Right of shareholders owning 30% of the outstanding shares of our Common Stock to **call a special meeting** of shareholders for any purpose;
- **Majority voting** in Director elections;
- **Separation of the Chairman and CEO roles**, with our Chairman serving as the Lead Independent Director;
- Regular evaluation of **Director compensation**;
- Required approval by the Nominating and Governance Committee of any **related-party transactions**;
- **Executive session** among the Non-Executive Directors at each in-person meeting;
- **Director orientation and continuing education program**; and
- **Annual self-assessment** by the Board and each of its Committees, periodically conducted by an outside consultant, and an annual assessment of the Board by senior management.

Information about the Board of Directors and Corporate Governance

The Board, whose members our shareholders elect annually, is the **ultimate decision-making body of the Company** except with respect to those matters reserved to the shareholders either by applicable law, our Articles of Incorporation, or our By-Laws. Through its oversight, review, and counsel, the Board establishes and oversees the Company's business and organizational objectives. The Board works with management to determine the Company's long-term strategy. In doing so, the Board elects the Chairman of the Board, the Chief Executive Officer, and certain other members of the senior management team. Senior management is responsible for conducting JLL's business under the oversight of the Board to enhance the long-term value and sustainability of the Company for the benefit of its shareholders. The Board acts as an advisor and counselor to JLL's senior management and monitors the establishment of its corporate strategy and its performance relative to its strategic goals.

Director Independence

A **majority of our Board consists of independent Directors**. All of the members of the Audit, Compensation, and Nominating and Governance Committees of our Board are independent Directors.

Having an independent board is a core element of our governance philosophy. For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with the Company. The Board observes all criteria for independence and experience established by the NYSE (including Rule 303A in its Listed Company Manual). The Board also observes all criteria from our Corporate Governance Guidelines, which provide that a substantial majority of our directors will be independent.

The Board has determined that each of our Non-Executive Directors, all of whom are current members of our Board, are independent according to the criteria we describe above. These are the Directors we describe in this Proxy Statement as being Non-Executive Directors (meaning Directors we do not otherwise employ as Corporate Officers).

In connection with the independence determinations for each of our Non-Executive Directors, the Board considered transactions of the Company with entities with which such Directors are or were associated, as current or former directors, officers, employees, partners and/or equity-holders, noting that each such transaction consists of services being provided by the Company in the ordinary course of business, with customary consideration being received by the Company in exchange therefor (and no consideration being received directly or indirectly by the Director). None of these transactions was considered a material relationship that impacted the applicable Director's independence.

Given Mr. Rao's unique combination of significant technology industry experience from his previous work at Google and Twitter and his knowledge of the Company's business as the result of serving as a Board member for more than three years, JLL management requested that Mr. Rao provide limited and focused consulting services to the Company on a short-term basis, with respect to the development and structuring of a specific digitization strategy. The Board, which approved the arrangement before it was entered, determined that this engagement would not impair Mr. Rao's ability to make independent judgments as a member of the Board and therefore that it would not be a material relationship that impacted Mr. Rao's independence. Mr. Rao recused himself from, and did not vote on, the approval of any aspect of executive compensation for 2016 considered by the Compensation Committee during the first quarter of 2017.

Given that affiliates of BlackRock, Inc., in the aggregate, constitute a significant shareholder of JLL, which may from time to time include certain of the affiliates where Ms. Petach remains a member of the board of directors, we have also put procedures in place, to which BlackRock has agreed, to avoid conflicts of interest with respect to information regarding JLL.

Review and Approval of Transactions with Interested Persons

We have adopted a **conflict of interest policy** as part of JLL's Code of Business Ethics, under which we expect all Directors, Corporate Officers, and employees of the Company to make business decisions and take actions based upon JLL's best interests and not based upon personal relationships or benefits.

The Board has also adopted a formal written policy and procedures for the review and approval of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) (1) that involves a potential corporate opportunity or in which we were, are or will be a participant, (2) where the amount involved exceeds $120,000, and (3) in which any of the following persons had, has or will have a direct or indirect material interest:

- Our Directors, nominees for Director, or Corporate Officers;

- Any beneficial owner of more than 5% of any class of our voting securities;

- Any immediate family member of any of the foregoing persons; and

- Any entity in which any of the foregoing persons has a substantial ownership interest or control of such entity.

Based on the above criteria, we have described the reportable related party transactions with our beneficial owners of more than 5% of our Common Stock, Corporate Officers, and Directors in 2016 under "Certain Relationships and Related Transactions" with respect to (i) BlackRock, Inc. and (ii) The Vanguard Group.

Non-Executive Chairman of the Board; Lead Independent Director

Since January 1, 2005, Ms. Penrose, a Non-Executive Director, has held the role of the **Chairman of the Board**. The Board has determined that Ms. Penrose will also serve as the Lead Independent Director of the Board for purposes of the NYSE's corporate governance rules.

In her role as Chairman of the Board, Ms. Penrose's **duties include the following**:

- **Chair Board meetings** and encourage constructive engagement and open communications;

- **Preside** over regularly scheduled executive sessions of our Non-Executive Directors;

- **Coordinate** the activities of, and facilitate communications among, our Non-Executive Directors;

- Chair our annual **shareholders' meetings**;

- Establish each **Board meeting agenda**, consulting with the Chief Executive Officer and General Counsel, and ensure that the agenda and materials are complete, timely, and address the key priorities of the Company and its Board;

- **Represent the Company** with clients and shareholders as required;

- Act as a **mentor and confidant** to the Chief Executive Officer in support of his successful performance, attend internal Company meetings as required, and encourage direct communications between the Chief Executive Officer and individual members of the Board; and

- Maintain **regular and open dialogue with Board members** between meetings.

The Board considers the **election of a Chairman annually**, immediately following each Annual Meeting of Shareholders. In May 2016, the Board extended the term of Ms. Penrose's appointment to the date of the 2017 Annual Meeting of Shareholders, at which time the Board will re-evaluate whether to further extend her appointment.

The Board has determined that each person who serves as Chairman of the Board from time to time, if that person is independent, will automatically also serve as a member of each of the Board's Committees, although not necessarily as its Chairman.

Our leadership structure separates our Chief Executive Officer and Chairman of the Board positions and makes the latter our **Lead Independent Director**. We believe this approach, which corporate governance experts generally view as the best practice, is useful and appropriate for a complex and global organization such as ours.

Director Orientation and Continuing Education

We provide Directors who join our Board with an **initial orientation** about the Company, including our business operations, strategy, policies, code of ethics, sustainability, integrated reporting, and governance. We then provide all of our Directors with **resources and on-going education opportunities** to assist them in staying current about developments in corporate governance and critical issues relating to the operation of public company boards and their committees. We actively participate in various professional organizations, such as the Ethisphere Business Ethics Leadership Alliance and the Boston College Center for Corporate Citizenship, that provide training opportunities and information about best practices in corporate governance and business ethics. Our Board also visits Company offices in different cities as part of its regularly scheduled Board meetings, and typically this includes sessions with management, staff and clients.

Annual Board Self-Assessments and Senior Management Assessments

Our Board **annually conducts a self-evaluation** to determine whether it and its Committees are functioning effectively and how they might enhance their effectiveness. For years prior to 2014, the evaluations were conducted by surveying the Board members in writing (with anonymous responses submitted). As part of that process, (1) our Chairman of the Board also engaged in individual discussions with each Board member about his or her views and (2) the Chairman of our Compensation Committee solicited input from the Board members about the leadership by the Chairman of the Board. Additionally, our Board solicited input (also on an anonymous basis) from the members of senior management who regularly interacted with the Board in order to determine management's view about how effectively the Board interacted with the Company and oversaw its strategies and execution. The Board members reviewed and discussed the responses to both of these surveys, and the Chairman provided senior management with responsive feedback.

In 2014, the Board retained an independent third party for the first time to conduct confidential interviews of each Board member and certain members of senior management, and then discussed the results with the Board.

After the completion of the 2014 self-evaluation process, the Board determined that it would alternate between the written and interview approaches for its self-assessments. In accordance with that decision, in 2015, the Board reverted to the written survey approach and then in 2016, the Board conducted its self-evaluation through an independent third party.

Policy on Trading Stock; Policy Against Pledging or Hedging Stock

We have an insider trading policy which prohibits all directors, employees, officers, directors and agents from engaging in any speculative transactions in our securities. The policy requires that all Directors, the Corporate Officers listed in this Proxy Statement, and certain other designated individuals (1) must pre-clear all trades in JLL stock with our General Counsel and (2) may not trade during designated **"blackout periods"** except under approved SEC Rule 10b5-1 trading plans.

We also prohibit Directors and Corporate Officers from engaging in hedging or pledging transactions involving our stock.

Board Meetings During 2016

The full Board of Directors held **four in-person meetings and five telephonic meetings during 2016**. Each Director who held such position during 2016 attended, in aggregate, at least 75% of all meetings (including teleconferences) of the Board and of any Committee on which such Director served during the course of his or her membership on the Board or such Committee. Our Non-Executive Directors meet in executive session without management participation during every in-person Board meeting.

Standing Board Committees

Our Board of Directors has a standing **Audit Committee, Compensation Committee, and Nominating and Governance Committee**. The following table identifies:

- The current members of each of the Committees, all of whom are independent Non-Executive Directors;

- The Director who currently serves as the Chairman of each Committee; and

- The number of meetings (including teleconference meetings) each Committee held during 2016.

Director Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Hugo Bagué	—	√	√
Samuel A. Di Piazza, Jr.	—	√	√
Dame DeAnne Julius	—	√	√
Ming Lu	—	Chairman	√
Bridget Macaskill	√	—	√
Martin H. Nesbitt	√	—	√
Sheila A. Penrose	√	√	Chairman
Ann Marie Petach	Chairman	—	√
Shailesh Rao	—	√	√
Number of Meetings During 2016 (Including teleconferences):	**9**	**6**	**5**

In order to get the benefit of their additional perspectives, we invite Non-Executive Directors who are not members of a given Committee to attend all meetings of each Committee, although they are not obligated to do so. We also provide them access to all Committee materials for their information.

Each Committee has authority to engage legal counsel or other advisors and consultants as it deems appropriate to carry out its responsibilities. Below is a description of each Committee's responsibilities.

The Audit Committee

Ms. Petach (Chairman), Mr. Nesbitt, and Ms. Penrose served as members of our Audit Committee during the entire year of 2016. Ms. Macaskill was appointed to the Audit Committee shortly after being appointed to the Board of Directors on July 1, 2016. Dame DeAnne resigned from the Audit Committee on May 27, 2016.

Under the terms of its Charter, **the Audit Committee acts on behalf of the Board to monitor (1) the integrity of the Company's financial statements, (2) the qualifications and independence of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function and of its independent registered public accounting firm, and (4) compliance by the Company with certain legal and regulatory requirements**. In fulfilling its responsibilities, the Audit Committee has the full authority of the Board to, among other things:

- Appoint or replace the independent registered public accounting firm, which reports directly to the Audit Committee;

- Maintain oversight of the Company's internal audit function and appoint or replace the Company's senior internal auditing executive, who reports directly to the Audit Committee;

- Pre-approve all auditing services and permitted non-audit services to be performed for the Company by its independent registered public accounting firm;

- Review with management and the independent registered public accounting firm the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, prior to the filing of the Company's Quarterly Reports on Form 10-Q;

- Review with management and the independent registered public accounting firm the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to the filing of the Company's Annual Report on Form 10-K;

- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies;

- Discuss with management and the independent registered public accounting firm the Company's internal controls, disclosure controls and procedures, any major issues as to the adequacy of those controls and procedures, and any special steps adopted in light of any material control deficiencies;

- Establish procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

- Discuss with management and advise the Board with respect to the Company's policies and procedures regarding compliance with laws and regulations and with the Company's Code of Business Ethics.

See also the report of the Audit Committee set forth in the section headed ''Audit Committee Report.''

Our Board has determined that each of the members of our Audit Committee is ''financially literate'' and that at least one of the members has ''accounting or related financial management expertise,'' in each case as required by the NYSE. Our Board has also determined that at least one of the members of the Committee, Ms. Petach, its Chairman, qualified as an ''audit committee financial expert'' for purposes of the applicable SEC rule.

The Compensation Committee

Messrs. Lu (Chairman), Bagué, Piazza, and Rao, and Mmes. Julius and Penrose, served as members of the Compensation Committee during the entire year of 2016.

Under the terms of its Charter, **the Compensation Committee acts on behalf of the Board to formulate, evaluate and approve the compensation of the Company's executive officers and to oversee all compensation programs involving the use of the Company's Common Stock**. In fulfilling its responsibilities, the Compensation Committee has the full authority of the Board to, among other things:

- Annually review and approve corporate objectives relevant to the compensation of the Company's Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and determine and certify his or her compensation levels based on such evaluation;

- Annually review and approve the corporate objectives of the other executive officers of the Company who serve on its Global Executive Board, which is the most senior internal management committee, including our Chief Executive Officer, Chief Financial Officer, and the leaders of our principal business segments, certify performance against those goals, and approve the compensation of such other executive officers;

- Review and approve any employment contracts, deferred compensation plans, severance arrangements, and other agreements (including any change in control provisions that are included) for officers of the Company who serve on its Global Executive Board and the overall programs under which any such arrangements may be offered to other employees of the Company;

- Retain or terminate, as needed, and approve the fees and other retention terms for, compensation and benefits consultants and other outside consultants or advisors to provide advice to the Committee;

- Review and discuss with management the company's "Compensation Discussion and Analysis" and oversee the preparation of the Compensation Committee report in the Company's Proxy Statement summarizing the compensation levels of the CEO and other members of the GEB;

- Discuss the results of the shareholder advisory vote on the compensation paid to our named executive officers;

- Effectively align compensation opportunities with prudent risk taking and, where required, submit equity and other compensation matters to the Company's shareholders for their approval;

- Together with the Audit Committee, the Company's Chief Financial Officer, Chief Human Resources Officer and, as appropriate, the other senior officers engaged in enterprise risk management, review the Company's incentive compensation arrangements, considering the Company's business objectives and an intention to promote appropriate practices and discourage excessive risk-taking. In support of the annual proxy disclosure, the Committee reviews whether the Company's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company. The Committee also oversees preparation of any disclosure in respect of such risks required to be included in the Company's annual proxy statement;

- Review and recommend to the Board for approval the frequency with which the Company will conduct say-on-pay votes under the Dodd-Frank Act, taking into account the results of the most recent shareholder advisory vote on frequency of say-on-pay votes required by Section 14A of the Exchange Act, and review and approve the proposals regarding the say-on-pay vote and the frequency of the say-on-pay vote to be included in the Company's proxy statement;

- Adopt policies regarding the adjustment or recovery of incentive awards or payments if the relevant Company performance measures upon which such incentive awards or payments were based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment; and

- Adopt policies regarding the ability of any employee or Board member, or any designee of such employee or Board member, to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities (1) granted to the employee or Board member by the Company as part of the compensation of the employee or Board member, or (2) held, directly or indirectly, by the employee or Board member.

See also the report of the Compensation Committee set forth in the section headed "Compensation Committee Report."

Compensation Committee Interlocks and Insider Participation. There are **no Compensation Committee interlocks** or insider participation on the Compensation Committee. Certain executive officers attend meetings of the Compensation Committee in order to present information and answer questions of the members of the Compensation Committee.

Relationship Between Compensation Design and Risk-Taking. We periodically **consider whether our compensation policies may be reasonably expected to create incentives for our people to take risks** that are likely to have a material adverse effect on either our short-term or longer-term financial results or operations. We continue to believe that they do not. We also have not identified historical situations where we believe that our compensation practices drove behaviors or actions that resulted in material adverse effects on our business or prospects.

Broadly speaking, we take **two different approaches** to compensating our people within the three regions that provide Real Estate Services:

- For **predominantly revenue producing positions** (such as brokers), we provide minimal base salaries in some regions and then commissions or shares in annual incentive pools that directly relate to financial production results according to individual transactions; and

- For positions that are **(1) oriented more toward longer-term client relationship businesses (such as in our corporate outsourcing businesses), (2) leadership, operational, or transaction management roles within business units, markets, or teams rather than direct revenue-producing roles, or (3) internal staff positions** (such as in marketing or human resources), we provide base salaries and then shares in annual incentive pools that are determined from different combinations of overall corporate or business unit financial results, achievement of key performance indicators on individual client accounts, client survey results, and achievement of individual performance goals.

In our **LaSalle Investment Management business**, we use base salaries and annual incentive pools that relate to overall global performance of the business as well as the achievement of individual objectives relating to specific performance of investments, fund raising, and other metrics and activities that support the success of the business. The long-term incentive plan for the senior leadership of the business relates primarily to the strength of cash-flow annuity income rather than incentive fees.

We believe these different approaches are appropriate to their respective circumstances and that they align well with both near-term and longer-term shareholder interests. Straight commissions are restricted to transactions that are completed and therefore do not have significant future risks of negative returns to the firm. Annual incentive pools and longer-term compensation are generally related to the satisfaction of clients and performance of the related business over time, and will be adversely impacted in the event of negative client experiences or relationships or losses to the business relating to unsuccessful strategy or execution.

In the case of our most highly-compensated Executive Officers, we discuss design and risk issues in more detail below as part of our Compensation Discussion and Analysis.

Where we use them, our restricted stock programs have vesting periods of up to three years, and therefore are designed to promote behaviors that are in the longer-term interests of our shareholders and to enhance our stock price. We have also begun to require that certain restricted stock awards to our most highly compensated Executive Officers be retained for another twelve months even after they have fully vested.

The Nominating and Governance Committee

Mmes. Penrose (Chairman), Julius, and Petach, and Messrs. Bagué, Di Piazza, Lu, Nesbitt, and Rao served as members of the Nominating and Governance Committee during the entire year of 2016. Ms. Macaskill was appointed to the Nominating and Governance Committee on July 1, 2016 shortly after being appointed to the Board of Directors. As a policy matter, all of our Non-Executive Directors are automatically members of this Committee.

Under the terms of its Charter, **the Nominating and Governance Committee acts on behalf of the Board to (1) identify and recommend to the Board qualified candidates for Director nominees for each Annual Meeting of Shareholders and to fill vacancies on the Board occurring between such Annual Meetings, (2) recommend to the Board nominees for Directors to serve on each Committee of the Board, (3) develop and recommend to the Board the Corporate Governance Guidelines, and (4) lead the Board in its annual review of the Board's performance**. In fulfilling its duties, the Nominating and Governance Committee has the full authority of the Board to, among other things:

- Adopt and periodically review the criteria for the selection of Directors and members of Board Committees and, when necessary, conduct searches for and otherwise assist in attracting highly qualified candidates to serve on the Board, including candidates recommended by shareholders;

- Review the qualifications of new candidates for Board membership and the performance of incumbent Directors;

- Periodically review the compensation paid to Non-Executive Directors for their services as members of the Board and its Committees, evaluate such compensation paid to Non-Executive Directors against the Company's director compensation limits, and make recommendations to the Board for any appropriate adjustments;

- Develop and recommend to the Board for approval a succession plan for the CEO and other members of the GEB;

- Periodically review and bring to the attention of the Board current and emerging trends in corporate governance issues and how they may affect the business operations of the Company;

- Periodically review the structure, size, composition, and operation of the Board and each Committee of the Board and recommend Committee assignments to the Board, including rotation, re-assignment, or removal of any Committee member; and

- Oversee and periodically review the orientation program for new Directors and continuing education programs for existing Directors.

The Board's Role in Enterprise Risk Oversight

Successful management of any organization's enterprise risks is critical to its long-term sustainability. **The Board and its Committees take active roles in overseeing management's identification and mitigation of the Company's enterprise risks**. The Audit Committee focuses on the process by which management continuously identifies its enterprise risks and monitors the mitigation efforts that have been established. The Board focuses on substantive aspects of management's evaluation of the Company's enterprise risks and the efforts it is taking to avoid and mitigate them. Each of the Compensation Committee and the Nominating and Governance Committee also monitors and discusses with management those risks that are inherent in the matters that are within each such Committee's purview.

As a standing agenda item for its quarterly meetings, the Audit Committee discusses with management the process that has been followed in order to establish an enterprise risk management report. This report reflects (1) the then current most significant enterprise risks that management believes the Company is facing, (2) the efforts management is taking to avoid or mitigate the identified risks, and (3) how the Company's internal audit function proposes to align its activities with the identified risks. The management representatives who regularly attend the Audit Committee meetings and participate in the preparation of the report and the discussion include our (1) Chief Financial Officer, (2) General Counsel, and (3) Chief Audit Executive, each of whom is also a liaison to our Global Operating Board, which is the internal management group that is responsible for overseeing our enterprise risk management process. At the Audit Committee meetings, the Chief Audit Executive reviews with the Committee how the report has informed the decisions about what aspects of the Company that Internal Audit will review as part of its regular audit procedures, as well as how various programmatic activities by Internal Audit have been influenced by the conclusions drawn in the report.

The enterprise risk management report is provided to the full Board as a regular part of the materials for its quarterly meetings. At those meetings, the Board asks questions of management about the conclusions drawn in the enterprise risk management report and makes substantive comments and suggestions. Additionally, during the course of each year, the

Audit Committee (or sometimes the full Board) meets directly on one or multiple occasions with the senior-most leaders of our critical corporate functions, including Finance, Accounting, Information Technology, Human Resources, Tax, Legal and Compliance, Professional Standards, Sustainability, and Insurance, to consider, among other topics, the enterprise risks those internal organizations face and how they are managing and addressing them. At each Board meeting, the Chairman of our Audit Committee reports to the full Board on the activities of the Audit Committee, including with respect to its oversight of the enterprise risk management process.

As a regular part of its establishment of executive compensation, the Compensation Committee considers how the structuring of our compensation programs will affect risk-taking and the extent to which it will drive alignment with the long-term success of the enterprise and the interests of our shareholders. The Compensation Committee comments on this aspect of our compensation program in the "Compensation Discussion and Analysis" that is a part of this Proxy Statement.

In the normal course of its activities, our Nominating and Governance Committee reviews emerging best practices in corporate governance and stays abreast of changes in laws and regulations that affect the way we conduct our corporate governance, which represents another important aspect of overall enterprise risk management.

Moreover, as part of its consideration of our Annual Report to Shareholders, our Board reviews and comments on our Risk Factors section, which is another way in which it participates in the consideration of the significant enterprise risks the Company faces and how the Company attempts to manage them in an appropriate way.

Nominations Process for Directors

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee **employs a variety of methods to identify and evaluate nominees for Director**. The Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Committee would consider various potential candidates for Director. Candidates may come to the attention of the Committee through then current Board members, Company executives, shareholders, professional search firms, or other persons. The Committee would evaluate candidates at regular or special meetings and may consider candidates at any point during the year depending upon the circumstances. As described below, the Committee would consider properly submitted shareholder nominations of candidates for election to the Board at an Annual Meeting. Following verification of the shareholder status of the persons proposing candidates, the Committee would aggregate and consider recommendations at a regularly scheduled meeting, which would generally be the first or second meeting prior to the issuance of a proxy statement for the subsequent Annual Meeting. If a shareholder provides any materials in connection with the nomination of a Director candidate, the materials would be forwarded to the Committee. The Committee would also review materials that professional search firms or other parties provide in connection with a nominee who is not proposed by a shareholder. If the Committee nominated a candidate proposed by a professional search firm, the Committee would expect to compensate such firm for its services, but the Board would not pay any compensation for suggestions of candidates from any other source.

Director Qualifications; Diversity Considerations; Director Tenure

Our Board has adopted a **Statement of Qualifications of Members of the Board of Directors**, which is available on our website and **contains the membership characteristics that apply to nominees to be recommended by the Nominating and Governance Committee**. According to these characteristics, the Board should be composed of individuals who have demonstrated notable or significant achievements in business, education, or public service. In addition, the members of the Board should possess the acumen, education, and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives, and backgrounds to the deliberations of the Board. Importantly, the members of the Board must have the highest ethical standards, a strong sense of professionalism, and a dedication to serving the interests of all the shareholders, and they must be able to make themselves readily available to the Board in the fulfillment of their duties. All members of the Board must also satisfy all additional characteristics for Board membership that may be set forth in the Company's Corporate Governance Guidelines. These characteristics set forth the particular attributes that the Committee considers when evaluating a candidate's management and leadership experience, the skills, and diversity that a candidate would contribute to the Board and the candidate's integrity and professionalism.

For a number of years, our Nominating and Governance Committee has maintained an internal list of the more specific experiences and attributes that it seeks to have cumulatively reflected on the Board. While we do not expect each Director to necessarily contribute all of the desired criteria, we do seek to have the criteria represented on the Board as deeply as possible in their totality. Accordingly, when we are searching for a new Director, we seek to fill any relative gaps in the overall criteria that we may have identified at the time.

The desired Board composition criteria that the Committee has identified include, among others, the skills and qualifications described below:

<table>
<tr><td rowspan="2">

Overall Board Composition Criteria

</td><td>

• International business experience
• Operating experience with a business for which commercial real estate is a significant part of the business model
• Financial or accounting expertise
• Business ethics
• Gender, ethnic and/or racial diversity
• Experience reviewing, approving and/or managing corporate transactions, including mergers and acquisitions and financings
• Corporate governance
• Professional services experience, including with respect to culture, talent development and compensation matters
• Operating experience with asset management
• Expertise in the applications of new and emerging technologies, including social media, to an operating business
• A current operating role or other curent directorships that will promote continuing business acumen

</td></tr>
</table>

In terms of the Committee's goal to have a diverse Board, the Committee believes that diversity of background and perspective, combined with relevant professional experience, benefits the Company and its shareholders. The Committee believes that the overall composition of the current Board reflects the desired criteria we describe above as well as a significant level of diversity from a number of different and important perspectives.

The following table reflects the tenure of our 2017 director nominees. Our directors' tenure is well-distributed to create a balanced Board, which contributes to a rich dialogue representing a range of perspectives.

Our Directors' Tenure



■ > 10 Years
■ 3-5 Years
■ 0-2 Years

The Nominating and Governance Committee **will consider properly submitted nominations of candidates for membership on the Board as described above**. Any shareholder nominations proposed for consideration by the Committee should include the nominee's name and qualifications for Board membership and evidence of the consent of the proposed nominee to serve as a Director if elected. Nominations should be addressed to our Corporate Secretary at the address of our principal executive office set forth above. Shareholder nominations for individuals to be considered by the Nominating and Governance Committee as a director nominee for election at the 2018 Annual Meeting should be delivered to the Corporate Secretary at our principal executive office by no later than December 16, 2017.

Majority Voting for Directors

Our By-Laws provide that, except with respect to vacancies, **each Director shall be elected by a vote of the majority of the votes cast with respect to the Director at any meeting for the election of Directors at which a quorum is present**. If, however, at least fourteen days before the date we file our definitive Proxy Statement with the SEC, the number of nominees exceeds the number of Directors to be elected (a *Contested Election*), the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director (with abstentions and broker non-votes not counted as a vote cast either "for" or "against" that Director's election).

In the event an incumbent Director fails to receive a majority of the votes cast in an election that is not a Contested Election, such incumbent Director must promptly tender his or her resignation to the Board. The Nominating and Governance Committee of the Board (or another Committee designated by the Board under the By-Laws) must make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent Director, or whether other action should be taken. The Board must act on the resignation, taking into account the Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the SEC) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision, within 90 days following certification of the election results. The Committee in making its recommendations, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The Director who tenders his or her resignation will not participate in the recommendation of the Committee or the decision of the Board with respect to his or her resignation. If such incumbent Director's resignation is not accepted by the Board, the Director will continue to serve until the next Annual Meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.

If an incumbent Director's resignation is accepted by the Board, or if a non-incumbent nominee for Director is not elected, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board.

Calling for Special Shareholders' Meetings

Our Articles of Incorporation and our By-Laws provide that **special meetings of our shareholders**, for any purpose or purposes, may be called by any of (1) the Chairman of the Board of Directors, (2) the President, (3) the Board of Directors, or (4) the Corporate Secretary at the request in writing of shareholders owning at least thirty percent (30%) of the capital stock of the Company that are issued and outstanding and entitled to vote at the meeting.

Non-Executive Director Compensation

Under its Charter, our Nominating and Governance Committee is responsible for determining and recommending to the Board the overall compensation program for our Non-Executive Directors.

We use a **combination of cash and stock-based compensation for the members of our Board**. The Committee seeks to provide compensation to our Non-Executive Directors that is:

- **Sufficient to attract and retain the highest caliber individuals** who meet the established criteria for Board membership;

- **Reflective of the demands** placed on Board and Committee membership by a complex and geographically dispersed, global organization operating in highly competitive and dynamic markets; and

- **Commensurate with the compensation** paid to directors at other firms under broadly similar circumstances.

Annually, the Committee gathers data on board compensation from various studies that are published by independent non-profit organizations (for example, the National Association of Corporate Directors) and recruiting or compensation consulting firms (for example, Spencer Stuart and Frederic W. Cook & Co., Inc.). For comparison purposes, the Committee then uses the studies and data that appear to be most relevant and most closely aligned with the Company's own circumstances. The Committee gathers data for those companies that are also used as comparisons for executive compensation. The Committee seeks information regarding:

- Board retainers;

- Cash versus equity compensation;

- Compensation for serving on committees and for chairing committees; and

- Equity ownership guidelines and compensation for non-executive chairmen.

Based upon an internal guideline, the Committee then seeks to make any adjustment to the overall compensation program deemed necessary to satisfy the above criteria approximately every other year. In order to determine the compensation of our Chairman of the Board, our Committee meets in executive session, led by the Chairman of our Compensation Committee, without our Chairman of the Board being present.

In consideration of emerging corporate governance best practices, our Board has established a limit on the amount of equity and cash compensation that can be paid to a Non-Executive Director of the Company in a calendar year. The compensation limits, as described more fully in the 2017 Stock Award and Incentive Plan and subject to approval by our shareholders at the 2017 Annual Meeting, provide that the total annual **compensation for any fiscal year for non-employee Directors will be limited to $750,000**, which the Board believes is a meaningful limit on total Director compensation. This limit is inclusive of the value of both the annual cash retainer(s) and the grant date fair value of the annual equity award.

We have established a "stewardship" approach to the compensation of our Non-Executive Directors whereby we do not pay individual meeting fees. Accordingly, the Nominating and Governance Committee has determined that, **effective the day after the 2016 Annual Meeting the compensation for Non-Executive Directors would be as follows**:

- An annual cash retainer of **$75,000**, paid quarterly; and

- An annual grant of restricted stock units in an amount equal to **$145,000**, with the number of restricted stock units based on the closing price of our Common Stock on the grant date, which is the day after the Annual Meeting. Subject to continued service on the Board, half of the restricted stock units vest on the 18-month anniversary of the date of grant and the other half vest on the third anniversary.

In addition to the above amounts:

- The **Chairman of the Audit Committee** will receive an annual retainer of $25,000;

- The **Chairman of the Compensation Committee** will receive an annual retainer of $25,000;

- The **Chairman of the Nominating and Governance Com**mittee will receive an annual retainer of $10,000;

- Each **member of the Audit Committee** (other than the Chairman) will receive an annual retainer of $10,000;

- Each **member of the Compensation Committee** (other than the Chairman) will receive an annual retainer of $10,000; and

- Each **member of the Nominating and Governance Committee** (other than the Chairman) will receive an annual retainer of $5,000.

Restricted stock unit awards continue to vest according to their original schedules in the event of the death or disability of a Non-Executive Director. They become fully vested if the Non-Executive Director retires, is not re-nominated, or is not re-elected by the shareholders. If a Non-Executive Director resigns or is terminated for cause, he or she forfeits all remaining unvested awards.

JLL reimburses all Directors for reasonable travel, lodging, and related expenses incurred in attending meetings.

We do not pay any Directors' fees to Directors who are also officers or employees of JLL (currently Christian Ulbrich, and through December 31, 2016, Colin Dyer). In connection with Mr. Dyer's retirement arrangements, during the time in 2017 that he serves on the Board, Mr. Dyer is receiving a fee of $80,000 for his service on the Board through May 31, 2017. We do not provide perquisites to our Non-Executive Directors.

We permit Non-Executive Directors to elect to receive and defer shares of our Common Stock in lieu of any or all of their cash retainers, on a quarterly basis, based on the closing price of our Common Stock on the last trading day of each immediately preceding quarter. Messrs. Bagué and Di Piazza have each elected to receive all or part of their 2016 retainers in deferred stock rather than cash.

We also permit our Non-Executive Directors who are subject to United States income tax to participate in the Deferred Compensation Plan that we have established for certain employees in the United States. The Deferred Compensation Plan is a non-qualified deferred compensation program under which the eligible members of our Board may voluntarily elect to defer up to 100% of their cash retainers and/or restricted stock grants upon vesting. Elections are made on an annual basis and in compliance with Section 409A of the Code.

The amounts of any compensation deferred under the Deferred Compensation Plan remain an asset of the Company and constitute an unsecured obligation of the Company to pay the participants in the future. As such, they are subject to the claims of other creditors in the event of the Company's insolvency. Gains and losses on deferred amounts are credited based on the performance of (1) a hypothetical investment in a variety of mutual fund investment choices selected by the participants or (2) the Company's stock price in the event of a deferral of restricted stock grants upon vesting. A participant's account may or may not appreciate depending upon the performance of the hypothetical investment selections the participants make and/or the performance of the Company's stock price. Participants must elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. The Company does not make any contributions to the Deferred Compensation Plan beyond the amounts of compensation that participants themselves elect to defer.

Ms. Penrose has in the past deferred certain portions of her cash compensation into the Deferred Compensation Plan.

Compensation for Our Chairman of the Board

As a Non-Executive Director who was elected to the position of Chairman of the Board effective January 1, 2005, **Ms. Penrose receives an annual retainer in addition** to the foregoing amounts in consideration of undertaking the responsibilities and time commitments associated with that position as the Board has established it. The Chairman's annual retainer for 2017 is **$145,000** in cash, payable quarterly.

Ms. Penrose is permitted to apply her Chairman's retainer to the programs described above with respect to electing to receive shares in lieu of cash or to deferring amounts under the U.S. Deferred Compensation Plan.

Non-Executive Director Compensation for 2016

The following table provides information about the compensation we paid to our current Non-Executive Directors in respect of their services during 2016:

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation[3]	Total
Hugo Bagué	$ 0	$227,917	—	—	—	$ 4,563	$232,480
Samuel A. Di Piazza Jr.	$ 0	$227,917	—	—	—	$ 1,383	$229,300
Dame DeAnne Julius	$ 87,917	$145,000	—	—	—	$ 1,672	$234,589
Ming Lu	$102,917	$145,000	—	—	—	$ 1,672	$249,589
Bridget A. Macaskill	$ 52,500	$145,000	—	—	—	$ 499	$197,999
Martin H. Nesbitt	$ 87,917	$145,000	—	—	—	$ 1,672	$234,589
Sheila A. Penrose	$242,917	$145,000	—	—	—	$18,083	$406,000
Ann Marie Petach	$102,917	$145,000	—	—	—	$ 853	$248,770
Shailesh Rao	$ 87,917	$145,000	—	—	—	$ 1,340	$234,257

(1) The amounts in this column reflect the aggregate cash fees that each Director earned during 2016 in respect of his or her retainer for Board

membership and all Chairman and Committee retainers to the extent applicable. We do not pay fees for attendance at individual meetings. If a Director elected to receive a portion of his or her cash payments in deferred shares instead, those amounts are reflected under the "Stock Awards" column.

(2) The stock awards in this column reflect (i) the annual retainer of $145,000 in restricted stock units we granted to each Director and (ii) the election of any Director to receive all or a portion of his or her cash retainers in deferred shares instead, as we describe above.

The amounts we report in this column reflect the grant date fair values of the stock awards we made to our Non-Executive Directors during 2016.

(3) In June 2016 and in December 2016, at the same time that the Company paid semi-annual cash dividends of $0.31 and $0.33 per share of its outstanding common stock, respectively, the Company also paid dividend equivalents of the same amounts on each outstanding restricted stock unit. The amounts shown in this column reflect the dividend equivalents that we paid on restricted stock units held by each of the Directors. The amounts also include dividends paid on shares that the Directors had received and deferred in lieu of cash, as we describe above, all of which dividends were reinvested in additional deferred shares.

We do not provide perquisites to our Non-Executive Directors.

Non-Executive Director Stock Ownership

Non-Executive Directors are subject to a stock ownership guideline whereby we expect that, at a minimum, by the third anniversary of his or her first election to the Board, each Director shall have acquired, and for as long as he or she remains a member of the Board will maintain ownership of, at least the **lesser of (1) 5,000 shares of the Company's Common Stock or (2) shares of the Company's Common Stock worth $300,000** based on the then most recent closing price thereof. All shares of unvested restricted stock that have been granted to a Director, or which a Director has elected to take in lieu of cash compensation or has deferred under any deferred compensation plan, count toward each of the indicated minimum number of shares and dollar value. Each of our Non-Executive Directors who has served on the Board for three years or more currently exceeds the minimum stock ownership guideline.

As of March 13, 2017, when the price per share of our Common Stock at the close of trading on the NYSE was $113.25, our Non-Executive Directors had the following ownership interests in shares of our Common Stock:

Name	Shares Directly Owned (#)[1]	Restricted Stock Units (#)	Stock Options (#)	Total (#)	Value at 3/13/17
Hugo Bagué	10,087	2,083	0	12,170	$1,378,253
Samuel A. Di Piazza, Jr.	1,588	3,816	0	5,404	$ 612,003
Dame DeAnne Julius	9,662	2,083	0	11,745	$1,330,121
Ming Lu	9,350	2,083	0	11,433	$1,294,787
Bridget Macaskill	0	1,512	0	1,512	$ 171,234
Martin H. Nesbitt	5,620	2,083	0	7,703	$ 872,365
Sheila A. Penrose[2]	72,395	2,083	0	74,478	$8,434,634
Ann Marie Petach	347	1,588	0	1,935	$ 219,139
Shailesh Rao	1,938	2,083	0	3,976	$ 450,282

(1) Includes shares the Director has elected to take in lieu of cash and receipt of which has been deferred.

(2) Includes 22,548 shares held by Ms. Penrose as trustee for the Sheila A. Penrose trust.

Attendance by Members of the Board of Directors at the Annual Meeting of Shareholders

We strongly encourage each member of our Board of Directors to attend each Annual Meeting of Shareholders. **All of the members of our Board of Directors at the time were present at our previous Annual Meeting of Shareholders held on May 27, 2016.**

Communicating with Our Board of Directors

We value the continued interest of and feedback from our shareholders and other parties, and are committed to maintaining our active dialogue with you to ensure the diversity of perspectives are considered. Shareholders and interested parties may communicate directly with our Board of Directors. If you wish to do so, please send an e-mail to **boardofdirectors@am.jll.com**, which our Corporate Secretary will forward to all Directors. If you wish to communicate only with our Non-Executive Directors, or specifically with any Director individually (including our Chairman of the Board, who serves as the Lead Independent Director, or the Chairman of any of our Committees), please so note in your e-mail. Alternatively, you may send a communication by mail to any or all of our Directors, or specifically to any or all of our Non-Executive Directors, care of our Corporate Secretary at the address of our principal executive office, and our Corporate Secretary will forward it unopened to the intended recipient(s).

"Thinking Beyond," "Achieving Ambitions" and "Building a Better Tomorrow"

In December 2016, JLL's Global Executive Board, our senior management group, endorsed an enhanced global strategic vision to strengthen and refine our longstanding strategic priorities. "Thinking Beyond" provides a sustainable strategic growth framework for JLL and describes the focus and attention to client service excellence that characterizes our business around the world. In February 2017, we launched a new brand positioning strategy under the banner "Achieving Ambitions," which reflects our core values of Teamwork, Ethics, and Excellence in everything we do. We have also previously introduced "Building a Better Tomorrow" to reflect and articulate the four pillars of our global corporate responsibility agenda: People, Clients, Workplaces, and Communities.

Corporate Sustainability

As part of the previous introduction of Building a Better Tomorrow (sm), we will continue to refine our sustainability communications and strategy globally to be aligned with encouraging and promoting the principles of corporate sustainability everywhere we operate, seeking to promote the long-term success of our organization for the benefit of our shareholders, clients, and employees and to improve the communities and environment in which our people work and live. We design our corporate policies to reflect the highest standards of corporate governance and transparency, and we hold ourselves responsible for our social, environmental, and economic performance. These priorities guide the interactions we have with our shareholders, clients, employees, regulators, and vendors, as well as with all others with whom we come into contact. We pursue our vision to lead the transformation of the real estate industry by making a positive impact both in and beyond our business. We also work to foster an environment that values the richness of our differences and reflects the diverse world in which we live and work. By cultivating a dynamic mix of people and ideas, we enrich our Company's performance, the communities in which we operate, and the lives of our employees. We seek to recruit a diverse workforce, develop, and promote exceptional talent from diverse backgrounds and embrace the varied experiences of all our employees.

Our **Sustainability Report is available at *www.jll.com/sustainability***. Our latest report documents the Company's achievements and challenges within both our services and operations. We take this seriously and are on a journey to embed sustainability deeply into our business. The report demonstrates how our approach aligns with our clients, adds value for shareholders, and benefits our workforce and the wider community. We support five key sustainability focus areas: energy and resources; green buildings; client service excellence; community and supply chain; and workplace well-being and diversity. We use as guidance for our reporting the standards established by the CDP (formerly the Carbon Disclosure Project), the Global Reporting Initiative, and the International Integrated Reporting Council.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (*CD&A*) describes our executive compensation philosophy and program in the context of the compensation we paid during the last fiscal year to 1) our current Chief Executive Officer, 2) our Chief Executive Officer who retired during 2016, 3) our Chief Financial Officer, and 4) our next three most highly compensated Executive Officers. These officers were among the members of our Global Executive Board (*GEB*) for 2016, and we refer to them in this Proxy Statement as our *Named Executive Officers*. Our Named Executive Officers, who served in their roles for all of 2016 except as noted, are as follows:

Name	Title
Christian Ulbrich	Chief Executive Officer (effective October 1, 2016)
Colin Dyer	Chief Executive Officer (January 1, 2016 – Retirement on September 30, 2016)
Christie B. Kelly	Chief Financial Officer
Anthony Couse	Chief Executive Officer, Asia Pacific (effective June 1, 2016)
Jeff A. Jacobson	Chief Executive Officer, LaSalle Investment Management
Gregory P. O'Brien	Chief Executive Officer, Americas

Our CD&A is organized into five sections:

• **Executive Summary**

• **What We Pay and Why: The Elements of Executive Compensation**

• **Compensation Committee Report**

• **Executive Compensation Tables**

• **Additional Information**

Executive Summary

Pay for Performance Analysis

How We Align Pay with Company Performance

We are committed to aligning the compensation of our executives with our financial and operational performance. Our Compensation Committee (referred to as the *Committee*, *we* or *us* for purposes of this CD&A) oversees the Company's executive compensation program. The Committee designs the executive compensation program to motivate the Named Executive Officers to increase shareholder value. Our program seeks to drive the achievement of both the short- and long-term financial and strategic goals that management establishes with the Board of Directors, all without encouraging excessive risk-taking. We believe that the program has served, historically, to align compensation with performance in a direct and appropriate way.

2016 Performance

JLL delivered diversified revenue increases for 2016.   The Company's full-year 2016 consolidated revenue performance of $6.8 billion and consolidated fee revenue of $5.8 billion for the year represented double-digit percentage increases over a robust 2015. Revenue growth occurred across all geographic segments and LaSalle, fueled by recent acquisitions that contributed over $470 million of incremental fee revenue in 2016. Annuity businesses led revenue growth while transactional businesses also grew against a global decline in market volumes, which was notably impactful in the UK.

Each of JLL's three Real Estate Services operating segments contributed to the results:

- **Americas total revenue was $3.0 billion, a 15 percent increase compared with last year**. **Fee revenue for the year was $2.8 billion, an increase of 15 percent from 2015.**   Fee revenue growth compared with last year was broad-based across all business lines, reflecting balanced organic and acquisition-driven expansion. Operating expenses for the year were $2.7 billion, up 16 percent from $2.4 billion in 2015. Fee-based operating expenses for the year, excluding restructuring and acquisition charges, were $2.5 billion, up 18 percent from $2.1 billion in 2015. Operating income for the year was $260.7 million, up 6 percent from $245.2 million in 2015. Adjusted EBITDA was $322.0 million for the year, compared with $309.3 million in 2015. Adjusted EBITDA margin, calculated on a fee revenue basis, was 11.7 percent in USD and local currency for the year, compared with 12.9 percent in 2015. The decline in Adjusted EBITDA margin was driven by continued spend in data, technology, and people, partially offset by the contributions from recent acquisitions.

- **EMEA's total revenue for the year was $2.1 billion, an increase of 24 percent from last year. Fee revenue for the year was $1.5 billion, an increase of 16 percent from 2015.**   Revenue expansion compared with 2015 was most notable in Property & Facility Management, driven by approximately $175 million of incremental fee revenue from the August 2016 acquisition of Integral, along with Project & Development Services. Partially offsetting the increase in revenue was the impact of a 39 percent year-over-year decrease (measured in US Dollars) in capital markets investment volumes in the UK. Revenue growth in the region was led by Germany and France combined with the acquisition of Integral in the UK. Operating expenses for the year were $2.0 billion, up 30 percent from $1.7 billion in 2015. Fee-based operating expenses, excluding restructuring and acquisition charges, were $1.4 billion, up 24 percent from $1.3 billion in 2015, primarily reflecting the impact of the Integral acquisition. Operating income for the year was $79.1 million, down from $144.7 million in 2015. Adjusted EBITDA was $115.7 million for the year, compared with $170.9 million in 2015. Adjusted EBITDA margin, calculated on a fee revenue basis, was 7.6 percent in US Dollars (7.0 percent in local currency) for the year, compared with 12.2 percent in 2015. The decline in profitability was primarily UK-focused and driven by the decline in capital markets transaction volumes, nearly $35.0 million of capital markets performance fees earned in 2015 that did not recur in 2016, and approximately $13.0 million of additional contract expenses incurred during the wind-down of operations in a non-core market. The decline in Adjusted EBITDA margin also reflected the shift in service mix associated with the Integral acquisition.

- **Asia Pacific's total revenue for the year was $1.4 billion**, **an increase of 18 percent from last year. Fee revenue for the year was $1.1 billion in 2016, an increase of 13 percent from 2015.**   Revenue growth compared with last year was driven by Property & Facility Management; Advisory, Consulting & Other; and Project & Development Services. Growth in the region, led by Japan, Australia, and Greater China, was balanced between organic expansion and acquisitions of annuity businesses such as property management, facilities management, and valuations. Operating expenses for the year were $1.3 billion, up 19 percent from $1.1 billion in 2015. Fee-based operating expenses, excluding restructuring and acquisition charges, were $1.0 billion, up 14 percent from $881.8 million in 2015. Operating income for the year was $86.4 million, consistent with 2015. Adjusted EBITDA was $104.8 million for the year, compared with $102.7 million in 2015. Adjusted EBITDA margin, calculated on a fee-revenue basis, was 9.7 percent in US Dollars (9.6 percent in local currency) for the year, compared with 10.6 percent in 2015, and reflected increases in data and technology investments.

LaSalle, our investment management business that constitutes our fourth operating segment, posted an increase in total revenue for the year up 3 percent from last year, and included $260.8 million of advisory fees, $95.9 million of incentive fees, and $51.1 million of transaction fees.   Equity earnings for the year were $31.5 million, as compared with $70.1 million in the prior year. While activity in both periods reflected net valuation increases of assets within the co-investment portfolio, gains recognized in 2015 from the disposition of legacy investments that did not recur in 2016 contributed substantially to the year-over-year decline. Operating income for the year was $82.9 million, a decrease from $87.5 million in 2015. In 2016, LaSalle's capital raising momentum continued with $5.1 billion for the year. Assets under management reached a record high of $60.1 billion as of December 31, 2016, up from $56.4 billion as of December 31, 2015.

In 2016, the Company completed 28 **new acquisitions** that expanded its capabilities in key regional markets. The Company **maintained a balance sheet for growth**, reflecting the Company's strong cash generation. It also maintained its **investment grade credit rating** of BBB+ with S&P and Baa2 with Moody's.

Also during 2016, JLL continued to **win numerous awards** that reflected the quality of the services it provides to our clients, the integrity of its people and its desirability as a place to work, including awards recognizing its (1) superior service to clients, (2) ethics program and corporate governance, (3) outsourcing capabilities, (4) consultancy capabilities, (5) "best place to work" environment, and (6) environmental and energy management work for clients.

See *Annex A* for a reconciliation of non-GAAP financial measures to our results as reported under accounting principles accepted in the United States.

The following table illustrates the three-year relationship between Company performance and the compensation of our Named Executive Officers. **The overall growth of the business as represented by basic earnings per share and adjusted net income has exceeded Named Executive Officer total direct compensation on a relative basis.** We selected earnings per share and adjusted net income because of their high correlation with creating shareholder value and selected our Named Executive Officers because of our 2016 Chief Executive Officer transition.



(1) As defined by the Compensation Committee, adjusted net income represents net income attributable to common shareholders excluding certain significant restructuring and acquisition charges. See Annex A for a reconciliation of adjusted net income to our results as reported under accounting principles accepted in the United States.

(2) This table includes only the Named Executive Officers and excludes Mr. Dyer, who retired during 2016. It represents total direct compensation earned for the year indicated. The compensation reflected above may differ from the Summary Compensation Table (the *Table*) due to certain timing reasons indicated in the notes to the Table.

Return to Shareholders

The following graph compares the cumulative 5-year total return to shareholders of JLL's common stock relative to the cumulative total returns of the S&P 500 Index. The graph below assumes that the value of the investment in JLL's common stock and the S&P 500 Index (including reinvestment of dividends) was $1,000 on December 31, 2011.



Highlights of Compensation Committee Actions

The Summary Compensation Table indicates the specific amounts we paid to the Named Executive Officers in respect of their 2016 performance. Highlights from the decisions the Committee made include the following:

Base Salaries

- We increased the base salary for Mr. Ulbrich to the Euro equivalent of U.S. $750,000 based on his promotion to Chief Executive Officer.

Annual Incentives

- **Under the Annual Incentive Plan, we awarded $10.2 million in total** to the Named Executive Officers. Asia Pacific Operating Income and LaSalle Operating Income were above target, while AIP Adjusted EBITDA, Americas Operating Income, and EMEA Operating Income were below target. Accordingly, the awards were 81% of planned budget and we delivered them entirely in cash.

Long-Term Incentives

- Under the GEB Long-Term Incentive Plan (*GEB LTIP*), **we awarded $4.8 million in total** to the Named Executive Officers. Performance on the 2020 measures was above target, while LTIP Adjusted EBITDA and Relative TSR were below target. The awards were 81% of planned budget. With the exception of Mr. Jacobson, we issued the awards in time-vested restricted stock units (*RSU*s), which vest ratably over 3 years. Mr. Jacobson's award under the GEB LTIP was deferred and notionally invested in LaSalle's total assets under management in order to align his compensation with the investment performance that LaSalle produces for its clients. In addition to the GEB LTIP, Mr. Jacobson also received an award of $1,001,000 under the LaSalle Long-Term Incentive Plan (*LaSalle LTIP*).

Say-on-Pay Results

With respect to the annual advisory "say-on-pay" shareholder vote held in May 2016, **94.3% of votes cast (and 86.7% of the total votes cast at the meeting) approved our compensation program.** We evaluated the results of the 2016 "say-on-pay" vote as part of our overall assessment of the compensation program for our Named Executive Officers. Noting the support from shareholders for our program, we determined that it continues to (1) satisfy our objectives and (2) remain consistent with the compensation philosophy we discuss in more detail below.

How We Make Compensation Decisions

Risk Considerations

We structure compensation for our Named Executive Officers in order to **minimize the possibility that it will provide an incentive to take risks that could have a material adverse effect** on financial results or operations. We have incorporated into our executive compensation program mechanisms that would reduce compensation in the event that overly-risky strategies resulted in diminished financial performance.

Since we change base salaries infrequently and because they are relatively small compared to the other elements, we do not believe our base salaries encourage risk-taking. The table below indicates the mechanisms we use to manage risk incentives under our annual and long-term incentive plans.

	Risk Mitigation Factors	
	✓ Award Cap ✓	
	✓ Multiple Performance Factors ✓	
Annual Incentive Plan	✓ Clawback Feature ✓	Long-Term Incentive Plan
	N/A Anti-hedging Policy ✓	
	N/A Share Ownership / Retention Guidelines ✓	
	N/A Holding Period on RSUs After Performance Period ✓	

Role of the Compensation Committee

The Committee, which consists entirely of independent Directors, recognizes the importance of developing and maintaining sound principles and practices to govern the Company's executive compensation program. **Through a disciplined evaluation process, we seek to establish a strong link between (1) executive compensation and (2) achievement of EBITDA, business unit operating income, and other long-term strategic objectives designed to drive shareholder value**. To carry out its responsibilities, the Committee:

- Retains, and regularly consults, an **independent compensation consultant** to advise on design, structure, and market competitiveness;

- Reviews **market compensation data** in order to compare (1) our executive compensation to what other similarly situated companies pay and (2) how such companies use compensation to meet desired business outcomes and attract and retain executive talent;

- Takes into consideration the amounts that each of our Named Executive Officers would receive or forfeit under different **termination scenarios**;

- Takes into consideration **other relevant matters**, including internal equity, consistency, tax deductibility, and accounting requirements; and

- Approves **performance goals and reviews the extent to which they have been achieved** at the end of each applicable period.

Role of our Chief Executive Officer

Our Chief Executive Officer, Christian Ulbrich, makes **annual recommendations to the Committee for the compensation of the Named Executive Officers** other than himself. To do this, Mr. Ulbrich:

- Reviews base salaries, annual incentives, long-term incentives, equity awards, and total direct compensation;

- Based on a thorough review, evaluates in his judgment the performance of each of the other Named Executive Officers based on the goals and compensation plans we established at the beginning of the year;

- Comments on the quality of the interaction and contributions of the other Named Executive Officers as members of the GEB; and

- Compares the performance for each of the other Named Executive Officers on a relative basis, taking into account the different market, geographical, and cultural dynamics and challenges of each of their respective business segments.

The Committee reviews these evaluations and recommendations, discusses them with Mr. Ulbrich, and ultimately approves or amends Mr. Ulbrich's recommendations in its discretion.

The Committee also receives a **self-assessment of the Chief Executive Officer's own performance** during the previous year relative to his performance objectives. The Committee next meets in one or more private executive sessions without Mr. Ulbrich being present in order to develop its own conclusions about Mr. Ulbrich's performance. In its discretion, the Committee then determines the IPMP Score (***IPMP Score***) of the Chief Executive Officer, the Company's internal performance management score, as basis for compensation.

Internal Compensation Resources

The Company's Global Human Resources staff helps prepare the information the Committee needs to carry out its oversight responsibilities. The Company uses internal compensation expertise and data available from publicly available sources and professional compensation consulting firms to compile comparative market compensation data and present individual compensation modeling.

Role of Independent Compensation Consultant

The Committee has the **authority to retain, as needed, any independent counsel, compensation and benefits consultants, and other outside experts or advisors** as the Committee believes necessary or appropriate. In 2016, the Committee used Exequity LLP (***Exequity***) as its independent outside compensation consultant to advise the Committee on matters related to the compensation of the Named Executive Officers. Exequity will be the sole consultant for 2017. The Committee has assessed the independence of Exequity in light of SEC Rules and NYSE Listing Standards, and has determined that Exequity is independent under those rules and standards. Exequity does not advise management of the Company or receive any compensation from the Company other than in connection with its consulting work for the Committee. Accordingly, the work performed by Exequity does not raise any conflicts of interest for the Committee.

The Committee has requested Exequity to:

- Review and **comment on the agenda and supporting materials** in advance of Committee meetings;

- Review and **comment on major compensation matters** that management proposes, including with respect to comparative data and plan design recommendations;

- Review the compensation matters disclosed in the Company's **proxy statements**;

- **Advise the Committee on best practices** for Board governance over executive compensation, current executive compensation trends, and regulatory updates; and

- Undertake **special projects** or provide such other advice as the Chairman of the Committee may request.

Competitive Assessment

The primary way we **develop total compensation opportunities for each Named Executive Officer is based on our own historical corporate performance and future objectives**. Therefore, we do not rigidly set (or strictly ''benchmark'') our compensation levels based on specified percentiles of comparative market data.

However, we also recognize that our compensation practices must be competitive within the broader markets where we compete. As we strive to maintain our leadership position within the global real estate services and investment management industries, it is critical that we attract, retain, and motivate the executives who will be best able to deliver on the commitments we make to our clients and shareholders. Therefore, each year the Committee compares our compensation program to those of other companies, which we call our *Market References*, that we consider: (1) our direct competitors, (2) companies that operate within the broader commercial real estate business, including real estate investment trusts, and (3) companies that operate within the business services and financial services sectors.

Given the diverse nature of our Company's businesses, which combine real estate expertise with business services, we use **two Market References** to reflect these two different business aspects: (1) real estate-oriented firms and (2) business services firms. We also target firms that are similar in size by revenue, a range of one-half to no more than three times our own revenue. We do not use market capitalization as a primary selection factor since our Company's business model is not asset-intensive like that of a real estate investment trust (**REIT**), but we nevertheless think that REITs provide useful compensation comparisons since we regularly compete with them for talent. Due to the limited number of real estate-oriented firms to choose from, the firms in the Real Estate Market references will have lower revenue when compared to the business services references and to JLL.

Management **annually reviews the composition of the Market References**. The Committee then independently considers and approves the Market Reference lists. Each year, management recommends to the Committee changes that will keep the Market Reference as meaningful as possible. We indicate below the Market Reference companies we used for 2016:

Real Estate Market References	Business Services Market References
Boston Properties Inc. CBRE Group, Inc. Duke Realty Corporation Forest City Enterprises Inc. General Growth Properties Inc. Host Hotels & Resorts, Inc. Prologis Inc. SL Green Realty Corporation Vornado Realty Trust	AECOM Technology Corporation CACI International Inc. CGI Group Inc. Convergys Corporation Dun & Bradstreet Corp. Emcor Group Inc. Equifax Inc. Fidelity National Information Services, Inc. Robert Half International Inc.

These were the same Market References that were used for 2015. We show below the **median revenue and market capitalization for the two separate Market Reference groups**, and compare them to our Company's own metrics. We used 2015 results since those were associated with the compensation reported in last year's Proxy Statement.

Median Data for Market Reference (in millions)	Real Estate	Business Services	JLL
Revenue	$2,403.9	$5,094.9	$5,965.7
Market Cap	$11,529.7	$4,569.3	$7,200.2

We believe that the Market Reference data relating to the **JLL Chief Executive Officer, JLL Chief Financial Officer, and LaSalle Chief Executive Officer positions correlates to publicly available data**. For the JLL Chief Executive Officer and JLL Chief Financial Officer, the external reference is the set of Market Reference companies above, for which data are available through their proxy statements. For the LaSalle comparison, we referred to the 2015 McLagan Real Estate Investment survey, where we used a custom peer group that is matched to LaSalle's size as measure by assets under management.

For the **remaining two roles** (Chief Executive Officers of the Americas and Asia Pacific segments), we used several hierarchical comparisons as well as regionally appropriate public data for the Asia Pacific CEO role. However, because the Market Reference data relating to their positions does not correlate well enough to the external data, we have determined that the currently available external data is not sufficiently reliable. Accordingly, we have decided that a reasonable approach for us is first to compare data for our JLL Chief Executive Officer, JLL Chief Financial Officer, and LaSalle Chief Executive Officer, all of which we do believe correlate well. We then align the remaining Named Executive Officer positions from an internal equity perspective, taking into account relative size, profit contributions, and comparative performance of their respective business segments. After the internal equity comparison, we then look at the external market data and hierarchical comparisons to review from an external equity perspective. When we refer elsewhere in this discussion to the Market Reference comparisons that we perform, we are referring to this methodology.

Summary of Executive Compensation Practices

We continually evaluate our compensation programs to ensure we are pursuing best practices in executive compensation. Below is a summary of what we do and do not do, the **totality of which we believe aligns with the long-term interests of our shareholders:**

What We Do

✓ Pay for performance

✓ Include double-trigger change in control provisions for LTIP stock awards

✓ Mitigate undue risk in compensation programs

✓ Have stock ownership guidelines

✓ Prohibit hedging of company stock and short-sales

✓ Utilize an independent compensation consulting firm which provides no other services to the Company

✓ Provide for recapture of certain incentives in the event of a subsequent restatement of financial statements

What We Don't Do

✗ No personal perquisites of any significance

✗ No contractual arrangements that provide for immediate change of control benefits or golden parachutes

✗ No excise tax gross-ups upon change in control

What We Pay and Why: The Elements of Executive Compensation





(1) Mr. Jacobson and Mr. Couse are excluded due to their participation in non-GEB plans during 2016.

We have three traditional elements of total direct compensation: **(1) base salary, (2) an annual incentive plan, and (3) a long-term incentive plan.** We design our compensation program to provide balanced incentives for the Named Executive Officers to drive both annual and long-term performance. As illustrated in the charts above, in 2016, based on target performance, **93% of the Chief Executive Officer's (Christian Ulbrich) total direct compensation at target was performance-based** and not guaranteed.

Base Salary

We review base salaries for all of our Named Executive Officers on an annual basis, as well as at the time of a promotion or other change in responsibilities.

Determination of 2016 Base Salaries

We increased the base salary for Mr. Ulbrich to the Euro equivalent of U.S. $750,000 in connection with his promotion to Chief Executive Officer. The base salaries for all of the other Named Executive Officers remain below the Market Reference median. This is consistent with our philosophy of emphasizing performance-based compensation, maintaining an efficient cost structure, and limiting our fixed costs.

Annual Incentive Plan

The Annual Incentive Plan is funded by the Company's AIP Adjusted EBITDA performance. We first establish funding for the total incentive (the Annual Incentive Plan plus the GEB LTIP) as a percentage of the Company's AIP Adjusted EBITDA. We then apply 68% of the funding to the Annual Incentive Plan, which we pay in cash. We apply the remainder to the GEB LTIP. Over time, we intend to share less of the Company's AIP Adjusted EBITDA with the Named Executive Officers as we continue to leverage scale.

After the initial funding is established, the bonus is then adjusted based on two elements in the Annual Incentive Plan: (1) **IPMP Score**; and (2) **Financial Score:** for global JLL executives, one hundred percent of the financial score is determined by AIP Adjusted EBITDA results. For the business segment heads, two-thirds of the financial score is based on AIP Adjusted EBITDA results and one-third on the operating income of each business segment.

Combining these two elements produces an **Individual Performance Assessment Score**, which yields an award range of 85% – 115% of funding target.


Leadership
IPMP
(Max 4 pts)
+
Financials
2/3 Global
1/3 Business Unit
(Max 6 pts)
Individual Performance Assessment Score
(Max 10 pts)
Individual Performance Assessment
Payout as a % of Target
10 pts
115%
6.5 pts
100%
<4 pts
85%

Determination of 2016 Annual Incentives

The Company's AIP Adjusted EBITDA results produced a funding of 81% of planned budget. The 2016 financial performance that produced the **Financial Score** and the funding is below.

Annual Incentive Plan Measures (in millions)	Target 2016 Performance	Actual 2016 Performance	Percent of Target
AIP Adjusted EBITDA (1)	$779.80	$630.1	81%
Operating Income - Americas (2)	$361.4	$316.3	88%
Operating Income - APAC (2)	$112.2	$116.2	104%
Operating Income - EMEA (2)	$160.6	$108.9	68%
Operating Income - LaSalle (3)	$85.6	$98.5	115%

(1) To determine compensation of Named Executive Officers, the Committee utilizes a variation of disclosed EBITDA, which we refer to as AIP Adjusted EBITDA and excludes net non-cash mortgage servicing rights (MSR) and mortgage banking derivative activity along with certain restructuring and acquisition charges.

(2) Differs from other segment operating income disclosures by excluding certain platform and other cost allocations.

(3) Includes incentive fees, but excludes LaSalle equity earnings

When determining the **IPMP Score** for each of our Named Executive Officers, other than Mr. Dyer, the Committee took into account the following factors. Since Mr. Dyer retired as Chief Executive Officer on September 30, 2016, Mr. Dyer's compensation for 2016 was established by contract, as we discuss below.

Christian Ulbrich:

- Seamless transition first to President and then Chief Executive Officer, including with respect to communications with clients, shareholders, and employees.

- Strong contributions to implementation of succession planning processes, which resulted in all internal transfers to senior leadership of our EMEA and Asia Pacific regions, and Global Capital Markets.

- Successful transition to Chairman of Global Executive Board.

- Developed new "Thinking Beyond" strategy as evolution from our 2020 Strategy and Global Priorities.

- Taking the lead on initiatives to improve margins through prioritizing important technology and data initiatives; visible support for productivity initiatives.

- Visible support for ethics and sustainability platforms and communications.

- As EMEA head during first half of the year, oversaw successful Integral and other strategic acquisitions; drove expansion into key markets in Africa; and provided strong leadership in challenges resulting from Brexit vote and other geo-political developments across the region.

Christie B. Kelly:

- Strong support for CEO transition, including on the Global Executive Board and particularly with shareholders and analysts.

- Energetic leadership for productivity initiatives, including with respect to shared service centers, procurement, and development of enterprise approaches to finance function.

- Leadership on maintenance of strong financial position, evidenced by continued positive ratings and solid relationships with banks and investment banks.

- Continued positive engagement with the Board of Directors, particularly the Audit Committee.

- Continued positive leadership for Finance, Investor Relations, and Internal Audit functions.

- Important contributor to M&A strategy, execution, and integration.

- Valued supporter of corporate sustainability and integrated reporting initiatives.

Anthony Couse:

- Significant effort made to effect smooth transition to CEO for the Asia Pacific region, including with respect to familiarization with operations in countries and with people across broad and challenging region.

- Good engagement with new colleagues on the Global Executive Board, where he has become a valued contributor.

- Excellent work overseeing improvements in various Capital Markets businesses in different cities, particularly Shanghai and Tokyo.

- Visible support for growth and productivity initiatives in other business lines, particularly in developing technology and developing talent.

- Continued visible support for the importance of continuing to enhance diversity across the region, as he had begun in his previous role; creative approaches to other aspects of human resources such as training and mobility, critical enablers of growth to counteract chronic issues of talent development in the region.

- Successful closing of acquisitions that will bolster valuations businesses in China and Australia.

Jeff A. Jacobson:

- Continued valued engagement on the Global Executive Board, particularly in promoting positive relationship between LaSalle and JLL.

- Oversight of important forward progress on sponsored REITs in the United States and Japan.

- Continued strong capital raising at LaSalle, as well as deployment of investment funds.

- Outperformance versus benchmarks in many LaSalle investment vehicles.

- Continued growth in assets under management, to new records at year-end.

- Strong leadership on continued productivity improvements in LaSalle, which has provided a model for the rest of the business.

- Leadership on sustainability issues, which are becoming increasingly important to investors.

Gregory P. O'Brien:

- Engaged and valued contributor on the Global Executive Board, providing strong team orientation.

- Oversaw significant acquisition activity, including into the valuations space and to provide cutting edge technology for clients through the Corrigo and BRG acquisitions.

- Excellent progress in developing the Capital Markets business in the United States, including through the Oak Grove acquisition.

- Well-embedded leader of the Americas business who has attracted solid new leadership across business and operational functions.

- Strong communicator on promoting robust client service across all business lines, especially in terms of being a strong competitor while maintaining the highest levels of integrity.

- Leadership on initiatives to drive productivity and improve margins during period of significant investment in technology to support client service.

The Committee approved the following annual incentive payouts for 2016 based on the IPMP Score and Financial Score of each of our Named Executive Officers.

GEB Members (in thousands)	Target Funding	Award	% of Target Funding
Christian Ulbrich	$3,465	$2,946	85%
Anthony Couse	$992	$862	87%
Jeff A. Jacobson	$2,205	$2,033	92%
Christie B. Kelly	$2,247	$1,910	85%
Gregory P. O'Brien	$2,835	$2,410	85%
Total	$11,744	$10,161	87%

Maximums available under the Annual Incentive Plan based on the AIP Adjusted EBITDA funding level by individual are: $3,985,000 for Mr. Ulbrich, $1,141,000 for Mr. Couse, $2,536,000 for Mr. Jacobson, $2,584,000 for Ms. Kelly, and $3,260,000 for Mr. O'Brien.

We provide additional information about the payments under the Annual Incentive Plan to our Named Executive Officers in the Summary Compensation Table. We report the performance-based annual incentives awarded in cash in the Summary Compensation Table under the column entitled ''Non-Equity Incentive Plan Compensation.'' Mr. Dyer received an annual incentive payment of $5,920,000 under the terms of his retirement agreement.

GEB Long-Term Incentive Plan

The GEB LTIP operates over the three-year period from 2015 through 2017. In the first quarter of 2015, we established goals for 2015 and the subsequent one- and two-year periods for each of the three performance measures. The goals are cumulative in years 2016 and 2017. Results for each of the performance measures yields an award range of 50% – 150% of funding target. We show the measures and the cumulative targets in the table below.

Cumulative Targets	2015	2015 - 2016	2015 - 2017
LTIP Adjusted EBITDA (1) (in millions)	$614	$1,280	$2,003
Relative TSR (2) (percentile)	60th	60th	60th
2020 Objectives (points)	75	75	75

(1) To determine compensation of Named Executive Officers, the Committee utilizes a variation of disclosed EBITDA, which we refer to as LTIP Adjusted EBITDA and excludes net non-cash mortgage servicing rights (MSR) and mortgage banking derivative activity, along with certain restructuring and acquisition charges, and LaSalle incentive fees and equity earnings.

(2) Relative TSR (**Relative TSR**) means Total Shareholder Return (including dividends) based on the percentile ranking within the Russell 3000.

The following table describes for each performance measure: (1) when we evaluate performance, (2) what we measure, and (3) why we have selected the particular performance measure. The evaluation of each performance measure is applied collectively among all of the Named Executive Officers. As a result, there is no differentiation based on individual performance for this aspect of the compensation program (with the exception of Mr. Jacobson, who also participates in the LaSalle LTIP).

Performance Measures	WHEN... ... is performance evaluated?	WHAT... ... is the definition?	WHY... ... performance measure is selected
LTIP Adjusted EBITDA (1)	Annually for cumulative performance	Net income excluding equity earnings, incentive fees generated by our LaSalle business, interest expense net of interest income, depreciation and amortization.	Rewards operating results and liquidity growth driven by core businesses
Relative TSR (2)	Annually for cumulative performance	The Company's TSR is ranked versus the companies in the Russell 3000 index and is calculated in the first quarter of the following year by dividing (A) the sum of (i) the total dividends paid per share to shareholders in the Perfomance Period plus (ii) the difference between the Final Share Price and the Beginning Share Price, by (B) the Beginning Share Price.	Aligns compensation to shareholder value
2020 Objectives (3)	Annually for cumulative performance	Objectives seeking to drive achievement of the Company's long-term strategic priorities	Rewards long-term planning, execution and achievement of strategic priorities

(1) To determine compensation of Named Executive Officers, the Committee utilizes a variation of disclosed EBITDA, which we refer to as LTIP Adjusted EBITDA and excludes net non-cash MSRs and mortgage banking derivative activity, along with certain restructuring and acquisition charges, and LaSalle incentive fees and equity earnings.

(2) Relative TSR has the meaning set forth in the table above.

(3) Beginning Share Price for any Performance Period means the average closing price of the Company's common stock for the final 20 trading days of the prior calendar year. Final Share Price for any Performance Period means the average closing price of the Company's common stock for the final 20 trading days of such Performance Period.

(4) Discussed below in "Progress Against 2020 Long-Term Objectives."

The **GEB LTIP is funded from the Company's LTIP Adjusted EBITDA performance**. We first establish funding for the total incentive (the Annual Incentive Plan plus the GEB LTIP) as a percentage of LTIP Adjusted EBITDA. We then apply 32% of the funding for the GEB LTIP, which we pay in RSUs. We apply the remainder to the Annual Incentive Plan. Over time, we intend to share less of the Company's LTIP Adjusted EBITDA overall with the Named Executive Officers as we continue to leverage scale.

We deliver the awards under the GEB LTIP in RSUs with the exception of Mr. Jacobson. Grants earned in 2016 will vest in thirds each year beginning in 2018. In lieu of RSUs, Mr. Jacobson receives a notional investment in a weighted average global return for LaSalle's entire assets under management.

The table below outlines the threshold, target, and maximum performance levels of the GEB LTIP.

GEB LTIP Performance Goals (in millions)	2016 Target Performance			
	Relative Weight	Threshold	Target	Maximum
LTIP Adjusted EBITDA (1)	40%	$1,024	$1,280	$1,536
Relative TSR (2)	10%	30th Percentile	60th Percentile	90th Percentile
2020 Objectives (3)	50%	50 points	75 points	100 points

(1) To determine the compensation of Named Executive Officers, the Committee utilizes a variation of disclosed EBITDA, which we refer to as LTIP Adjusted EBITDA and excludes net non-cash MSRs and mortgage banking derivative activity along with certain restructuring and charges, and LaSalle incentive fees and equity earnings.

(2) Relative TSR has the meaning set forth in the table above.

(3) Discussed below in "Progress Against 2020 Long-Term Objectives."

Determination of 2016 Long-Term Incentives: GEB LTIP

For 2016, the Company's LTIP Adjusted EBITDA results produced a funding of 81% of planned budget.   The table below presents the performance versus targets for the GEB LTIP.

GEB LTIP Performance Measures (in millions)	Relative Weight	Target 2016	Actual 2016	% of 2016 Target
LTIP Adjusted EBITDA (1)	40%	$1,280.0	$1,193.1	93%
Relative TSR (2)	10%	60th Percentile	14th Percentile	23%
2020 Objectives (3)	50%	75 points	79 points	105%

(1) To determine the compensation of Named Executive Officers, the Committee utilizes a variation of disclosed EBITDA, which we refer to as Adjusted Global EBITDA and excludes net non-cash mortgage servicing rights and mortgage banking derivative activity along with certain restructuring and acquisition charges, and LaSalle incentive fees and equity earnings.

(2) Determined based on the percentile ranking within the Russell 3000.

(3) Discussed below in "Progress Against 2020 Long-Term Objectives."

The Committee approved the following Long-Term Incentive awards for 2016 based on the performance versus targets of LTIP Adjusted EBITDA, Relative TSR, and the 2020 Objectives. We deliver the awards under the GEB LTIP in RSUs with the exception of Mr. Jacobson. Grants earned in 2016 will vest in thirds each year beginning in 2018. In lieu of RSUs, Mr. Jacobson receives a notional investment in a weighted average global return for LaSalle's entire assets under management.

GEB Members (in thousands)	Target Funding	Award	% of Target Funding
Christian Ulbrich	$1,638	$1,429	87%
Anthony Couse	$478	$417	87%
Jeff A. Jacobson	$705	$615	87%
Christie B. Kelly	$1,349	$1,177	87%
Gregory P. O'Brien	$1,349	$1,177	87%
Total	$5,519	$4,815	87%

Maximums available under the GEB LTIP based on the LTIP Adjusted EBITDA funding by individual are: $2,457,000 for Mr. Ulbrich, $717,000 for Mr. Couse, $1,057,500 for Mr. Jacobson, and $2,023,500 for each of Ms. Kelly and Mr. O'Brien. We provide additional information about the payments under the GEB LTIP to our Named Executive Officers in the Summary Compensation Table. In addition to the GEB LTIP, Mr. Jacobson received an award of $1,001,000 under the LaSalle LTIP.

Mr. Dyer received a Long-Term Incentive payment of $3,013,000 delivered in cash under the terms of his retirement agreement.

Progress against 2020 Long-Term Objectives

The following includes some of the factors that we took into account in determining the extent to which our Named Executive Officers collectively met our 2020 Objectives for 2016.

Growth and Profitability (40%)

- **Build our leading local and regional market positions** — Growth in global leasing and tenant representation slightly below established targets; expansion and further organic growth of industrial business exceeding targeted growth; exceeded target for planned revenue growth in Canada; new office in Africa and approval for one new office in China; continued progress on roadmap for growth in South America.

- **Grow our leading position in Corporate Solutions** — Met targets established on growing the EMEA IFM business and EMEA Corporate Solutions business revenue; met targeted list of acquisitions to build capability; did not meet goals on margin in U.S. or Asia.

- **Capture the leading share of global capital flows for investment sales** — Achieved above target growth on debt business in EMEA; fell short on the revenue growth target in Capital Markets against established 2020 plans; U.S. Capital Markets business exceeded targets.

- **Strengthen LaSalle Investment Management's leadership position** — Investment performance higher than benchmarks in key lines; increased productivity as measured by assets under management versus headcount; met target for growth of core U.S. platform; continued to make progress on self-funding bonus for LaSalle continental Europe platform.

Platform (30%)

- Maintained investment grade balance sheet; exceeded planned target for profitable procurement functions across the Company; strong growth in value of the JLL brand and completion of all internal components of the rebrand; continued success of several key technology platforms; completion and now standard process of moving IT commercial solutions onto mobile devices; on target for execution of roadmap for implementation of full standard data set globally; established online market feeding business in Ireland, Russia, Italy, and Spain.

Productivity (15%)

- Continued growth and planning for further integration of data and innovation from an overall enterprise risk and governance perspective; launch of program for foundations and advancement of shared service organization project; completion of implementation of career and compensation framework in targeted countries; target met to improve productivity in shared service centers in both the U.S. and the U.K.

Leadership (15%)

- Significant progress on hiring and promotions of women within all segments of the business; ongoing focus on building depth of successors for all GEB leadership roles; exceeded target in amount of actionable development plans; succeeded in establishing senior leadership development programs in all regions; continued to win key awards for client service, integrity, governance, and being a good place to work for employees.

The LaSalle LTIP

Since he is the Chief Executive Officer of LaSalle, **Jeff A. Jacobson, who is one of our Named Executive Officers, participates in the LaSalle LTIP as well as the GEB LTIP**.

Under the LaSalle LTIP, we determine a fixed incentive amount to be paid to a group of senior LaSalle officers at the end of each year through a portion of the incentive fees LaSalle has earned, plus a portion of LaSalle's global pre-bonus EBITDA. We have established the LaSalle LTIP for the period of January 1, 2013 and ending December 31, 2017. The award is paid in one-quarter tranches over four years.

The LaSalle LTIP will be **funded each calendar year by the sum of 15% of the gross incentive fees earned by LaSalle plus 5% of LaSalle's global pre-bonus EBITDA** (net of incentive fees), both from the prior year. The resulting pool, as funded by the global pre-bonus EBITDA, will be reduced to the extent necessary to ensure that the ratio of LaSalle's total compensation to total revenue does not exceed 60% for any given year. This ratio will be calculated using the gross LaSalle LTIP award in the year earned and not the GAAP amortization expense reflected in LaSalle's financial statements.

We then make the payout from the pool to those LaSalle executives who were previously granted a fixed number of participant points against the pool.

We provide in the Summary Compensation Table information about the specific awards we made to Mr. Jacobson under the LaSalle LTIP.

Additional Compensation Elements

United States Savings and Retirement Plan for U.S. Based Named Executive Officers

Our United States Savings and Retirement Plan (*Retirement Plan*) is a defined contribution plan qualified under Section 401(k) of the U.S. Internal Revenue Code. We make matching contributions to each eligible participant's account in an amount equal to 100% of each dollar contributed to the Retirement Plan, up to the first 3% of the participant's compensation. We match 50% of each dollar contributed to the Retirement Plan on the next 2% of compensation. The maximum match under the plan is currently $10,600 per year per participant based on the annual compensation limit under the Code. Pre-tax, Roth after-tax, and catch-up contributions are taken into account in determining the amount of employer matching contributions. A participant does not become eligible to receive the Company's matching payments unless he or she has completed at least 1,000 hours of service during the 12-month period beginning on the date of hire or during any Retirement Plan year that begins after the date of hire. Participants are vested in all amounts in their Retirement Plan accounts.

Our Named Executive Officers who are United States taxpayers, Colin Dyer, Jeff A. Jacobson, Christie B. Kelly, and Gregory P. O'Brien, are eligible to participate in the Retirement Plan. Messrs. Dyer and O'Brien participated during 2016. The matching contributions we made on their behalf are reported in the Summary Compensation Table.

United States Deferred Compensation Plan

Effective for compensation paid on and after January 1, 2004, we established a **Deferred Compensation Plan for our employees in the United States who are at our National Director level and above**. The Deferred Compensation Plan is a non-qualified deferred compensation program intended to comply with Section 409A of the Code. The Plan permits eligible participants, including those of our Named Executive Officers who are subject to United States income tax, to voluntarily elect to defer up to 75% of their base salaries, up to 100% of their annual incentives and up to 100% of their vested restricted stock unit awards. There is no Company match on deferrals other than those in the qualified plan.

Members of our Board of Directors are eligible to participate in the Deferred Compensation Plan with respect to their Director fees and, effective for 2013, the restricted stock unit portions of their retainers.

The amounts of any compensation deferred under the Deferred Compensation Plan remain an asset of the Company and constitute an unsecured obligation of the Company to pay the participants in the future. As such, they are subject to the claims of other creditors in the event of the Company's insolvency. Gains and losses on deferred amounts are credited based on the performance of a hypothetical investment in a variety of mutual fund investment choices the participants select. Participants must elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. The Company does not make any contributions to the Deferred Compensation Plan beyond the amounts of compensation that participants themselves elect to contribute.

Colin Dyer and Jeff A. Jacobson have previously elected to defer certain amounts of their compensation under the Deferred Compensation Plan. We provide their account values below.

Severance Arrangements for Named Executive Officers

We currently maintain a Severance Pay Plan for full-time employees in the United States, including executive officers. To be eligible to receive benefits under the Severance Pay Plan, an employee must be involuntarily terminated from employment under specified circumstances and also must meet all of the conditions of the Severance Pay Plan. Severance benefits includes: (1) base severance, comprised of one-half month of base pay (not including the expected annual incentive) in effect at the time of the employment termination and (2) enhanced severance provided the employee executes a severance agreement and general release in favor of JLL. The severance is the same regardless of whether it is related to a change in control.

Enhanced severance is a multiple of base pay that varies with the circumstances of termination and is otherwise based on an employee's position level and length of service, reimbursement for certain health care insurance costs and outplacement for professional employees. The maximum benefit under the Severance Pay Plan would be fifteen months of base pay. For employees terminated after June 30 of any given year and before annual incentives are paid for the year in which they are terminated, enhanced severance also may include an annual incentive payment, calculated as a pro-rated share of the employee's target annual incentive for the year of termination, subject to JLL's then existing practice of determining annual incentive payments.

Under a provision of the Severance Pay Plan that we have specifically established to cover members of our Global Executive Board, each of the Named Executive Officers would be eligible (regardless of length of service or location) to receive a minimum of twelve months of base salary, plus an amount equal to the individual's target annual incentive then in effect, as enhanced severance if his or her employment is involuntarily terminated by the Company without cause. To the extent applicable, a GEB participant who is also eligible to receive severance payments under any other plan, program or arrangement provided to employees in countries other than the United States may elect whether to receive payments under the Severance Pay Plan or such other arrangement, but is not entitled to receive payments under both. In any event, the maximum benefit under the Severance Pay Plan remains at fifteen months (excluding potential for prorated share under the annual incentive plan based on the individual's exit date) if a participant has sufficient longevity with the Company to exceed the twelve-month minimum.

The potential severance benefits we make available to our Named Executive Officers are designed to assist in retaining them as we compete for talented employees in a marketplace for global talent where similar (if not often greater) protections are commonly offered. We intend for severance benefits to ease an employee's transition due to an unexpected employment termination by the Company. As our severance benefits would also be available in the case of a termination that followed a change in control, our severance arrangements also encourage employees to remain focused on the Company's business in the event of rumored or actual fundamental corporate changes. We do not provide any tax gross-ups on severance payments under any circumstances.

Perquisites

We do not provide personal perquisites (such as non-business airline travel) of any significance to our Named Executive Officers as part of their compensation packages. In appropriate circumstances, we do provide reimbursement for certain expatriate expenses, all of which we disclose in the Summary Compensation Table.

CEO Performance Incentive Compensation Agreement (PICA)

In April 2012, the Committee approved a new performance-based retention incentive benefit (the *Benefit*) for Colin Dyer, our Chief Executive Officer. The Committee, working with its independent compensation consultant, designed the Benefit to accomplish two main objectives:

(1) to create an additional retention incentive for Mr. Dyer to remain with the Company and to continue to provide the leadership that the Board believes has created significant organizational and shareholder value, and driven strong performance, during his tenure; and

(2) to create an additional incentive for Mr. Dyer to drive performance of the Company's financial and strategic goals as the Committee establishes them each year in connection with the development of our executive compensation program.

Accordingly, the Company agreed to pay the Benefit in the event that: (1) Mr. Dyer terminated his employment on any date after the date on which he both (a) reached age 62 and (b) attained ten years of service with the Company (both of which conditions were met for the first time during September 2014, the *Eligibility Date*); (2) Mr. Dyer had been involuntarily terminated without cause at any time after the Benefit was approved; or (3) Mr. Dyer died or was significantly disabled at any time after the Benefit was approved.

The Benefit was determined according to a formula, which operated as follows:

(1) in the event of termination after the Eligibility Date, including as the result of Mr. Dyer's death or disability, the annual value of the Benefit equaled $250,000 plus 8.5% of Mr. Dyer's Final Average Annual Incentive; and

(2) in the event of Mr. Dyer's involuntary termination without cause, death or disability before the Eligibility Date, the annual value of the Benefit would have been pro-rated according to number of full months of service relative to ten years of service.

We defined the term Final Average Annual Incentive to mean the average of the two highest consecutive years' Non-Equity Incentive Plan Compensation, which includes only cash payments attributable to the Company's existing Stock Award and Incentive Plan (or such similar or successor annual incentive bonus plan), in the five years preceding the year in which separation from service takes place, as reported in the corresponding column of the Summary Compensation Table of the Company's annual proxy statements. This excludes (i) any cash payments to Mr. Dyer under the GEB LTIP and (ii) any other special bonuses that the Company may pay or provide Mr. Dyer.

Starting in July 2017, the Benefit of $789,028 per annum will be paid out in the form of annuity payments based on Mr. Dyer's election of the joint and 100% survivor form of payment. Mr. Dyer will be an unsecured creditor of the Company with respect to the Company's financial obligation to pay the Benefit.

The form of the agreement under which the Company agreed to provide the benefit was filed with the SEC on a Current Report on Form 8-K on April 19, 2012.

Retirement Agreement with Colin Dyer

In order to facilitate the transition of Mr. Dyer's responsibilities and the Company's overall leadership succession during 2016, the Committee approved a retirement letter agreement between the Company and Mr. Dyer (the *Retirement Agreement*).

In the Retirement Agreement, Mr. Dyer agreed to provide certain services, and accept certain restrictions, that he was not obligated to do but which the Committee considered to be of substantial value to the Company:

• Remain in his current Chief Executive Officer role through September 30, 2016;

• Continue as a full-time employee of the Company through December 31, 2016, in order to provide transition services, at which date he retired;

• Provide part-time consulting services through December 31, 2017 related to ongoing transitions matters and the development and implementation of the Company's digital strategy;

• Not solicit clients or employees of the Company through March 31, 2018; and

• Not accept employment with, or serve as a board member for, certain specified firms through March 31, 2018.

The Board requested that Mr. Dyer remain a member of the Board through the time of the Annual Meeting of Shareholders in May, 2017, which Mr. Dyer agreed to do.

In consideration for his agreeing to the above services and restrictions, Mr. Dyer:

• Received his then-current annual base salary of $750,000 through December 31, 2016;

• Received his 2016 target annual incentive bonus under the GEB Annual Incentive Plan of $5,920,000;

- Received his 2016 target payment of $3,013,000 in cash under the Company's GEB LTIP;

- Will receive $80,000 for his continued service on the Board from January 1, 2017 through May 31, 2017;

- For his 15-month non-competition and non-solicitation obligations, received $1,000,000; and

- For his consulting services through December 31, 2017, will receive $750,000, payable in 4 equal installments after the end of each calendar quarter in 2017.

In addition, all previously awarded but unvested cash and restricted stock units will continue to vest according to their original vesting schedules.

The above summary of the Retirement Agreement is qualified in its entirety by reference to such agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 25, 2016.

Compensation Committee Report

As more particularly described above under "Corporate Governance Principles and Board Matters," the Compensation Committee of the Board is responsible for providing independent, objective oversight of JLL's executive compensation programs, including those with respect to stock ownership. The Compensation Committee is currently comprised of six Non-Executive Directors, each of whom is independent as defined by the NYSE listing standards in effect at the time of mailing of this Proxy Statement and by applicable SEC rules. The Compensation Committee operates under a written charter, which the Board of Directors has approved.

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis presented in this Proxy Statement. Based on such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee


———————————————

Ming Lu (Chairman)
Hugo Bagué
Samuel A. Di Piazza, Jr.
Dame DeAnne Julius
Sheila A. Penrose
Shailesh Rao


Executive Compensation Tables

The following tables and footnotes set forth information regarding the cash and other forms of compensation we paid in respect of performance during each of 2016, 2015 and 2014, to our Named Executive Officers:

- Each of the individuals who served as **Chief Executive Officer and President**;

- Our **Chief Financial Officer**; and

- In alphabetical order, our next **three most highly compensated Executive Officers**.

Each of the Named Executive Officers held the position indicated in the table for all of 2016 except as noted.

Except as specified, the footnote disclosures below generally relate only to compensation for 2016. We included footnotes to compensation for prior years in the respective Proxy Statements relating to those years. The footnotes explain how and where we converted amounts in the tables from other currencies into U.S. Dollars.

Summary Compensation Table

Name and Principal Position[1]	Year	Salary[2]	Bonus	Stock Awards[3]	Option Awards	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[2][6]	Total
Christian Ulbrich	2016	$481,619	—	$2,431,351		$3,024,930	—	$ 88,435	$ 6,026,335
Chief Executive Officer and President	2015	$369,959	—	$1,920,000	—	$4,032,000	—	$ 71,448	$ 6,393,407
	2014	$316,202	—	$1,279,000	—	$3,341,000	—	$125,917	$ 5,062,119
Colin Dyer Retired	2016	$750,000	—	—		$8,933,000	$1,552,940	$ 51,327	$11,287,267
Chief Executive Officer and President	2015	$750,000	—	$3,496,000	—	$6,763,000	$1,607,562	$ 47,172	$12,663,734
	2014	$750,000	—	$2,528,000	—	$5,111,000	$1,103,375	$ 87,568	$ 9,579,943
Christie B. Kelly	2016	$400,000	—	$1,176,984	—	$1,910,000	—	$ 21,658	$ 3,508,642
Chief Financial Officer	2015	$400,000	—	$1,920,000	—	$3,715,000	—	$ 13,099	$ 6,048,099
	2014	$400,000	—	$ 999,999	—	$3,171,000	—	$ 7,892	$ 4,578,891
Anthony Couse	2016	$420,902	—	$ 732,966	—	$2,245,743	—	$113,579	$ 3,513,190
Chief Executive Officer Asia Pacific									
Jeff A. Jacobson	2016	$400,000	—	—	—	$3,649,000	—	$ 9,125	$ 4,058,125
Chief Executive Officer LaSalle Investment Management	2015	$400,000	—	$ 300,000	—	$5,082,000	—	$ 25,997	$ 5,807,997
	2014	$350,000	—	$ 630,000	—	$4,054,000	—	$ 20,369	$ 5,054,369
Gregory P. O'Brien	2016	$400,000	—	$1,176,984		$2,410,000	—	$ 29,223	$ 4,016,207
Chief Executive Officer Americas	2015	$400,000	—	$1,920,000	—	$3,872,000	—	$ 21,322	$ 6,213,322
	2014	$350,000	—	$ 864,000	—	$3,256,000	—	$ 16,150	$ 4,486,150

Please Note:

(1)   Mr. Ulbrich became President effective June 1, 2016 and Chief Executive Officer and President effective October 1, 2016. Mr. Dyer retired as President effective June 1, 2016 and as Chief Executive Officer effective September 30, 2016.

(2)   We pay the annual base salaries and certain other compensation for Messrs. Couse and Ulbrich in the currencies where they reside — Euros for Mr. Ulbrich, Chinese yuan and Singapore dollars for Mr. Couse. As such amounts fluctuate in U.S. dollars given movement in exchange rates over time, the amounts in the table above were converted from local currencies to U.S. Dollars using the exchange rate as of December 31. For 2016, the year-end exchange rates to U.S. Dollars were 0.95021 for Euros, 1.44730 for Singapore dollars, and 6.94470 for Chinese yuan. Amounts shown in the table for Messrs. Couse and Ulbrich in the "Stock Awards" and "Non-Equity Incentive Plan Compensation" columns were originally quoted in U.S. Dollars and so do not raise the same currency translation issues as do other compensation.

(3)   The amounts we report in this column reflect the grant date fair values of certain different stock awards we made to our Named Executive Officers computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation.

We discuss these different types of awards in more detail below under "Grants of Plan-Based Awards For 2016."

(a) **For Mr. Dyer, the amount in this column includes $3,013,000 paid in connection with the award made under the GEB LTIP** in accordance with the terms of his retirement agreement.

(b) **For Mr. Jacobson, the amount in this column includes $1,001,000 earned under the LaSalle LTIP for 2016**, one-quarter of which ($250,250) is being paid in cash in 2017 and the other three quarters of which will be paid in cash in 2018, 2019 and 2020, respectively, assuming that he has not then previously terminated his employment at the time of the payment. We also show this amount separately in the table below under "Grants of Plan-Based Awards For 2016."

(c) **For Mr. Jacobson, the amount in this column includes $615,000 paid in connection with the award made under the GEB LTIP** in lieu of restricted stock units. This award is discussed in more detail below in footnote (1)(b) under "Grants of Plan-Based Awards for 2016."

(4) **The amounts in this column reflect annual incentive cash payments** we made under the performance-based awards provisions that we used to determine executive compensation under our existing Stock Award and Incentive Plan, although within our Company we commonly refer to these payments as our ''bonuses.'' Consistent with previous years' disclosures in our Proxy Statements, the annual incentive amounts shown for 2016 were actually paid in 2017 but relate to the achievement of performance objectives established for 2016. Notwithstanding the foregoing, **Mr. Ulbrich received $78,930 (converted to U.S. dollars from Euros using the exchange rate as of December 31, 2016 which was 0.94470) of his annual incentive cash payments in 2016** relating to the achievement of performance objectives established for 2016.

(a) **For Mr. Couse, the amount in this column includes $862,000 paid in connection with annual incentive payments** made under the performance-based awards provisions that we used to determine executive compensation under our existing Stock Award and Incentive Plan.

(b) **For Mr. Couse, the amount in this column includes $1,383,743, received as a "bonus" for his role prior to being appointed as CEO, Asia Pacific** (converted to U.S. dollars from Chinese yuan using the exchange rate as of December 31, 2016 which was 6.94470).

(c) **For Mr. Dyer, the amount in this column includes $5,920,000 paid in connection with annual incentive payments** made under the terms of his retirement agreement.

(5) The amount reported in the Change in Pension value and Nonqualified Deferred Compensation Earnings for Mr. Dyer for 2016 represents the difference between (i) $11,384,122 the present value of the accumulated Benefit under his PICA as of December 31, 2016, and (ii) $9,831,182, the present value of the accumulated Benefit under his PICA as of December 31, 2015.

The Benefit did not become vested until September 2014, when the conditions necessary for Mr. Dyer to receive any Benefit under the PICA were met for the first time.

The value of the Benefit, which is now vested, fluctuated significantly from year to year depending on a number of factors, including years of service and the Final Average Annual Incentive. For additional information, see ''CEO Performance Incentive Compensation Agreement'' above in the CD&A.

(6) (a) The **other amounts in this column** with respect to 2016 reflect:

(i) Matching contributions by JLL to the Savings and Retirement Plan of $10,600 for each of Mr. Dyer and Mr. O'Brien;

(ii) Premiums paid on life insurance policies and healthcare incentive bonuses under our health plan in the aggregate of $2,275 for Mr. Dyer, $1,155 for Ms. Kelly, $10,325 for Mr. Couse, $1,155 for Mr. Jacobson and $1,155 for Mr. O'Brien;

(iii) For Mr. Ulbrich, transportation allowances of $38,114, a pension contribution of $23,623 and allowances for insurance premiums of $3,715;

(iv) For Mr. Couse, tax-related assistance of $842 and expatriate-related income of $1,000;

(v) For Mr. Couse, living accommodation allowances of $48,480 and certain transportation and relocation allowances of $53,375.

(b) In each of June and December of 2016, at the same time that the Company paid a semi-annual cash dividend of $0.31 per share and $0.33 per share, respectively, of its outstanding Common Stock, the Company also paid a dividend equivalent of the same amount on each outstanding unvested restricted stock unit. The amounts shown in this column include the dividend equivalents that were paid on restricted stock units held by Mr. Ulbrich in the total amount of $22,983, Mr. Dyer in the total amount of $38,452, Ms. Kelly in the total amount of $20,628, Mr. Couse in total amount of $1,398, Mr. Jacobson in the total amount of $6,253 and Mr. O'Brien in the total amount of $17,468. We do not include dividends paid on shares that have previously vested and may still be held by the Named Executive Officers in personal brokerage accounts.

Grants of Plan-Based Awards For 2016

The following table sets forth information about awards, the totals of which are reflected in the Summary Compensation Table above, that we made to the Named Executive Officers under our existing Stock Award and Incentive Plan, including under the GEB LTIP and the LaSalle LTIP. We did not grant any stock options to the Named Executive Officers in 2016 and do not anticipate doing so during 2017.

Name	Grant Date	Equity Under Future Payouts Under Non-Equity Incentive Plan Awards[1]			Equity Under Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[2]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Christian Ulbrich	2/22/17	—	—	—	—	—	—	12,357	—	—	$1,428,963
	8/23/16	—	—	—	—	—	—	8,696	—	—	$1,002,388
Totals:											**$2,431,351**
Colin Dyer	—	—	—	—	—	—	—	—	—	—	—
Totals:											**$ 0**
Christie B. Kelly	2/22/17	—	—	—	—	—	—	10,178	—	—	$1,176,984
Totals:											**$1,176,984**
Anthony Couse	6/15/16	—	—	—	—	—	—	3,030	—	—	$ 315,968
	2/22/17	—	—	—	—	—	—	3,606	—	—	$ 416,998
Totals:											**$ 732,966**
Jeff A. Jacobson	2/22/17[a]	$1,001,000	$1,001,000	$1,001,000	—	—	—	—	—	—	—
	2/22/17[b]	$ 615,000	$ 615,000	$ 615,000	—	—	—	—	—	—	—
Totals:			**$1,616,000**								**$ 0**
Gregory P. O'Brien	2/22/17	—	—	—	—	—	—	10,178	—	—	$1,176,984
Totals:											**$1,176,984**

(1)   *LaSalle Long-Term Incentive Compensation Program*

(a) The 2017 amount in row (a) for this column reflects the cash award we made under the LaSalle LTIP in 2017 to Mr. Jacobson and that is subject to future vesting. The award relates to 2016 performance. Of the amount shown in the table, one quarter has been paid in cash in 2017 and one quarter will be paid in cash in each of 2018, 2019 and 2020 assuming that Mr. Jacobson has not then previously terminated his employment at the time of the payment. The amount shown for each of "Threshold," "Target," and "Maximum" is the same because it has already been determined and does not charge based on future performance.

(b) The 2017 amounts in row (b) for this column reflect the awards we made under the GEB LTIP. In lieu of restricted stock units, these amounts will be notionally invested in a weighted average global return for LaSalle's assets under management.

(2)   *Restricted Stock Units*

(a)   *Restricted Stock Units Paid under the GEB LTIP.*   The Named Executive Officers below received their 2016 annual GEB LTIP award (paid in 2017) in the form of restricted stock units (rounded up to the nearest whole share).

Name	Grant Date	Number of Restricted Stock Units[1]	Closing Price Per Share of Common Stock on Grant Date	Value of Restricted Stock Units Based on Grant Date Closing Price
Christian Ulbrich	2/22/17	12,357	$115.64	$1,428,964
Christie B. Kelly	2/22/17	10,178	$115.64	$1,176,984
Anthony Couse	2/22/17	3,606	$115.64	$ 416,998
Gregory P. O'Brien	2/22/17	10,178	$115.64	$1,176,984

(1)   All of these restricted stock units vest ratably over three years. 50% of the net shares must be retained for an additional twelve months after they vest and before they may be sold or transferred.

(b)   *Restricted Stock Units Paid in connection with Certain Promotions.*

(i) **For Mr. Ulbrich, the grant of 8,696 restricted share units** (rounded up to the nearest whole share) on August 23, 2016, with a related price per share of $115.27, was received in connection with his promotion to President.

(ii) **For Mr. Couse, the grant of 3,030 restricted share units** (rounded up to the nearest whole share) on June 15, 2016, with a related price per share of $104.28, was received in connection with his promotion to CEO, Asia Pacific.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning the number and value of unvested restricted stock units outstanding as of December 31, 2016, when the price per share of our Common Stock at the close of trading on the NYSE was $101.04. The stock awards reported in this table were all made under our existing Stock Award and Incentive Plan and represent (a) grants of mandatory and additional restricted stock units paid as part of our annual incentives and (b) restricted stock units paid under the GEB LTIP. None of our Named Executive Officers has any outstanding stock options.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Restricted Stock Units That Have Not Vested (#)[1]	Market Value of Restricted Stock Units That Have Not Vested ($)
Christian Ulbrich	0	0	0	n/a	39,695	$4,010,783
Colin Dyer	0	0	0	n/a	57,193	$5,778,781
Christie B. Kelly	0	0	0	n/a	28,564	$2,886,107
Anthony Couse	0	0	0	n/a	3,697	$ 373,545
Jeff A. Jacobson	0	0	0	n/a	8,723	$ 881,372
Gregory P. O'Brien	0	0	0	n/a	25,953	$2,622,291

(1) The restricted stock units in this table will rest on the basis of one of our standard vesting schedules which include (A) 100% vesting after three years, (B) 50% vesting after three years and 50% after five years, and (C) one-third vesting after one year, one-third vesting after two years, and one-third vesting after three years.

Option Exercises and Stock Vested During 2016

The following table sets forth information about grants of restricted stock units we made prior to 2017 and that vested in 2016. None of the Named Executive Officers exercised any options during 2016 and none of them has any options outstanding.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Christian Ulbrich	0	0	11,010	$ 806,293
Colin Dyer	0	0	44,078	$2,531,509
Christie B. Kelly	0	0	7,571	$ 777,790
Anthony Couse	0	0	0	$ 0
Jeff A. Jacobson	0	0	4,229	$ 466,101
Gregory P. O'Brien	0	0	5,743	$ 774,433

(1) Values shown represent the per share closing price of our Common Stock on the NYSE on the respective vesting dates for the restricted stock units indicated. Units shown in the table vested on January 1, 2016, with a related price per share of $159.86, on February 25, 2016, with a related price per share of $104.28, on July 1, 2016, with a related share price of $97.45, on September 12, 2016, with a related share price of $112.13, or on August 25, 2016, with a related share price of $115.89.

Retirement Benefits

We do not have a defined benefit retirement plan for any of our Named Executive Officers. All of the Company's contributions we describe below are reflected in the Summary Compensation Table under "All Other Compensation."

Colin Dyer, Christie B. Kelly, Jeff A. Jacobson, and Gregory P. O'Brien.   As employees within the United States, each of Mr. Dyer, Ms. Kelly, Mr. Jacobson, and Mr. O'Brien is eligible to participate in the United States Savings and Retirement Plan, a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, on the same terms and conditions that apply to our U.S. employees generally. We provide additional information about the operation of our United States Savings and Retirement Plan in the Compensation Discussion and Analysis. The maximum annual matching contribution by the Company for each person who participates in the 401(k) Plan, effective after such person has been employed for twelve months, is currently $10,600.

Nonqualified Deferred Compensation

The following table sets forth certain information concerning the voluntary participation by certain of our Named Executive Officers in our U.S. Deferred Compensation Plan, a Plan to which employees who are taxpayers in the United States may provide contributions but to which the Company itself does not make any contributions. We provide additional information about this Plan in the Compensation Discussion and Analysis. Amounts shown below are as of December 31, 2016. Since they are not U.S. taxpayers, neither of Messrs. Couse nor Ulbrich is eligible to participate in this Plan.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings (Losses) in Last Fiscal Year	Aggregate Withdrawals or Distributions	Aggregate Balance at Last Fiscal Year End
Colin Dyer	$0	$0	$76,391	$0	$2,670,763
Jeff A. Jacobson	$0	$0	$11,985	$0	$ 113,522

Termination and Change in Control Payments

The following tables provide a summary of the approximate amounts that we would be obligated to pay to each of our Named Executive Officers, following or in connection with a termination that results from:

• Voluntary termination by the Named Executive Officer;

• Involuntary termination of the Named Executive Officer;

• Retirement, including the definition of retirement under the Stock Award and Incentive Plan, or

• A change in control of the Company.

Christian Ulbrich

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit[a]	$ —	$4,951,369[b]		$ —	$ 4,951,369[c]	$ 4,951,369
Vacation Pay	$22,318[d]	$ 22,318	$ 22,318	$ —	$ 22,318	$ 22,318
Benefit Continuation	$ —	$ —	$ —	$ —	$ —	$ —
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$4,241,000[e]		$ —	$ 4,241,000	$ 4,241,000
Retirement Plan Benefits	$ —	$ —	$ —	$ —	$ —	$ —
Long Term Incentive Awards						
– Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
– Restricted Shares[g]	$ —	$ 373,141	$3,491,235	$ 783,969[f]	$ 783,969	$ 4,112,429
– Cash	$ —	$ 394,000	$ 394,000	$ 394,000	$ 394,000	$ 394,000
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —		$ —	$ —	$ —	
Total Value of Payments	$22,318	$9,981,828	$3,907,553	$1,177,969	$10,392,657	$13,721,116

Notes:

(a) Base compensation used in these calculations is stated in U.S. dollars using a conversion rate of 1 USD to 0.95021 EUR.

(b) Involuntary termination provides current severance benefits under our Severance Pay Plan, which may be selected as an alternative to the "Garden Leave" provisions under Mr. Ulbrich's employment arrangements. This benefit assumes no additional expense related to reimbursement of other personal allowances currently extended to Mr. Ulbrich. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change in control over the Company.

(c) Change in control severance benefits would result from the continuation of the Company's Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(d) Vacation pay shown is for a full year of unused vacation, but the actual amount paid would be reduced by actual vacation having been taken at time of termination

(e) Annual incentive awards are based on actual Company, business segment, and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(f) Company equity awards granted prior to 2013 become fully vested upon a change in control, as defined in the applicable award agreements and plan documents. As described in more detail above in this Proxy Statement, effective for 2013 equity grants under our long-term incentive compensation plans will have a "double trigger" in the case of a change in control (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis).

(g) The value of unvested restricted stock units outstanding as of December 31, 2016, when the price per share of our Common Stock at the close of trading on the NYSE was $101.04.

Christie B. Kelly

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$ —	$3,929,000[a]	$ —	$ —	$3,929,000[b]	$ 3,929,000
Vacation Pay	$ —	$ —	$ —	$ —	$ —	$ —
Benefit Continuation	$ —	$ 22,696	$ —	$ —	$ 22,696	$ 22,696
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$3,529,000[c]	$ —	$ —	$3,529,000	$ 3,529,000
Retirement Plan Benefits	$ —	$ —	$ —	$ —	$ —	$ —
Long Term Incentive Awards	$ —	$ —	$ —	$ —	$ —	$ —
– Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
– Restricted Shares[e]	$ —	$ 61,634	$2,928,948	$1,008,985[d]	$1,008,985	$ 3,238,635
– Cash	$ —	$ 299,000	$ 299,000	$ 299,000	$ 299,000	$ 299,000
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ 15,000	$ —	$ —	$ 15,000	$ 15,000
Total Value of Payments	$ —	$7,856,330	$3,227,948	$1,307,985	$8,803,681	$11,033,331

Notes:

(a) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change in control over the Company.

(b) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c) Annual incentive awards are based on actual Company, business segment, and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(d) Company equity awards granted in connection with new hire become fully vested upon a change in control, as defined in the applicable award agreements and plan documents. All equity grants made as a GEB member have a "double trigger" in the case of a change in control (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis).

(e) The value of unvested restricted stock units outstanding as of December 31, 2016, when the price per share of our Common Stock at the close of trading on the NYSE was $101.04.

Anthony Couse

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit[a]	$ —	$2,521,474[b]	$ —	$ —	$2,521,474[c]	$2,521,474
Vacation Pay	$ —	$ —	$ —	$ —	$ —	$ —
Benefit Continuation	$ —	$ —	$ —	$ —	$ —	$ —
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$2,100,000[d]	$ —	$ —	$2,100,000	$2,100,000
Retirement Plan Benefits	$ —	$ —	$ —	$ —	$ —	$ —
Long Term Incentive Awards						
– Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
– Restricted Shares[f]	$ —	$ —	$737,895	$ —[e]	$ —	$ 737,895
– Cash	$ —	$ —	$ —	$ —	$ —	$ —
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ —	$ —	$ —	$ —	$ —
Total Value of Payments	$ —	$4,621,474	$737,895	$ —	$4,621,474	$5,359,370

Notes:

(a) Base compensation used in these calculations is stated in US currency using a conversion rate of 1 USD to 1.44730 Singapore Dollars.

(b) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change in control over the Company.

(c) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(d) Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's Severance Pay Plan.

(e) Company equity awards granted prior to 2015 become fully vested upon a change in control, as defined in the applicable award agreements and plan documents. Effective 2015, equity grants under all long-term incentive compensation plans have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

(f) The value of unvested restricted stock units outstanding as of December 31, 2016, when the price per share of our Common Stock at the close of trading on the NYSE was $101.04.

Jeff A. Jacobson

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$ —	$ 3,132,000[(a)]	$ —	$ —	$ 3,132,000[(b)]	$ 3,132,000
Vacation Pay	$ —	$ —	$ —	$ —	$ —	$ —
Benefit Continuation	$ —	$ 20,421	$ —	$ —	$ 20,421	$ 20,421
Deferred Compensation Balance	$ 113,522[(c)]	$ 113,522	$ 113,522	$ —	$ 113,522	$ 113,522
Annual Incentive Awards	$ —	$ 2,732,000[(d)]	$ —	$ —	$ 2,732,000	$ 2,732,000
Retirement Plan Benefits	$1,080,878[(e)]	$ 1,080,878	$1,080,878	$ —	$ 1,080,878	$ 1,080,878
Long Term Incentive Awards						
– Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
– Restricted Shares[(g)]	$ 111,548[(h)]	$ 319,691	$ 111,548	$ 617,253[(f)]	$ 617,253	$ 617,253
– Cash[(i)]	$4,626,718[(h)]	$ 4,626,718	$4,626,718	$4,626,718	$ 4,626,718	$ 4,626,718
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ 15,000	$ —	$ —	$ 15,000	$ 15,000
Total Value of Payments	$5,932,666	$12,040,229	$5,932,666	$5,243,971	$12,337,792	$12,337,792

Notes:

(a) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change in control over the Company.

(b) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c) Deferred Compensation Benefits reflect the value of fully-vested employee contributions to the Company's Nonqualified Deferred Compensation Plan as of December 31, 2016. Specific distribution elections may result in payments over a period and not in a lump sum as described within the table.

(d) Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(e) Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2016.

(f) Company equity awards granted prior to 2013 become fully vested upon a change in control, as defined in the applicable award agreements and plan documents. Effective 2013, equity grants under our GEB long-term incentive compensation plans have a ''double trigger'' in the case of a change in control (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis).

(g) The value of unvested restricted stock units outstanding as of December 31, 2016, when the price per share of our Common Stock at the close of trading on the NYSE was $101.04.

(h) Retirement Rule of 65 has been met and shares will continue to vest if voluntary termination occurs. Under the assumption that a non-solicit waiver has been received.

(i) Effective 2015 awarded LTIP, in lieu of RSU's, LaSalle CEO will be notionally invested in a weighted average global return for LaSalle's entire AUM. The cash amounts will follow same rules as the LTIP RSU's, however, distribution will follow the LaSalle restrictions.

Gregory P. O'Brien

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$ —	$3,929,000[a]	$ —	$ —	$3,929,000[b]	$ 3,929,000
Vacation Pay	$ —	$ —	$ —	$ —	$ —	$ —
Benefit Continuation	$ —	$ 20,567	$ —	$ —	$ 20,567	$ 20,567
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$3,529,000[c]	$ —	$ —	$3,529,000	$ 3,529,000
Retirement Plan Benefits	$821,972[d]	$ 821,972	$ 821,972	$ —	$ 821,972	$ 821,972
Long Term Incentive Awards						
– Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
– Restricted Shares[f]	$ —	$ 122,865	$2,788,805	$ 930,073[e]	$ 930,073	$ 3,159,723
– Cash	$ —	$ 206,000	$ 206,000	$ 206,000	$ 206,000	$ 206,000
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ 15,000	$ —	$ —	$ 15,000	$ 15,000
Total Value of Payments	$821,972	$8,644,404	$3,816,777	$1,136,073	$9,451,612	$11,681,262

Notes:

(a) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(b) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c) Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(d) Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2016.

(e) Company equity awards granted prior to GEB election become fully vested upon a change in control, as defined in the applicable award agreements and plan documents. Effective 2013, equity grants under our GEB long-term incentive compensation plans have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

(f) The value of unvested restricted stock units outstanding as of December 31, 2016, when the price per share of our Common Stock at the close of trading on the NYSE was $101.04.

Additional Information

Stock Ownership Guidelines

In order to further align the long-term interests of our key employees with the interests of shareholders, **we have established stock ownership guidelines for our senior officers generally**. In the case of our Chief Executive Officer, the minimum amount of equity ownership is the lesser of (i) six times annual base salary or (ii) 60,000 shares. In the case of the remaining Named Executive Officers, the minimum amount of equity ownership is the lesser of (i) four times annual base salary or (ii) 40,000 shares. For all senior officers, he or she must retain 100% of all shares acquired on the vesting of equity awards or the exercise of stock options until compliance is achieved.

The following table indicates the current share ownership of our Named Executive Officers relative to the guideline as of March 13, 2017, when the price per share of our Common Stock at the close of trading on the New York Stock Exchange was $113.25. Each of our Named Executive Officers currently exceeds the minimum stock ownership guideline.

Name	Shares Directly Owned[1]	Outstanding Restricted Stock Units[2]	Stock Options	Total	Value at 3/13/17	Minimum Ownership Requirement
Christian Ulbrich	37,982	40,701	0	78,683	$8,910,850	$4,500,000
Christie B. Kelly	9,022	32,083	0	41,105	$4,655,141	$1,600,000
Anthony Couse	20,892	7,303	0	28,195	$3,193,084	$1,600,000
Jeff A. Jacobson	56,288	6,109	0	62,397	$7,066,460	$1,600,000
Gregory P. O'Brien	14,725	31,272	0	45,997	$3,541,554	$1,600,000

(1)   Includes awards of restricted stock units made during 2017.

(2)   27,399 of the shares listed are held by Mr. Jacobson as trustee of the Jeff A. Jacobson 1996 Trust and 25,000 of the shares listed are held by Mr. Jacobson as beneficiary of the Marian S. Jacobson 1996 Trust.

Clawback Policy

The Compensation Committee has adopted a Clawback Policy that is applicable to our Named Executive Officers, other members of our Global Executive Board, and such other executives and key contributors as the Compensation Committee may designate from time to time. The policy provides that if the Compensation Committee determines that any fraud or intentional misconduct by one or more of our participants caused the Company, directly or indirectly, to restate its financial statements, the Compensation Committee may require reimbursement of any compensation paid or awarded to participants under the GEB LTIP as well as cancel unvested restricted stock awards previously granted to such participants in the amount by which the participants' respective compensation exceeded any lower payment that would have been made based on the restated financial results. The recoupment period would encompass any compensation paid under the GEB LTIP within 36 months prior to the financial restatement.

Change in Control Benefits

Other than as the result of the severance benefits we describe under the preceding severance arrangements section, which apply in the case of terminations regardless of whether they occur in connection with a change in control or not, we do not have any enhanced severance benefits for any of our Named Executive Officers that would specifically result from a change in control over the Company. We do not provide any tax gross-ups on severance payments under any circumstances.

The Stock Award and Incentive Plan, under which all restricted stock units have been granted, provides that, unless otherwise determined by the Compensation Committee as Plan Administrator in writing at or after the grant of an award, in the event of a change in control (as that is defined in the Stock Award and Incentive Plan), all outstanding awards under the Plan granted prior to 2013 will, among other things, become fully vested on an accelerated basis. **Effective for 2013 and thereafter, the Compensation Committee has determined that equity grants to our senior executives under our long-term incentive compensation plans have a "double trigger" in the case of a change in control** (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis). Accordingly, unvested grants made in 2014 and thereafter under each of the GEB LTIP and the LaSalle LTIP would become fully vested on an accelerated basis in the event of a change in control only if the recipient's employment is terminated.

Certain Tax Matters

Section 162(m) of the United States Internal Revenue Code limits the deduction a publicly held corporation is allowed for compensation paid to the chief executive officer and to the three most highly compensated executive officers other than the chief executive officer and the chief financial officer. Generally, amounts paid in excess of $1 million to a covered executive, other than ''performance-based'' compensation, cannot be deducted. We have designed our annual incentive and equity awards programs to qualify as performance-based compensation, so the compensation we pay to our executive officers is generally fully deductible for U.S. federal income tax purposes, and we do currently intend to continue seeking a tax deduction for substantially all of our executive compensation. We will continue to monitor issues concerning the tax deductibility of executive compensation and will take appropriate action if we believe it is warranted. Since corporate objectives and strategic needs may not always be consistent with the requirements of full deductibility, we are prepared to use our discretion, if we believe it is appropriate, to enter into compensation arrangements or provide compensation under which payments may not be fully deductible.

Security Ownership by Directors and Management

The following table provides information about the beneficial ownership of our Common Stock, which constitutes the only outstanding voting security of JLL as of March 13, 2017, by:

- Each **Director and Director nominee** of JLL;
- Each of the **Named Executive Officers**; and
- The **Directors, Director nominees and executive officers of JLL as a group**.

On March 13, 2017, there were 45,286,120 voting shares of Common Stock outstanding.

The table includes shares which the indicated individual had the right to acquire within 60 days after March 13, 2017. It also includes shares the receipt of which certain of our Directors have deferred under a deferred compensation program described above under "Director Compensation." The table does not include unvested restricted stock units issued under the Stock Award and Incentive Plan unless they vest within 60 days after March 13, 2017, since none of such units carries voting or investment power. Unless otherwise indicated in the footnotes, all of such interests are owned directly, and the indicated person or entity has sole voting and dispositive power.

	Shares of Common Stock Beneficially Owned	
Names of Beneficial Owners[1]	Number	Percent of Class (%)
Hugo Bagué	10,087	*
Samuel A. Di Piazza, Jr.	3,816	*
Colin Dyer	71,563	*
Dame DeAnne Julius	9,662	*
Ming Lu	9,350	*
Bridget Macaskill	0	*
Martin H. Nesbitt	5,620	*
Sheila A. Penrose[2]	49,847	*
Ann Marie Petach	347	*
Shailesh Rao	1,938	*
Christian Ulbrich	37,982	*
Anthony Couse	20,892	*
Jeff A. Jacobson[3]	56,288	*
Christie B. Kelly	9,022	*
Gregory P. O'Brien	14,725	*
All Directors, Director nominees and executive officers as a group (20 persons)	325,471	*

---

* Less than 1%

(1) Unless otherwise indicated, the address of each person is c/o Jones Lang LaSalle Incorporated, 200 East Randolph Drive, Chicago, Illinois 60601.

(2) 22,548 of the shares listed are held by Ms. Penrose as trustee for the Sheila A. Penrose trust.

(3) 27,399 of the shares listed are held by Mr. Jacobson as trustee of the Jeff A. Jacobson 1996 Trust and 25,000 of the shares listed are held by Mr. Jacobson as beneficiary of the Marian S. Jacobson 1996 Trust.

Security Ownership by Certain Other Beneficial Owners

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding Common Stock as of December 31, 2016.

	Shares of Common Stock Beneficially Owned	
Names of Beneficial Owners[1]	Number	Percent of Class (%)
BlackRock, Inc.[1]	4,253,377	9.40%
Generation Investment Management LLP[2]	3,404,572	7.50%
The Vanguard Group[3]	3,559,996	7.87%

---

(1) Based solely on information in a Schedule 13G/A filed on January 25, 2017 by BlackRock, Inc. BlackRock has sole voting power with regard to 3,917,943 shares, shared voting power or direct the vote with regard to 3,917,943 shares, and sole dispositive power with regard to 4,248,329 shares and shared dispositive power with regard to 5,048 shares. The address of BlackRock, Inc. is 55 East 52nd St., New York, NY 10055.

(2) Based solely on information in a Schedule 13G/A filed on February 14, 2017 by Generation Investment Management LLP. Generation Investment Management has sole voting power with regard to 2,345,202 shares, shared voting power with regard to 101,463 shares and sole dispositive power with regard to 3,404,572 shares. The address of Generation Investment Management is 20 Air Street, 7th Floor, London W1B 5AN, United Kingdom.

(3) Based solely on information in a Schedule 13G/A filed on February 10, 2017 by The Vanguard Group. The Vanguard Group has sole voting power with regard to 36,057 shares, shared voting power with regard to 7,500 shares, sole dispositive power with regard to 3,515,322 shares and shared dispositive power with regard to 44,674 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors, certain of our officers and beneficial owners of more than 10 percent of our outstanding Common Stock to file reports of ownership and changes in ownership of our Common Stock with the SEC and to send copies of such reports to us. For our current executive officers and Directors, the Company has taken on the administrative responsibility of filing the reports after we have received the necessary information.

Based solely upon a review of such reports and amendments thereto furnished to us and upon written representations of certain of such persons regarding their ownership of Common Stock, we believe that no such person failed to file any such report during 2016, except that within the required two business day reporting requirement imposed by the SEC, the Company did not timely file one Form 4 report on behalf of Gregory P. O'Brien with respect to one transaction and one Form 4 report on behalf of Sheila A. Penrose with respect to one transaction.

CERTAIN RELATIONSHPS AND RELATED TRANSACTIONS

We discuss below the particular relationships the Company has with (i) BlackRock, Inc. and (ii) The Vanguard Group, each beneficial owners of more than 5% of our Common Stock.

BlackRock, Inc.

In 2016, JLL provided brokerage services to BlackRock, Inc. and/or its affiliates in the ordinary course of business with customary consideration received by the Company in exchange for such services in the aggregate amount of $3,613,000.

The Vanguard Group

In 2016, JLL provided project and development services and capital markets group services to The Vanguard Group in the ordinary course of business with customary consideration received by the Company in exchange for such services in the aggregate amount of $101,000.

INFORMATION ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a number of years, KPMG LLP has been the independent registered public accounting firm that audits the financial statements of JLL and most of its subsidiaries. JLL expects that representatives of KPMG LLP will be present at the Annual Meeting and will be available to respond to appropriate questions. Such representatives will have the opportunity to make a statement at the Annual Meeting if they desire to do so.

Audit and Non-Audit Fees

The following table presents fees for the professional services that KPMG LLP rendered for the audit of the Company's annual financial statements (including auditing the Company's internal controls over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002), audit related fees, tax fees, and fees billed for other services during 2016 and 2015 (the fees shown are in thousands (000's)).

Fees for the year ended on December 31	2016	2015
Audit Fees	$7,276	$6,879
Audit Related Fees	$1,237	$1,071
Tax Fees	$ 535	$ 358
All Other Fees	$ 0	$ 0
Total	**$9,048**	**$8,308**

Audit Fees.   These amounts represent those fees of KPMG necessary to perform an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of the consolidated financial statements of JLL. This includes fees for review of the tax provision and fees for accounting consultations on matters reflected in the consolidated financial statements. Audit Fees also include services required by statute or regulation (foreign or domestic), such as comfort letters, consents, reviews of SEC filings, and statutory audits in non-U.S. locations.

Audit Related Fees.   Audit-related are comprised of fees for employee benefit plan audits, internal control related matters and services not required by statute or regulation.

Tax Fees.   Tax fees are comprised of fees for tax compliance, tax planning and tax advice. Tax planning and tax advice encompasses a diverse range of services, including consultation, research, and assessment of tax planning initiatives, assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

All Other Fees.   All other fees consist of all other non-audit services.

Pre-Approval of Audit and Permitted Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee has established a policy for pre-approval of audit and permitted non-audit services by the Company's independent registered public accounting firm. At each of its meetings, the full Audit Committee considers, and approves or rejects, any proposed services and fee estimates that are presented by the Company's management. The Chairman of the Audit Committee has been designated by the Audit Committee to consider approval of services arising between meetings that were not pre-approved by the Audit Committee. Services approved by the Chairman are ratified by the full Audit Committee at its next regular meeting. For each proposed service, the independent registered public accounting firm provides supporting documentation detailing the service and an estimate of costs. During 2016, the Audit Committee pre-approved all services performed by the independent registered public accounting firm.

AUDIT COMMITTEE REPORT

As more particularly described above under "Corporate Governance Principles and Board Matters," the Audit Committee of the Board is responsible for providing independent, objective oversight of JLL's accounting functions and internal and disclosure controls. The Audit Committee is composed of four Directors, each of whom is independent as defined by the New York Stock Exchange listing standards in effect at the time of mailing of this Proxy Statement and by applicable Securities and Exchange Commission rules. The Audit Committee operates under a written charter, which has been approved by the Board of Directors and is available on the Company's public website at *http://www.jll.com/about/board-of-directors-and-governance*.

Management is responsible for JLL's internal and disclosure controls and its financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of JLL's consolidated financial statements and the effective operation of internal controls over financial reporting, all in accordance with the standards of the Public Company Accounting Oversight Board (United States), and for issuing a report thereon. The Audit Committee's responsibility is to oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and the independent registered public accounting firm to review and discuss the December 31, 2016 audited financial statements as well as the Company's internal controls over financial reporting for which an attestation by such firm is required under Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee also discussed with the independent registered public accounting firm the matters required by the auditing standards of the Public Company Accounting Oversight Board (United States), including Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T. The Audit Committee also received written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board (United States) regarding such firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with KPMG LLP that firm's independence under the relevant standards. The Audit Committee also reviewed the selection, application and disclosure of our critical accounting policies pursuant to SEC Financial Release No. 60, "Cautionary Advice Regarding Disclosure of Critical Accounting Policies."

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in JLL's Annual Report on Form 10-K for the year ended December 31, 2016, which has been filed with the SEC.

The Audit Committee

————————————————

Ann Marie Petach (Chairman)
Bridget Macaskill
Martin H. Nesbitt
Sheila A. Penrose

FIVE PROPOSALS TO BE VOTED UPON AT THE ANNUAL MEETING

Proposal 1

Election of Ten Directors

Our Nominating and Governance Committee has nominated ten Directors for election at this year's Annual Meeting. All of the Director nominees are current Directors. We are proposing that our shareholders elect all of the ten nominees.

Accordingly, our Board unanimously recommends you vote FOR the election of each of the ten Director nominees listed below:

Hugo Bagué	Ming Lu	Ann Marie Petach
Samuel A. Di Piazza, Jr.	Bridget Macaskill	Shailesh Rao
Dame DeAnne Julius	Martin H. Nesbitt	Christian Ulbrich
Sheila A. Penrose		

If elected, these Directors will serve one-year terms until JLL's Annual Meeting of Shareholders in 2018 and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal.

At the Annual Meeting, we will vote each valid proxy returned to JLL for the ten nominees listed above unless the proxy specifies otherwise. Proxies may not be voted for more than ten nominees for Director. While the Board does not anticipate that any of the nominees will be unable to stand for election as a Director at the 2017 Annual Meeting, if that is the case, proxies will be voted in favor of such other person or persons as our Board may designate.

We provide biographical information for each of the nominees above under the caption ''Directors and Corporate Officers.'' For each of the nominees, we also provide below a statement of their qualifications to serve as a member of our Board of Directors:

- **Hugo Bagué:**   As the former head of overall organizational resources and physical security for a complex global enterprise with a large number of employees, Mr. Bagué brings significant experience with employee relations, communications, safety, information technology, and compensation issues that are helpful to our Board's oversight of a global firm whose most important assets are our people. Additionally, from his other operational responsibilities at Rio Tinto, which increased significantly during his tenure there, Mr. Bagué contributes to our Board perspectives on public relations, procurement, information systems, and corporate sustainability. Most recently, he has provided significant input on evaluating our management of safety and physical security matters and communications with staff and outside contractors. His work for other multi-national companies provides insights into operating within different cultures, business environments, and legal systems, particularly in Continental Europe and also within the technology and healthcare industries, both of which are important to our future growth strategy.

- **Samuel A. Di Piazza, Jr.:**   Having risen to the most senior executive role within the world's largest professional services firm, Mr. Di Piazza brings to our Board's oversight responsibilities additional broad management experience within a multi-cultural, complex organization providing services to diverse client types across the globe. This includes managing and compensating a staff of highly trained and motivated professionals, developing and maintaining strong client relationships, infusing integrity and productivity into all aspects of a widely dispersed business, particularly within highly regulated environments, evaluating M&A opportunities, and pursuing sophisticated enterprise risk management techniques. Mr. Di Piazza also has significant accounting experience, including managing a tax practice and as part of standards setting organizations, that will help further inform our Board on related matters. His service on the Boards of other highly sophisticated organizations provides us with additional governance perspectives and experience with critical business issues including cyber-security. He has also been very involved in the development of sustainability and integrated reporting standards and practices, both of which disciplines are increasingly important to JLL.

- **Dame DeAnne Julius:**   Within the increasingly complex and interconnected world in which JLL seeks to thrive, Dame DeAnne contributes an important global perspective on economics and government policy that is informed by the depth of her experience as the senior-most economist at major corporations, her involvement with organizations that are at the core of global financial policy making and, most recently, at a major educational institution. This has become increasingly compelling given the particularly dynamic nature of the geo-political aspects that are involved in the European Union, the United States, China, and the Middle East. Moreover, her current and previous directorships provide her with governance and oversight experience at complex, global public companies as well as a prominent professional services firm. She therefore contributes insights into energy, enterprise risk, environmental, healthcare/pharmaceutical, succession planning, and client service issues that are also critical to growth businesses within JLL.

- **Ming Lu:**   Mr. Lu brings to the Board extensive knowledge about overseeing the development and operations of companies in Asia, and particularly China, one of the most important regions for our future growth potential. He has broad and deep experience in evaluating emerging market dynamics and integrating acquisitions, which has become increasingly important to our firm given the extent of our M&A activities during recent years. His experience in structuring compensation to motivate executive behavior that is aligned with our shareholders' interests are useful to his service as the Chairman of our Compensation Committee. As a partner with one of the world's most prominent private equity firms, Mr. Lu also contributes a general expertise in investment evaluation and management, enhancement of balance sheet and financial strength, entrepreneurialism, management of credit and credit agreements, and management of banking and investment banking relationships.

- **Bridget Macaskill:**   Ms. Macaskill brings to the Board deep experience in the investment management business as the result of her being both the Chief Executive Officer and now the non-executive chairman of the board of two prominent investment management firms. She therefore contributes important perspectives on shareholder relations, leadership, enterprise risk management, and operations within a highly regulated industry. Ms. Macaskill's background also provides additional financial and accounting acumen to our Audit Committee. Her experience in creating a program dedicated to educating American women about personal finances will assist the Board with oversight of the Company's citizenship and diversity initiatives. Additionally, Ms. Macaskill brings perspectives on the English government and economy that will be useful as that country pursues its exit from the European Union.

- **Martin H. Nesbitt:**   An alumnus of our investment management business from early in his career who has continued to be involved in the development and management of different types of real estate, Mr. Nesbitt brings significant experience to the Board that is central to the core of the Company's mission and business. His experience as the co-founder and chief executive officer of an entrepreneurial real estate venture helps inform our Board's oversight of the Company's strategic development and marketing efforts, as well as the execution of its business plans. His more recent establishment of an investment fund focusing on industries such as education and healthcare will add private equity and public sector perspectives. Mr. Nesbitt's involvement in the pursuit of Chicago's Olympics bid for 2016 and leadership in the development of the Obama Presidential Library is useful to our Company's continuing involvement in public-private initiatives and in city planning matters. Additionally, his urban, cultural, and community activities enrich the Board's oversight of the Company's corporate social responsibility and diversity initiatives.

- **Sheila A. Penrose:**   Ms. Penrose, whose career at a significant banking organization culminated in her running its corporate business and serving as a member of its management committee, provides our Board with a depth of experience in client relationship management, all aspects of corporate finance and banking relationships, enterprise risk management, executive compensation and international business transactions. Her experience with a management consulting firm enhances our Board's oversight of strategic development activities, evaluation of M&A opportunities, and succession planning. Her service on the board of directors of a major foodservice retailer enhances her contribution to our Board's consideration of governance issues and the functioning of our Nominating and Governance Committee, which she chairs, and sophistication about branding and marketing matters. Ms. Penrose's role as the Company's non-executive chairman also gives her additional knowledge about our Company's services and staff which is useful to our Board's deliberations. Additionally, Ms. Penrose has been a vocal proponent of the benefits to corporations of diversity and community involvement, which has helped our Board discuss and promote those issues with our senior management.

- **Ann Marie Petach:**   Ms. Petach's career has included very senior finance and management positions at each of a major global manufacturing corporation and an investment management business, as the result of which she contributes to our Board additional sophisticated financial acumen within the international arena, for example with currency exchange matters and with respect to relationships with banks and investment banks. She also has strategic and operational perspectives that are particularly useful to our LaSalle Investment Management business, including with respect to client relationships and the deployment of capital. In her first year of service as the Chairman of our Audit Committee, Ms. Petach has provided useful insights to many aspects of our enterprise risk management activities, such as our internal audit and Sarbanes-Oxley practices, controls, productivity initiatives, and compliance within an increasingly heavily regulated environment. Moreover, she has experience with corporate disclosure and investor relations that inform our Board's oversight of the securities aspects of a public company and engagement with shareholders.

- **Shailesh Rao:**   Having served in senior executive positions with Google and Twitter, two of the world's most prominent and successful digital companies, Mr. Rao has extensive experience with developing and marketing systems that apply technology to social networking, search, data management, and digital applications of business processes, all of which will inform the Board's oversight of how the Company is using technology, data mining, and social networks as a core aspect of how it establishes and implements its business models and strategies. Mr. Rao's experience has spanned the globe, which is consistent with our need for Board members with multi-cultural perspectives and an understanding of the business environment in different countries. His entrepreneurial activities are useful to our Board's consideration of potential acquisitions and the Company's establishment of new or adjacent service lines.

- **Christian Ulbrich:**   Mr. Ulbrich's eleven years of experience at JLL in total, seven of which have been as the CEO of our EMEA business and as a member of our Global Executive Board, provide the Board with additional foundational information about the Company's strategy, operations, the nature of its business and geographies, and its client relationships, as well as managing an integrated business in a multi-cultural environment. Mr. Ulbrich has been particularly involved in the Company's development of on-line marketing and acquisition strategies, which will continue to be critical aspects of the Board's oversight. His previous chief executive and other management roles with financial institutions will provide important perspectives on organizational leadership and on client needs and perspectives. Mr. Ulbrich's current service on the Board of a major German public company in the residential sector contributes comparative insights on corporate governance and organization.

Proposal 2

Non-binding advisory "say-on-pay" vote approving executive compensation

We are asking our shareholders to provide a non-binding say-on-pay advisory approval of the compensation of our Named Executive Officers as we have described it above in the "Executive Compensation" section of this Proxy Statement.

Our Board unanimously recommends you vote FOR the advisory say-on-pay vote approving executive compensation.

Our Board believes that that we have an executive compensation program that has proven itself over the years to have retained top-quality executives who have been appropriately motivated to act in the best interests of our shareholders, clients, staff and the other constituencies who interact with a global organization such as ours. We believe we have a program that encompasses the attributes of best-practices in compensation, including:

- Pay-for-performance philosophy, with significant upward and downward flexibility built to correspond to the financial results of an inherently cyclical business;

- Balanced mix of short- and long-term focused compensation;

- Significant use of equity to align with shareholder interests;

- No tax gross-ups and limited use of perquisites;

- Limited benefits in the event of a change in control, with double-trigger requirement for severance benefits and accelerated vesting of equity awards under our long-term incentive plans;

- Limited severance benefits;

- Recapture of certain incentives in the event of a subsequent restatement of financial statements; and

- Features to mitigate the use of overly-risky strategies that do not serve the longer-term sustainability of the organization.

Accordingly, our Board requests that our shareholders vote to approve our executive compensation program. While this vote is not binding on our Company, it will provide information to our Compensation Committee and our management regarding investor sentiment about our executive compensation philosophy, policies and practices. We will consider this information when determining executive compensation for 2017 and beyond.

Proposal 3

Non-binding advisory vote regarding the frequency of "say-on-pay" votes on executive compensation

In addition to the advisory approval of our executive compensation program, we are also seeking a non-binding determination from our shareholders as to the frequency with which shareholders would have an opportunity to provide an advisory approval of our executive compensation program in the future. As required by the applicable regulations, we are providing shareholders the option of selecting a frequency of one, two or three years, or abstaining.

The Board unanimously recommends you select a frequency of One Year, or an annual vote.

Our Board believes that since the intention of the "say-on-pay" vote is to provide a communication vehicle to the Compensation Committee, it is most useful to have a communication that is received on a regular basis and in a timely manner. Given the importance of shareholder engagement to our Company, an annual "say-on-pay" vote will provide the highest level of accountability and direct communication by enabling each "say-on-pay" vote to correspond to the majority of the information presented in the accompanying proxy statement for the applicable shareholders' meeting. From the literature we have reviewed, and the results of votes that have already taken place, we also believe that it has generally been the desire of investors to have an annual "say-on-pay" vote.

Our Board therefore requests that our shareholders select "One Year" when voting on the frequency of advisory votes on executive compensation. Although the advisory vote is non-binding, our Board will review the results of the vote and take them into account in making a determination concerning the frequency of advisory votes on executive compensation. We intend to provide annual "say-on-pay" voting in the future unless by their votes our shareholders indicate they would prefer less frequent voting.

Proposal 4

Approval of the 2017 Stock Award and Incentive Plan

The Board unanimously recommends you approve the 2017 Stock Award and Incentive Plan, including approval for purposes of the requirements under Section 162(m) of the Code.

Stock Award and Incentive Plan Historical Information

The Company has previously established a 1997 Stock Award and Incentive Plan, as amended (the *1997 Plan*), and a Stock Compensation Program, as amended (the *Stock Compensation Program*). The 1997 Plan and the Stock Compensation Program are referred to herein collectively as the "*Former Plans*." Each of the Former Plans has been authorized by the Company's Board of Directors and approved by the Company's shareholders.

In order to facilitate the efficient administration of the Former Plans and the awards granted thereunder, the Company's Board has previously authorized the amendment and restatement of each of the Former Plans in order to combine the Former Plans into a single plan. The Former Plans, as so combined and as subsequently amended and restated as of each of the prior effective dates of April 15, 2012 and July 15, 2015, are referred to herein as the "*Previous Plan*."

The Board has subsequently determined that it was in the Company's best interests to adopt the Jones Lang LaSalle Incorporated 2017 Stock Award and Incentive Plan (the *Plan*) in order to make certain changes that reflect best practices in compensation. The Plan will be effective as of the date the Plan is approved by the shareholders (the *Effective Date*). As of the Effective Date, no awards shall be made under the Former Plans. The Former Plans shall remain in effect, as applicable, for so long as awards thereunder remain outstanding. All awards granted pursuant to an award agreement under, and elections made pursuant to, the Former Plans prior to the Effective Date, shall remain in full force and effect in accordance with their terms and shall be administered in accordance with the terms and conditions of the Former Plans, as applicable.

Increase in Number of Shares Reserved for Issuance

When we last asked for shareholder approval at our 2008 Annual Meeting for additional shares to be issued under the Stock Incentive Plan, we projected that the 3,000,000 shares we were requesting at the time would be sufficient. That projection proved to be substantially accurate. There is a maximum of 15,110,000 shares of Common Stock reserved for issuance. As of March 30, 2017:

- 13,923,955 shares had been issued;

- Unvested full-value awards covering 744,010 shares of our Common Stock were outstanding;

- Options and shares covering 0 shares of our Common Stock, with a weighted average exercise price of $0 and a weighted average remaining term of 0 years, were outstanding; and

- 412,035 shares were available for grant under the Stock Award and Incentive Plan.

Accordingly, based upon the recommendation of its Compensation Committee, which reviewed current market practices within comparator firms, our Board has unanimously approved, subject to shareholder approval at our 2017 Annual Meeting, that 1,100,000 shares be authorized for issuance under the Plan, which will be added to the number of shares available for award under the Previous Plan as of immediately prior to the Effective Date (the *Previous Plan Shares*).

Information about Dilution, Overhang and Burn Rate

Dilution. The Board anticipates that the 1,100,000 additional shares being requested together with the Previous Plan Shares will be sufficient to provide projected equity incentives for the Company's compensation plans for at least four years beyond 2017 assuming that its annual usage remains consistent with 2016.

The new shares would represent approximately 2.36% of diluted weighted average common shares outstanding as of December 31, 2016. The Board believes that this would represent a reasonable amount of potential dilution, given the strong incentive it also believes will be provided to employees to increase the value of the Company for all shareholders.

Overhang. We calculate our "overhang" as the sum of (a) stock options granted and outstanding plus (b) unvested shares of restricted stock plus (c) shares available for grant under plans divided by the sum of (a) basic weighted average common shares outstanding at fiscal year-end plus (b) the number of shares in the numerator.

Our current overhang is approximately 2.8%. Including the shares under the Plan (if authorized), the potential overhang from all stock incentives and available to employees would be approximately 5.05%.

Burn Rate. We calculate our "total equity burn rate" as the (a) total number of equity-related awards in any given fiscal year divided by (b) the number of basic weighted average common shares outstanding at the end of that fiscal year. For the statistics we provide in the following paragraph, we have not applied any premium to the full-valued shares (as opposed to stock options) that we may award under the Plan.

Our historical total equity burn rate from shares issued under the Plan, calculated in terms of the average burn rate over the three-year period from January 1, 2014 through December 31, 2016, has been 0.48%.

The dilution, overhang and burn rate exclude our "noncompensatory" Employee Stock Purchase Plan (*ESPP*) and Jones Lang LaSalle Savings Related Option Plan (*Save As You Earn or SAYE*) program for U.K. employees. ESSP program purchases are broker-assisted on the open market. The SAYE plan allows for the purchase of stock at a 15% discount from the market price at the beginning of the plan's three and five year vesting periods and has a share pool independent of the Stock Award and Incentive Plan. These plans are further described in our annual report.

Performance-Based Award Provisions Used to Determine Executive Compensation

Under Code Section 162(m), the federal income tax deductibility of compensation paid to a covered employee (see below) may be limited if the compensation exceeds $1 million in any one year. However, the Company may be able to deduct compensation in excess of $1 million if it qualifies the awards as "performance-based compensation" as defined in Section 162(m) of the Code.

A vote to approve the Plan will also be a vote to approve the material terms of the Plan for purposes of exempting performance-based compensation from the $1 million deductibility limits under Code Section I62(m) for the Chief Executive Officer and our three other most highly compensated executive officers as of the last day of the taxable year, other than the Chief Financial Officer.

If our shareholders vote to approve the performance-award provisions used to determine executive compensation under the Plan, awards intended to qualify as performance-based compensation under Section 162(m) should be fully deductible by the Company. The material terms that must be approved by the shareholders include (a) the employees eligible to receive awards under the Plan (as described in "Eligibility" section below); (b) the performance criteria on which the performance goal may be based (as listed in the "Performance Compensation Awards" section below); and (c) the maximum awards that may be made to any individual participant under the Plan for any year (as described under "Share Reserve" section below).

If shareholders do not approve the Plan, the Previous Plan will remain in place, and we will continue to be able to make awards under the Plan. However, in that case, future awards to covered employees under the Plan would only qualify as performance-based compensation for purposes of Section 162(m) of the Code to the extent the approval window for the performance criteria remains valid (i.e., performance criteria are generally subject to approval by shareholders every five years. To the extent the Plan is not approved, and the approval window for the performance criteria expires, all compensation resulting from future awards to covered employees under the Plan would be subject to the annual $1 million limitation on deductibility imposed by Section I62(m).

The Plan does not, by itself, authorize any payments or the issuance of any shares or any award, as we make actual awards under our individual long-term and short-term variable compensation plans. The future awards that we will make to eligible participants under the Plan are subject to the discretion of the Compensation Committee and, therefore, cannot be determined with certainty at this time.

Subject to the Plan's terms regarding adjustments. Section 5 of the Plan provides that no more than 250,000 shares of Common Stock may be earned in respect of Performance Compensation Awards denominated in shares of Common Stock granted pursuant to Section 11 of the Plan to any single Participant for a single calendar year during a Performance Period, or in the event such Performance Compensation Award is paid in cash, other securities, other Awards or other property, no more than the Fair Market Value of 250,000 shares of Common Stock on the last day of the Performance Period to which such Award relates, and the maximum amount that can be paid to any single Participant in any one calendar year pursuant to a cash compensation opportunity Award described in Section 11(a) of the Plan shall be $15,000,000. In addition, Section 11 designates performance measures, performance goals and the criteria on which awards shall be based in order to determine whether awards are earned. We have designed those criteria intended to comply with the regulations under Section 162(m) of the Code regarding deductibility of awards earned by and paid to covered employees. We selected the criteria listed in Section 11 so that a third party, having knowledge of the relevant facts, could objectively determine whether the performance goals have been met. Please refer to the full text of Section 11 of the Plan in Annex B for a detailed description of such criteria. They include various measures of financial performance by the Company and other objectively measurable goals relating to customer satisfaction, employee goals, and other events.

We provide a summary description of the Plan below.

Description of the 2017 Stock Award and Incentive Plan

Set forth below is a summary of the material features of the 2017 Stock Award and Incentive Plan. The Plan is set forth in its entirety as Annex B to this Proxy Statement, and all descriptions of the Plan contained in this Proposal 4 are qualified by reference to Annex B.

Purpose

The purpose of the Plan is to provide a means through which the Company may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors of the Company can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of common stock, to motivate such persons to achieve long-term Company goals and to more closely align their interests with those of the Company's shareholders.

Types of Stock Awards

The Plan provides for the granting of restricted stock and restricted stock units (*RSUs*), performance compensation awards, deferred stock awards, and other stock-based awards. The Plan also provides for the granting of stock options, including "incentive stock options" (*ISOs*) within the meaning of Section 422 of the Code and non-qualified stock options. Options granted under the Plan may be accompanied by stock appreciation rights. Stock appreciation rights (*SARs*) may also be granted independently of options. An award agreement setting forth terms and conditions evidences each equity award.

Share Reserve

Subject to the Plan's adjustment provisions, the Compensation Committee is authorized to deliver under the Plan 1,100,000 shares of Common Stock plus the number of shares available for new awards under the Previous Plan calculated immediately prior to the Effective Date, subject to the individual participant's limits discussed above.

Eligibility

We may make discretionary grants of awards under the Plan to any (i) employee, director or consultant or advisor of the Company or its direct and indirect subsidiaries and affiliates who the Compensation Committee determines to be eligible for participation in the Plan and (ii) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment, consultancy or service from the Company or its affiliates. ISOs, however, may only be granted to employees of the Company and its affiliates.

Plan Administration.

The Compensation Committee shall administer the Plan. If a Compensation Committee member shall fail to qualify as an eligible director, such failure shall not invalidate any award granted by the Compensation Committee that is otherwise validly granted under the Plan, unless invalidation is required by applicable law or securities exchange requirement. Unless otherwise expressly provided in the applicable charter or bylaws, the acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Compensation Committee shall be deemed the acts of the Compensation Committee.

Subject to the provisions of the Plan (including delegation of authority) and applicable law, the Compensation Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Compensation Committee by the Plan, to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with awards; (iv) determine the terms and conditions of any award and award agreement; (v) determine whether, to what extent, and under what circumstances awards may be settled, adjusted, or exercised in cash, shares of Common Stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other awards or other property and other amounts payable with respect to an award shall be deferred either automatically or at the election of the participant or of the Compensation Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards; and (x) make any other determination, and take any other action, that the Compensation Committee deems necessary or desirable for the administration of the Plan.

Director Compensation. No non-employee director shall receive total compensation exceeding $750,000 for any fiscal year, which shall be inclusive of (i) the aggregate grant date value (calculated by multiplying the fair market value of a share of Common Stock on the date of grant by the aggregate number of shares subject to such award) of any awards granted during any fiscal year and (ii) cash. Such applicable limit will include the value of any stock awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash based payments.

No Repricing without Shareholder Approval. The Compensation Committee may not take any other action with respect to an option or SAR what is considered a "repricing" for purposes of the shareholder approval rules of the applicable securities exchange on which the Common Stock is listed.

Liberal Share Recycling. Each share of Common Stock underlying an outstanding option under the Plan or Previous Plan shall reduce the available shares by one (1) share. A number equal to the greater of each share available to be delivered upon exercise of a SAR and the number of shares underlying a SAR under the Plan or Previous Plan shall reduce the available shares by one (1) share, other than a SAR that, by its terms, from and after the date of grant thereof is payable only in cash, in which case the available shares shall not be reduced. Each share of Common Stock delivered pursuant to, or otherwise underlying, an award under the Plan or Previous Plan other than an option, SAR or substitute award, shall reduce the available shares by one (1) share. Use of shares of Common Stock to pay the required exercise price or tax obligations shall not be available again for other awards under the Plan. Shares underlying awards under the Plan or the Previous Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under the Plan. Shares repurchased by the Company with proceeds received from the exercise of an option issued under the Plan or the Previous Plan, or shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an award, in either instance, shall not be added back or available for grant hereunder.

Options.   All options granted under the Plan shall be Nonqualified Stock Options unless the applicable award agreement expressly states that the option is intended to be an Incentive Stock Option (***ISO***). ISOs shall be granted only to Eligible Persons who are employees of the Company and its affiliates, and no ISO shall be granted to any eligible person who is ineligible to receive an ISO under the Code. The exercise price per share of Common Stock for each option shall not be less than 100% of the fair market value of such share on the date of grant; provided, however, that, in the case of an ISO granted to an employee who, at the time of the grant of such option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any affiliate, the exercise price per share shall not be less than 110% of the fair market value per share on the date of grant. The exercise price shall be payable (i) in cash, check, cash equivalent and/or shares of Common Stock having a fair market value on the date of exercise equal to the exercise price; provided, that such shares of Common Stock are not subject to any pledge or other security interest and are held for the applicable period as determined by the Company's auditors to avoid adverse accounting charges; and (ii) by such other method as the Compensation Committee may permit in accordance with applicable law, in its sole discretion, including: (A) in other property having a fair market value on the date of exercise equal to the exercise price; or (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted ''cashless exercise'' pursuant to which the Company is delivered a copy of irrevocable instructions to a broker to sell the shares of Common Stock otherwise deliverable upon the exercise of the option and to deliver promptly to the Company an amount equal to the exercise price or (C) by a ''net exercise'' method whereby the Company withholds from the delivery of the shares of Common Stock for which the option was exercised that number of shares of Common Stock having a fair market value equal to the aggregate exercise price for the shares of Common Stock for which the option was exercised. Options shall vest and become exercisable in such manner and on such date and dates, and expire after such period not to exceed ten years, in each case, as may be determined by the Compensation Committee and as set forth in the applicable award agreement. With respect to an ISO, the option period shall not exceed five years from the date of grant for a participant who on the grant date owns shares representing more than 10% of the voting power of all classes of shares of the company or any affiliate. Unless otherwise provided by the Compensation Committee in an award agreement, the unvested portion of an option shall expire upon termination of employment or service of the participant granted the option without consideration therefor, and the vested portion of such option shall remain exercisable for (A) one year following termination of employment or service by reason of such participant's death or disability, but not later than the expiration of the option period or (B) ninety (90) days following termination of employment or service for any reason other than such participant's death or disability, and other than such participant's termination of employment or service for cause, but not later than the expiration of the option period and (ii) both the unvested and the vested portion of an option shall automatically expire upon the termination of the participant's employment or service by the Company for cause without consideration therefor.

SARs.   SARs may be granted under the Plan. SARs allow the participant to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Any stock option granted under the Plan may include tandem SARs. The Compensation Committee may also award SARs independent of any stock option grant. Subject to the provisions of the Plan, the Compensation Committee determines the terms of SARs, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof. The specific terms will be set forth in an award agreement.

Restricted Stock and RSUs.   Restricted stock and RSUs may be granted under the Plan. Restricted stock is a grant of shares of our Common Stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Compensation Committee. Restricted stock units (''RSUs'') are unfunded and unsecured promises to deliver shares of Common Stock, cash, or other securities or other property, subject to certain conditions under the Plan. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the Compensation Committee and/or continued service. The Compensation Committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock generally will have voting rights with respect to such shares upon grant without regard to vesting, unless the Compensation Committee provides otherwise. Shares that do not vest for any reason will be forfeited by the participant and will revert to the Company. The specific terms will be set forth in an award agreement. Dividends and other distributions will be credited with respect to restricted shares and will be distributed only if when, and to the extent, the related restricted shares vest. Dividends and other distributions credited with respect to any shares that do not vest will be forfeited.

Other Stock-Based Awards. Other stock-based awards may be granted under the Plan. The Compensation Committee may issue unrestricted shares of Common Stock, or other awards denominated in shares of Common Stock, whether restricted or unrestricted and whether current or deferred, under the Plan to eligible persons, either alone or in tandem with other awards, in such amounts as the Compensation Committee shall from time to time in its sole discretion determine. Each other stock-based award granted under the Plan shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable award agreement

Performance Compensation Awards. Performance compensation awards may be granted under the Plan. The Compensation Committee shall have the authority, at the time of grant of any award to designate such award as a performance compensation award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The Compensation Committee shall also have the authority to make an award of a cash compensation opportunity to any participant and designate such award as a performance compensation award intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.

The performance criteria that will be used to establish the performance goal(s) shall be based on the attainment of specific levels of performance of the Company (and/or one or more affiliates, subsidiaries, divisions, reportable segments or operational units, or any combination of the foregoing) and shall include one or more of the following: (i) earnings (either in the aggregate or on a per-share basis, reflecting dilution of shares as the Compensation Committee deems appropriate and, if the Committee so determines, net of or including dividends) before or after interest and taxes or before or after interest, taxes, depreciation and amortization; (ii) gross or net revenue, or changes in annual revenues; (iii) cash flow (including, operating cash flow or net cash flow); (iv) financial return ratios; (v) total shareholder return, shareholder return based on growth measures or the attainment by the shares of a specified value for a specified period of time, share price or share price appreciation; (vi) earnings growth or growth in earnings per share; (vii) return measures (including, return or net return on assets, net assets, equity, capital or gross sales); (viii) adjusted pre-tax margin; (ix) pre-tax profits; (x) operating margins; (xi) operating profits; (xii) operating expenses; (xiii) net income, net operating income or adjusted net income; (xiv) growth in operating earnings or growth in earnings per share; (xv) market share or market penetration with respect to specific designated services or business segments and/or specific geographic areas; (xvi) aggregate service pricing and other service offering measures; (xvii) expense or cost levels, in each case, where applicable, determined either on a Company-wide basis or in respect of any one or more specified divisions; (xviii) reduction of losses, loss ratios or expense ratios; (xix) operating cost management; (xx) debt reduction; (xxi) productivity improvements;; (xxii) satisfaction of specified business expansion goals or goals relating to acquisitions or divestitures; (xxiii) customer satisfaction based on specified objective goals or a Company-sponsored customer survey; (xxiv) employee satisfaction based on specified objective goals or a Company-sponsored customer survey; (xxv) employee diversity goals; (xxvi) employee turnover; (xxvii) specified objective social goals; (xxviii) increase in brand value; (xxix) completion of defined annual brand enhancement objectives; (xxx) improvement in brand recognition studies; (xxxi) completion of defined annual succession planning objectives; or (xxxii) other strategic events that could alter the normal course of business, the description of which would disclose material competitive information.

Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of a participant and the Company (and/or one or more affiliates, subsidiaries, divisions, reportable segments or operational units, or any combination of the foregoing), as the Compensation Committee may deem appropriate, and any of the above performance criteria may be compared to the performance of a selected group of comparison companies or a published or special index that the Compensation Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. In the event that applicable tax and/or securities laws change to permit the Compensation Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such alterations, the Compensation Committee shall have sole discretion to make such alterations without obtaining shareholder approval. The Compensation Committee may adjust or modify the calculation of a performance goal for a performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization or restructuring programs; (v) items as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the Company's Annual Report on Form 10-K for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company's fiscal year.

Dividend Equivalents. No dividend equivalents shall be granted in connection with an Option or an SAR. Unless otherwise provided in an award agreement, each RSU shall include the right to receive dividend equivalents. Dividend equivalents will accumulate and be withheld until the applicable RSUs upon which the dividend equivalents are awarded vest and any dividend equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular RSU shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent payments then due. Upon the vesting and settlement of RSUs that include Dividend Equivalents, the dividend equivalents attributable to such RSUs shall expire automatically. Unless otherwise provided in an award agreement, each other stock based award shall include the right to receive dividend equivalents. Dividend equivalents will accumulate and be withheld until the applicable other stock based award upon which the dividend equivalents are awarded vest (if subject to vesting) and any dividend equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular other stock based award shall be distributed in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividend equivalent payments then due. Upon the vesting and settlement of other stock based awards that include dividend equivalents, the dividend equivalents attributable to such other stock based award shall expire automatically. The Committee may grant dividend equivalents in respect of Performance Compensation Awards. Unless otherwise provided in an award agreement, no Performance Compensation Award shall include the right to receive dividend equivalents. Any dividend equivalents granted in respect of Performance Compensation Awards will accumulate and be withheld until the applicable Performance Compensation Awards upon which the dividend equivalents are awarded vest and any dividend equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular Performance Compensation Awards shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividend equivalent payments then due. Upon the vesting and settlement of Performance Compensation Awards that include dividend equivalents, the dividend equivalents attributable to such Performance Compensation Awards shall expire automatically.

Deferred Stock. The Compensation Committee may permit a participant to elect, at such times and in accordance with the rules and procedures adopted by the Compensation Committee (and in accordance with Code Section 409A) to receive all or any portion of such participant's salary, bonus and/or retainer (in the case or a director), including any cash or share award (other than stock options and SARs), either in the form of a number of shares of deferred stock equal to the quotient of the amount of salary, bonus or other permissible category to be paid in the form of deferred stock divided by the fair market value of one share of Common Stock on the date such salary, bonus, retainer or other permissible award would otherwise be paid in cash or distributed in shares (and pursuant to such other terms and conditions as the Compensation Committee may determine). Except as otherwise provided in an award agreement, dividend equivalents will be credited on deferred stock. Deferred stock will be paid to the participant in the number of shares of Common Stock equal to the number of shares of deferred stock credited to the participant (with fractional shares paid in cash). The payment date will be specified in the applicable award agreement or deferral agreement (provided that such payment date is compliant with Code Section 409A).

Changes in Capital Structure and Similar Events. In the event of (i) any extraordinary dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including a Change in Control) that affects the shares of Common Stock; or (ii) unusual or nonrecurring events (including a Change in Control) affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including adjusting the number and terms of shares of Common Stock, providing for substitution or assumption of awards, and cancelling awards in connection with the Plan.

Effect of Change in Control. The Plan provides that if a Change in Control occurs and, during the two-year period immediately following the consummation of such change in control, a participant incurs an involuntary termination of service without cause, such participant shall be entitled to the following treatment with respect to his or her awards (as applicable): (A) each option and SAR that is at the time outstanding under the Plan shall become fully vested and exercisable with respect to all shares of Common Stock covered thereby; (B) the restricted period shall expire and restrictions applicable to all outstanding restricted stock awards and restricted stock units shall lapse and such awards shall become fully vested; and (C) the pro-rata portion of any performance compensation awards for any performance period that was in effect at the date of termination of service, calculated as to each such performance compensation award assuming that any performance goal will have been achieved (for the entire performance period) at the level of the actual results achieved, if available, or, if not available, then at the target level.

Clawback of Equity Awards. Notwithstanding any provision in the Plan or in any award agreement to the contrary, amounts payable or to be provided under the Plan shall be subject to claw-back or disgorgement, to the extent applicable, under the Company's compensation clawback and recoupment policies (or similar policies of general applicability), as in effect and as may be amended from time to time.

Plan Amendment, Termination. The Board has the authority to amend, suspend, or terminate the Plan provided such action does not materially and adversely affect the existing rights of any participant and, provided further, that certain amendments will require shareholder approval. The Plan will automatically terminate on the tenth anniversary of the Effective Date unless we terminate it sooner.

U.S. Federal Tax Aspects

The following is a brief summary of the current federal income tax consequences that generally apply with respect to awards that may be granted under the Plan and is based upon laws, regulations, rules and decisions now in effect, all of which are subject to change. The following summary is intended for general information only and does not purport to be a complete analysis of all of the potential tax effects of the Plan. This summary does not describe any foreign, state or local tax consequences, tax withholding requirements or various other rules that could apply to a particular individual or to the Company and its subsidiaries under certain circumstances (and references to Company in this section include the applicable subsidiary, if any). This summary is not intended or written to be used (and cannot be used by any taxpayer) to avoid penalties that may be imposed on a taxpayer. Tax implications may vary due to individual circumstances. Participants should consult their personal tax advisors about the tax consequences related to awards under the Plan. Tax consequences are not guaranteed.

Nonqualified Stock Options. The grant of nonqualified stock options generally should have no federal income tax consequences to the Company or the option holder. Upon the exercise of a nonqualified stock option, the option holder will recognize ordinary income equal to the excess of the fair market value of the acquired shares on the date of exercise over the exercise price paid for the shares. The Company generally will be allowed a federal income tax deduction equal to the same amount that the option holder recognizes as ordinary income. In the event of the disposition of the acquired shares of Common Stock, any additional gain or loss generally will be taxed to the option holder as either short-term or long-term capital gain or loss depending on how long the shares were held.

Incentive Stock Options. The grant and exercise of ISOs generally should have no federal income tax consequences to the Company. The grant and exercise of ISOs generally have no ordinary income tax consequences to the option holder. However, upon the exercise of an ISO, the option holder treats the excess of the fair market value on the date of exercise over the exercise price as an item of tax adjustment for alternative minimum tax purposes, which may result in alternative minimum tax liability.

If the option holder retains the shares of Common Stock acquired upon the exercise of an incentive stock option for at least two years following the grant date of the option and one year following exercise of the option, the subsequent disposition of such shares will ordinarily result in long-term capital gains or losses to the option holder equal to the difference between the amount realized on disposition of the shares and the exercise price. The Company will not be entitled to any deduction in such case. If the holding period requirements described above are not met, the option holder will recognize ordinary income upon disposition of the Common Stock equal to the excess of the fair market value of the shares on the date of exercise (or, if less, the sale price received on disposition of the shares) over the exercise price. The Company will be entitled to a corresponding tax deduction in the same amount. Any additional gain or loss realized by the option holder on the disposition of the Common Stock will be taxed as short-term or long-term capital gain or loss, as applicable.

Stock Appreciation Rights.   The grant of SARs generally has no federal income tax consequences to the Company or the recipient. Upon the exercise of SARs, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares of Common Stock received. The Company generally will be allowed a federal income tax deduction equal to the same amount that the recipient recognizes as ordinary income.

Restricted Stock.   The recipient of restricted stock normally will recognize ordinary income when the restrictions on the restricted stock lapse (i.e., at the time the restricted shares are no longer subject to a substantial risk of forfeiture or become transferable, whichever occurs first). However, a recipient instead may elect to recognize ordinary income at the time the restricted stock is granted by making an election under Section 83(b) of the Code within 30 days after the grant date. In either case, the recipient will recognize ordinary income equal to the fair market value of such shares of stock at the time the income is recognized (reduced by the amount, if any, the recipient paid for the stock) and the Company generally will be entitled to a corresponding tax deduction (subject to limitations under Section 162(m) of the Code). If the recipient subsequently disposes of the shares of Common Stock, any additional gain or loss should be eligible for short-term or long-term capital gain or loss tax treatment depending on how long the shares were held after the ordinary income was recognized. If a recipient makes an ''83(b) election'' and then forfeits the shares of Common Stock, the recipient normally will not be entitled to any tax deduction or refund with respect to the tax already paid.

Restricted Stock Units.   The grant of restricted stock units generally should have no federal income tax consequences to the Company or the recipient. When the restricted stock units vest and become payable, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares of Common Stock received. The Company generally will be allowed a federal income tax deduction equal to the same amount that the recipient recognizes as ordinary income (subject to limitations under Section 162(m) of the Code).

Deferred Stock Awards.   Deferred stock awards are designed to be compliant with Code Section 409A. The participant will generally recognize ordinary income at the time the Company settles the participant's deferred stock account (or portion thereof). The Company will generally be a allow a federal income tax deduction equal to the same amount that the recipient receives as ordinary income (subject to the limitations under Section 162(m) of the Code).

Dividend Equivalent Rights.   No taxable income should be recognized upon receipt of a dividend equivalent right award. A participant will recognize ordinary income in the year in which a dividend or distribution, whether in cash, securities or other property, is paid on an unrestricted basis to the participant. The amount of that income will be equal to the fair market value of the cash, securities or other property received. The Company will generally be entitled to an income tax deduction equal to the amount of the ordinary income recognized by the participant of the dividend equivalent right award at the time the dividend or distribution is paid to such participant. That deduction will generally be taken for the taxable year in which such ordinary income is recognized.

Other Stock Awards.   The federal income tax consequences of other stock awards will depend on the form of such awards.

Code Section 162(m)

Code section 162(m) imposes an annual $1,000,000 limit on the tax deduction allowable for compensation paid in any one year to a ''covered employee'' of the Company, with an exception for compensation that constitutes so-called ''performance-based'' compensation. For purposes of Code Section 162(m), covered employees include the chief executive officer and our three other most highly compensated executive officers as of the last day of the taxable year, other than the chief financial officer. To qualify as performance-based compensation, performance goals must be determined by a committee consisting solely of two or more outside directors, the material terms of the performance-based compensation must be disclosed to and approved in advance by the Company's shareholders, and before any payment of performance-based compensation is made, the committee must certify that the performance goals and other material terms were in fact satisfied. For grants other than stock options and SARs to qualify as performance-based compensation, the granting, issuance, vesting, or retention of the grant must be contingent upon satisfying one or more performance criteria. Stock options and SARs may be treated as performance-based compensation if the exercise price is at least equal to the fair market value of the stock on the grant date and if the plan states the maximum number of shares acquirable under options or SARs granted to any one individual in any single year.

Code Sections 280G and 4999

Code Sections 280G and 4999 impose penalties on persons who pay and persons who receive so-called excess parachute payments. A parachute payment is the value of any amount that is paid to Company officers (or other disqualified individuals) on aumunt of a change in control. If total parachute payments from all sources including but not limited to stock-based compensation plans — equal or exceed three times an officer's (or other disqualified individuals') base amount, meaning his or her five-year average taxable compensation, a portion of the parachute payments above one times the base amount will constitute an excess parachute payment. Because of Code section 4999, the officer (or other disqualified individual) must pay an excise tax equal to 20% of the total excess parachute payments. This tax is in addition to other federal, state, and local income, wage, and employment taxes imposed on the individual's change-in-control payments. Moreover, because of Section 280G, the company paying the compensation is unable to deduct the excess parachute payment.

Benefits to which participants are entitled under the Plan and associated award agreements could constitute parachute payments under sections 280G and 4999 if a change in control of the Company occurs. If this happens, the value of each participant's parachute payment arising under the Plan must be combined with other parachute payments the same participant may be entitled to receive under other aereements or plans with the Company or a related entity, such as an employment agreement or a severance agreement.

Code Section 409A

Code Section 409A provides requirements for certain nonqualified deferred compensation arrangements. If applicable, Code Section 409A also imposes penalties (including an additional 20% tax) on the recipient of deferred compensation in the event such compensation fails to comply with Section 409A of the Code. Unless otherwise provided by the Compensation Committee, awards granted under the Plan generally are intended to either comply with or meet the requirements for an exemption from Section 409A of the Code. The Company does not guarantee to any participant that the Plan or any award granted under the Plan complies with or is exempt from Section 409A of the Code, and the Company will not have any liability to, or obligation to indemnify or hold harmless any individual with respect to any tax consequences that arise from any such failure to comply with or meet an exemption under Section 409A of the Code.

Proposal 5

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed the firm of KPMG LLP as JLL's independent registered public accounting firm for 2017. A proposal to ratify this appointment will be presented at the 2017 Annual Meeting. We are asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2017.

The Board unanimously recommends you vote FOR ratification of such appointment.

The Audit Committee retains the right to appoint a substitute independent registered public accounting firm at any time during 2017 for any reason whatsoever.

PROXY DISTRIBUTION AND SOLICITATION EXPENSE

JLL is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. If you choose to access any proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

We have hired Broadridge Investor Communications Solutions, Inc. to assist us in the distribution of our proxy materials (but not for the solicitation of proxy votes). We will pay Broadridge customary fees, costs and expenses for these services.

We have hired D.F. King & Co., Inc. to assist us in the solicitation of votes. We will pay D.F. King a fee of $9,500 plus customary costs and expenses for their services. We have agreed to indemnify D.F. King against certain liabilities arising out of or in connection with their services.

Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

ANNEX A

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

Year Ended December 31, 2016 compared with Year Ended December 31, 2015

	Year Ended December 31,		Change in U.S. dollars		% Change in Local Currency
($ in millions)	2016	2015			
Revenue					
Real Estate Services:					
Leasing	**$1,759.2**	1,669.2	**90.0**	**5%**	**7%**
Capital Markets & Hotels	**972.1**	956.9	**15.2**	**2**	**4**
Capital Markets & Hotels Fee Revenue	***948.6***	*957.7*	***(9.1)***	***(1)***	***2***
Property & Facility Management	**1,902.5**	1,550.6	**351.9**	**23**	**29**
Property & Facility Management Fee Revenue	***1,434.0***	*1,121.4*	***312.6***	***28***	***33***
Project & Development Services	**1,195.2**	882.1	**313.1**	**35**	**40**
Project & Development Services Fee Revenue	***640.2***	*510.0*	***130.2***	***26***	***28***
Advisory, Consulting and Other	**567.0**	509.9	**57.1**	**11**	**15**
LaSalle	**407.8**	397.0	**10.8**	**3**	**3**
Total revenue	**$6,803.8**	5,965.7	**838.1**	**14%**	**17%**
Gross contract costs	**1,023.5**	801.3	**222.2**	**28**	**34**
Net non-cash MSR and mortgage banking derivative activity	**23.5**	(0.8)	**24.3**	**n.m.**	**n.m.**
Total fee revenue	**$5,756.8**	5,165.2	**591.6**	**11%**	**14%**
Compensation, operating and administrative expenses excluding gross contract costs	**5,129.4**	4,492.4	**637.0**	**14**	**17**
Gross contract costs	**1,023.5**	801.3	**222.2**	**28**	**34**
Depreciation and amortization	**141.8**	108.1	**33.7**	**31**	**35**
Restructuring and acquisition charges	**68.5**	34.1	**34.4**	**n.m.**	**n.m.**
Total operating expenses	**$6,363.2**	5,435.9	**927.3**	**17%**	**21%**
Operating income	**$ 440.6**	529.8	**(89.2)**	**(17)%**	**(19)%**
Adjusted EBITDA	**$ 657.9**	742.3	**(84.4)**	**(11)%**	**(12)%**

n.m. — not meaningful

Adjusted EBITDA attributable to common shareholders ("Adjusted EBITDA") represents EBITDA further adjusted for items we do not consider directly indicative of our ongoing performance in the context of certain performance measures, including Restructuring and acquisition charges and Net non-cash mortgage servicing rights (***MSR***) and mortgage banking derivative activity. Net non-cash MSR and mortgage banking derivative activity consists of the balances presented within Revenue composed of (a) derivative gains/losses resulting from mortgage banking loan commitment activity and (b) the gains we recognized in conjunction with the origination and sale of mortgage loans with retention of servicing rights, offset by (c) the amortization of the corresponding MSR intangible assets generated upon such gain recognition over the

estimated period during which we project net servicing income will be received. We calculate non-cash derivative gains/losses resulting from mortgage banking loan commitment activity as the change in estimated fair value of loan commitments, primarily represented by the estimated net cash flows associated with future servicing rights. We calculate such gains and the corresponding MSR intangible assets as the present value of estimated cash flows over the estimated mortgage servicing periods.

Although EBITDA and Adjusted EBITDA are non-GAAP financial measures, they are used extensively by management in normal business operations to develop budgets and forecasts as well as measure and reward performance against those budgets and forecasts, exclusive of the impact from capital expenditures, reflected through depreciation expense, along with other components of our capital structure. EBITDA and Adjusted EBITDA are believed to be useful to investors and other external stakeholders as supplemental measures of performance and are used in the calculation of certain covenants related to our revolving credit facility. However, these measures should not be considered alternatives to net income determined in accordance with U.S. GAAP. Any measure that eliminates components of a company's capital and investment structure as well as costs associated with operations has limitations as a performance measure. In light of these limitations, management also considers results determined in accordance with U.S. GAAP and does not solely rely on EBITDA and Adjusted EBITDA. Because EBITDA and Adjusted EBITDA are not calculated under U.S. GAAP, our measures may not be comparable to similarly titled measures used by other companies.

Gross contract costs, which are managed on certain client assignments in the Property & Facility Management and Project & Development Services service lines, are presented on a gross basis in both revenue and operating expenses, consistent with U.S. GAAP. Gross contract costs and net non-cash MSR and mortgage banking derivative activity are excluded from revenue in determining "fee revenue." Gross contract costs are excluded from operating expenses in determining "fee-based operating expenses." Excluding gross contract costs from both fee revenue and fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and, accordingly, is believed to be useful to investors and other external stakeholders for evaluating performance. Excluding net non-cash MSR and mortgage banking derivative activity in determining fee revenue is useful to investors and other external stakeholders for evaluating performance because the activity is non-cash in nature and reflects how we manage and evaluate performance. However, fee revenue and fee-based operating expenses should not be considered alternatives to revenue and operating expenses, respectively, determined in accordance with U.S. GAAP. Because fee revenue and fee-based operating expenses are not calculated under U.S. GAAP, our measures may not be comparable to similarly titled measures used by other companies.

Below are the reconciliation of revenue and operating expenses to fee revenue and fee-based operating expenses.

($ in millions)	Year Ended December 31,	
	2016	2015
Revenue	$ 6,803.8	5,965.7
Gross contract costs	(1,023.5)	(801.3)
Net non-cash MSR and mortgage banking derivative activity	(23.5)	0.8
Fee revenue	$ 5,756.8	5,165.2
Operating expenses	$ 6,363.2	5,435.9
Gross contract costs	(1,023.5)	(801.3)
Fee-based operating expenses	$ 5,339.7	4,634.6
Operating income	$ 440.6	529.8

Net income margin attributable to common shareholders is calculated by dividing Net income attributable to common shareholders by Total revenue. Adjusted EBITDA margin, calculated on a local currency basis, is calculated by dividing Adjusted EBITDA by fee revenue. Below is (a) a reconciliation of Net income attributable to common shareholders to EBITDA and Adjusted EBITDA and (b) the Adjusted EBITDA margin (on a fee revenue basis):

($ in millions)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income attributable to common shareholders	**$317.8**	438.4
Add:		
Interest expense, net of interest income	**45.3**	28.1
Provision for income taxes	**108.0**	132.8
Depreciation and amortization	**141.8**	108.1
EBITDA	**$612.9**	707.4
Add:		
Restructuring and acquisition charges	**68.5**	34.1
Net non-cash MSR and mortgage banking derivative activity	**(23.5)**	0.8
Adjusted EBITDA	**$657.9**	742.3
Net income margin attributable to common shareholders	**4.7%**	7.3
Adjusted EBITDA margin	**11.1%**	14.4

Operating Results — Local Currency

In discussing our operating results, unless otherwise noted, we report percentage changes and Adjusted EBITDA margins in local currency. Such amounts presented on a local currency basis are calculated by translating the current period results of our foreign operations to U.S. dollars using the foreign currency exchange rates from the comparative period. We believe this methodology provides a framework for assessing our performance and operations excluding the effect of foreign currency fluctuations. Because amounts presented on a local currency basis are not calculated under U.S. GAAP, they may not be comparable to similarly titled measures used by other companies. The following table reflects the reconciliation to local currency amounts for consolidated revenue, consolidated fee revenue, consolidated operating income, and consolidated Adjusted EBITDA.

($ in millions)	Year Ended December 31, 2016	% Change
Revenue:		
At current period exchange rates	**$6,803.8**	**14%**
Impact of change in exchange rates	**198.1**	**n/a**
At comparative period exchange rates	**$7,001.9**	**17%**
Fee Revenue:		
At current period exchange rates	**$5,756.8**	**11%**
Impact of change in exchange rates	**143.9**	**n/a**
At comparative period exchange rates	**$5,900.7**	**14%**
Operating Income:		
At current period exchange rates	**$ 440.6**	**(17)%**
Impact of change in exchange rates	**(8.9)**	**n/a**
At comparative period exchange rates	**$ 431.7**	**(19)%**
Adjusted EBITDA:		
At current period exchange rates	**$ 657.9**	**(11)%**
Impact of change in exchange rates	**(5.1)**	**n/a**
At comparative period exchange rates	**$ 652.8**	**(12)%**

For purposes of the CD&A, below is a reconciliation of Net income attributable to common shareholders to EBITDA and AIP Adjusted EBITDA

($ in millions)	Year ended December 31, 2016
Net income attributable to common shareholders	**$317.8**
Add:	
Interest expense, net of interest income	**45.3**
Provision for income taxes	**108.0**
Depreciation and amortization	**141.8**
EBITDA	**$612.9**
Add:	
Qualifying restructuring and acquisition charges[1]	**40.7**
Net non-cash MSR and mortgage banking derivative activity	**(23.5)**
Adjusted Global EBITDA	**$630.1**

---

(1) Represents a portion of the $68.5 million total Restructuring and acquisition charges for the year ended December 31, 2016 which the Compensation Committee adds back in the calculation.

ANNEX B — STOCK AWARD AND INCENTIVE PLAN

Jones Lang LaSalle Incorporated
2017 Stock Award and Incentive Plan

, 2017

Table of Contents

Jones Lang LaSalle Incorporated has previously established a 1997 Stock Award and Incentive Plan, as amended (the "*1997 Plan*"), and a Stock Compensation Program, as amended (the "*Stock Compensation Program*"). The 1997 Plan and the Stock Compensation Program are referred to herein collectively as the "*Former Plans*." Each of the Former Plans has been authorized by the Company's Board of Directors and approved by the Company's shareholders.

In order to facilitate the efficient administration of the Former Plans and the awards granted thereunder, the Company's Board of Directors has previously authorized the amendment and restatement of each of the Former Plans in order to combine the Former Plans into a single plan. The Former Plans, as so combined and as subsequently amended and restated as of each of the prior effective dates of April 15, 2012 and July 15, 2015, are referred to herein as the "*Previous Plan*."

The Board of Directors has determined that it is in the Company's best interests to adopt this Jones Lang LaSalle Incorporated 2017 Stock Award and Incentive Plan (the "*Plan*") in order to make certain changes that reflect best practices in executive compensation. The Plan shall be effective as of the Effective Date. As of the Effective Date, no awards shall be made under the Former Plans. The Former Plans shall remain in effect, as applicable, for so long as awards thereunder remain outstanding. All awards granted pursuant to an Award Agreement under, and elections made pursuant to, the Former Plans prior to the Effective Date shall remain in full force and effect in accordance with their terms and shall be administered in accordance with the terms and conditions of the Former Plans, as applicable.

1. *Purpose*.   The purpose of the Plan is to provide a means through which the Company or its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company or its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Stock, to motivate such persons to achieve long-term Company goals and to more closely align their interests with those of the Company's shareholders. Unless and until approved by the shareholders of Jones Lang LaSalle Incorporated, no shares of Common Stock shall be issued and no cash payments shall be made under the Plan.

2. *Definitions*.   The following definitions shall be applicable throughout the Plan:

(a) "*Affiliate*" means (i) any direct or indirect Subsidiary of the Company or (ii) any other entity that, at the time of granting of an Award, is controlled by the Company and in which the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock (or equivalent equity-type security) of such entity; provided, that, with respect to Incentive Stock Options, the term shall only mean "subsidiary corporation" as defined in Section 424(f) of the Code; further, provided, that, with respect to the award of any "stock right" within the meaning of Section 409A of the Code, such affiliate must qualify as a "service recipient" within the meaning of Section 409A of the Code, to the extent applicable, and in applying Section 1563(a)(1), (2) and (3) of the Code for purposes of determining a controlled group of corporations under Section 414(b) of the Code and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Section 414(c) of the Code, the language "at least 50 percent" (or, where legitimate business criteria exist as determined by the Committee, "at least 20 percent") is used instead of "at least 80 percent."

(b) "*Award*" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Stock-Based Award, Dividend Equivalent Award, Deferred Stock Award, or Performance Compensation Award granted under the Plan.

(c) "*Award Agreement*" means any written agreement, contract or other instrument or document evidencing an Award.

(d) "*Board*" means the Board of Directors of the Company.

(e) *"Cause"* means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having "cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement or similar services agreement between the Participant and the Company or an Affiliate in effect at the time of such termination, or (ii) in the absence of any such employment, consulting or similar services agreement (or the absence of any definition of "Cause" contained therein), the definition established for such term in an Award Agreement for such Award. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(f) "Change in Control" means a change in control of the Company which will be deemed to have occurred if:

(i) any "person," as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (A) the Company or any of its subsidiaries, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, (D) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Stock, or (E) any person or group as used in Rule 13d-1(b) under the Exchange Act, is or becomes the Beneficial Owner, as such term is defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 50% or more of the combined voting power of the Company's then outstanding securities;

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than (A) a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii), or (iv) of this Section 2(f) or (B) other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (⅔) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, at least 75% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (as defined above) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 25% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect) other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 75% of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding anything herein to the contrary, in any circumstance in which the definition of "Change in Control" under this Plan would otherwise be operative and with respect to which the additional tax under Section 409A of the Code would apply or be imposed, but where such tax would not apply or be imposed if the meaning of the term "Change in Control" met the requirements of Section 409A(a)(2)(A)(v) of the Code, then the term "Change in Control" herein shall mean, but only for the transaction, event or circumstance so affected and the item of income with respect to which the additional tax under Section 409A of the Code would otherwise be imposed, a transaction, event or circumstance that is both (x) described in the preceding provisions of this definition, and (y) a "change in control event" within the meaning of Treasury Regulations Section 1.409A-3(i)(5).

(g) "*Code*" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other binding interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(h) "*Committee*" means the Compensation Committee of the Board, as constituted from time to time, or a subcommittee thereof appointed for purposes of the Plan, or if no such committee or subcommittee shall be in existence at any relevant time, the term "Committee" for purposes of the Plan shall mean the Board; provided, however, that during any time that the Common Stock is publicly traded, the Committee shall be a committee of the Board consisting solely of two or more Eligible Directors as necessary in each case to satisfy the requirements of Section 162(m) of the Code and Rule 16b-3 under the Exchange Act with respect to Awards granted under the Plan; provided, further, that, if the Committee includes individuals who are not Eligible Directors then, to the extent permitted under applicable law and with respect to determinations made or to be made by it which are not otherwise delegated pursuant to the Plan, the Committee shall be deemed a subcommittee of only those individuals that constitute Eligible Directors, and those individuals who are not Eligible Directors shall be deemed excluded from the Committee.

(i) "*Common Stock*" means the Common Stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(j) "*Company*" means Jones Lang LaSalle Incorporated, a corporation organized under the laws of the State of Maryland, or any successor corporation.

(k) "*Data*" has the meaning set forth in Section 15(bb).

(l) "*Date of Grant*" means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization; provided, for purposes of Sections 422 and 409A of the Code, as applicable, Date of Grant shall mean the date of grant determined in accordance with the requirements of Sections 422 and 409A of the Code, as applicable.

(m) "*Deferral Account*" has the meaning set forth in Section 12(d).

(n) "*Deferral Election*" has the meaning set forth in Section 12(c).

(o) "*Deferred Compensation Award*" means an Award that is subject to Code Section 409A.

(p) "*Deferred Stock*" means a right to receive payment in the form of shares of Common Stock (or measured by the value of shares) at the end of a specified deferral period.

(q) "*Disability*" or "*Total and Permanent Disability*" means (except as otherwise expressly provided in the Participant's Award Agreement or, in the case of an Incentive Stock Option, in which case Disability shall have the definition in Section 22(e)(3) of the Code) a disability qualifying the Participant to receive benefits under the applicable total and permanent disability income plan provided by the Company or the subsidiary of the Company which employs the Participant. Notwithstanding anything herein to the contrary, in any circumstance in which the definition of "Disability" under this Plan would otherwise be operative and with respect to which the additional tax under Section 409A of the Code would apply or be imposed, but where such tax would not apply or be imposed if the meaning of the term "Disability" met the requirements of Section 409A(a)(2)(A)(ii) of the Code, then the term "Disability" herein shall mean, but only for the circumstances so affected and the item of income with respect to which the additional tax under Section 409A of the Code would otherwise be imposed, a "disability" within the meaning of Treasury Regulations Section 1.409A-3(i)(4).

(r) "*Dividend Equivalent*" means any right in respect of an Award to receive payments equal to dividends or property, if and when paid or distributed or, as applicable, following a period of vesting or restriction in accordance with the terms of the Plan, on shares of Common Stock.

(s) "*Effective Date*" means the date the Plan is approved by shareholders.

(t) "*Eligible Director*" means a person who is (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an "outside director" within the meaning of Section 162(m) of the Code.

(u) "*Eligible Person*" means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment, consultancy or service from the Company or any of its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(v) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(w) "*Exercise Price*" has the meaning given such term in Section 7(b) of the Plan.

(x) "*Fair Market Value*" means, as of any date, the fair market value of Common Stock or other property determined by such methods or procedures as shall be established from time to time by the Committee. Unless otherwise determined by the Committee in good faith or otherwise permitted by the Plan (including with respect to Substitute Awards), the closing price of a share of Common Stock as reported on the principal securities exchange or market on which the Common Stock is then listed or principally traded. If the relevant date does not fall on a day on which the Common Stock has traded on such securities exchange or market, the date on which the Fair Market Value shall be established shall be the last day on which the Common Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee in its discretion. To the extent applicable as determined by the Committee, Fair Market Value will be determined in accordance with Code Section 409A.

(y) "*Former Plans*" has the meaning ascribed it in the preamble hereto.

(z) "*Immediate Family Members*" has the meaning set forth in Section 15(c).

(aa) "*Incentive Stock Option*" means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan and Section 422 of the Code.

(bb) "*Negative Discretion*" means the discretion authorized by the Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(cc) "*Nonqualified Stock Option*" means an Option that is not designated by the Committee, or which does not qualify, as an Incentive Stock Option.

(dd) "*Officer*" means a person who is an "officer" of the Company or any Affiliate within the meaning of Section 16 of the Exchange Act (whether or not the Company is subject to the requirements of the Exchange Act).

(ee) "*Option*" means an Award granted under Section 7 of the Plan.

(ff) "*Option Period*" has the meaning given such term in Section 7(c) of the Plan.

(gg) "*Other Stock-Based Award*" means an Award granted under Section 10 of the Plan.

(hh) "*Participant*" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(ii) "*Performance Compensation Award*" means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan, which, for the avoidance of doubt, could include performance units, performance-based shares and other equity and non-equity performance-based awards.

(jj) "*Performance Criteria*" means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.

(kk) "*Performance Formula*" means, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(ll) "*Performance Goals*" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(mm) "*Performance Period*" means the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Compensation Award.

(nn) "*Permitted Transferee*" has the meaning set forth in Section 15(c) of the Plan.

(oo) "*Person*" means any individual or entity, including a corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated association, government or governmental agency or authority.

(pp) "*Plan*" means this Jones Lang LaSalle Incorporated 2017 Stock Award and Incentive Plan, as amended from time to time.

(qq) "*Previous Plan*" has the meaning ascribed it in the preamble hereto.

(rr) "*Restricted Period*" means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(ss) "*Restricted Stock Unit*" means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (including a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(tt) "*Restricted Stock*" means shares of Common Stock, subject to certain specified restrictions (including a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(uu) "*Retirement*" means, in each of the cases set forth below, the following:

(i) Grants On or After the Effective Date to Employees Hired Prior to January 1, 2015. Effective for all Awards made on or after the Effective Date to Participants who were hired prior to January 1, 2015, the standard definition of "Retirement" for purposes of each such Award shall mean the termination of employment when any one of the following conditions has been met:

(A) For such Participants who were 52 years old on January 1, 2015, (1) being at least fifty-five (55) years old with at least ten (10) years of service to the Company and its Affiliates, (2) being at least fifty-five (55) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable.

(B) For such Participants who were 48 years old or older but younger than 52 years old on January 1, 2015, (1) being at least fifty-seven (57) years old with at least eight (8) years of service to the Company and its Affiliates, (2) being at least fifty-seven (57) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable.

(C) For such Participants who were younger than 48 years old on January 1, 2015, (1) being at least sixty (60) years old with at least five (5) years of service to the Company and its Affiliates, (2) being at least sixty (60) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable.

(ii) Grants On or After the Effective Date to Employees Hired On or After January 1, 2015. Effective for all Awards made to Participants hired on or after January 1, 2015, the standard definition of "Retirement" for purposes of each such Award shall mean the termination of employment when any one of the following conditions has been met: (1) being at least sixty (60) years old with at least five (5) years of service to the Company and its Affiliates, (2) being at least sixty (60) years old and having any combination of age plus years of service to the Company and its Affiliates equal to at least sixty-five (65) or (3) attainment of the statutory retirement age as defined within the country of the Participant's residence or citizenship, as applicable. In the case of a Participant who was previously employed by the Company and was re-hired on or after January 1, 2015, prior service will be recognized and he or she will be covered by clause (i) above depending on his or her age on January 1, 2015. In the case of a Participant who becomes employed by the Company as the result of a merger or acquisition, the definition of "Retirement" shall be governed by the applicable contractual documentation related to the transaction, but in the absence thereof then prior service will be recognized and he or she will be covered by clause (i) above depending on his or her age on January 1, 2015.

In addition, in the cases of each of clauses (i) and (ii) above, (1) the Company or the Committee may in its discretion impose on a Participant additional conditions regarding non-competition and non-solicitation of clients and employees in order for the Participant to realize the benefits relating to a qualified Retirement for purposes of the Plan and (2) the Board may in its discretion modify the terms of specific Awards, to be reflected in the respective Award Agreements related to such Awards, so as to impose a different definition of "Retirement" from that which is set forth in the Plan.

(vv) "*SAR Period*" has the meaning given such term in Section 8(c) of the Plan.

(ww) "*Securities Act*" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(xx) "*Stock Appreciation Right*" or "*SAR*" means an Award granted under Section 8 of the Plan.

(yy) "*Strike Price*" means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option; or (ii) in the case of a SAR granted independent of an Option, an amount not less than the Fair Market Value on the Date of Grant.

(zz) "*Subsidiary*" means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares or any equivalent equity-type ownership (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders' agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person and/or a Subsidiary of such Person; or (b) the only general partners (or functional equivalents thereof) of which are that Person and/or one or more Subsidiaries of that Person (or any combination thereof).

(bbb) "*Substitute Award*" has the meaning given such term in Section 5(e).

(ccc) "*Termination of Service*" means, with respect to Deferred Compensation Awards, a "separation from service" within the meaning of Treasury Regulations Section 1.409A-1(h), or, with respect to any other Award, means (i) a Participant is no longer providing services to the Company or an Affiliate as an officer, employee, director, advisor or consultant or (ii) with respect to an individual who is an officer, employee or consultant to an Affiliate, such entity ceases to be an Affiliate of the Company and such individual is not providing services to the Company or another Affiliate; provided, however, that the Committee shall have the discretion to determine whether or when a Participant who terminates services as an employee, but continues to provide services in the capacity of an officer, consultant, advisor or director immediately following such termination, has incurred a Termination of Service.

(ddd) "*Total Payment*" has the meaning given such term in Section 15(cc).

3. *Effective Date; Duration.* The Plan shall be effective as of the Effective Date. Unless sooner terminated by the Board in accordance with Section 14 hereof, the expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. *Administration.*

(a) The Committee shall administer the Plan. If a Committee member shall fail to qualify as an Eligible Director, such failure shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan, unless invalidation is required by applicable law or securities exchange requirement. Unless otherwise expressly provided in the applicable charter or bylaws, the acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

(b) Subject to the provisions of the Plan (including as to delegation of authority) and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with Awards; (iv) determine the terms and conditions of any Award and Award Agreement (including approval of forms of Award Agreement(s)); (v) determine whether, to what extent, and under what circumstances Awards may be settled, adjusted, or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination, and take any other action, that the Committee deems necessary or desirable for the administration of the Plan.

(c) The Committee may delegate to one or more Officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee herein, subject to the requirements of applicable law.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including the Company or any Affiliate, any Participant, any holder or beneficiary of any Award and any shareholder of the Company.

(e) A member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company acting under the Plan will be indemnified in accordance with the Company's applicable governing documents as in effect from time to time.

(f) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. *Shares Subject to the Plan; Grant of Awards; Limitations*.

(a) Awards granted under the Plan shall be subject to the following limitations:

(i) subject to Section 13 of the Plan, the Committee is authorized to deliver under the Plan 1,100,000 shares of Common Stock plus the number of shares available for new awards under the Previous Plan calculated immediately prior to the Effective Date; (ii) subject to Section 13 of the Plan, grants of Options or SARs under the Plan in respect of no more than 250,000 shares of Common Stock may be made to any single Participant during any calendar year, and, subject to Section 13 of the Plan, grants of Incentive Stock Options under the Plan in respect of no more than 250,000 shares of Common Stock may be made to any single Participant during any calendar year; (iii) subject to Section 13 of the Plan, no more than 250,000 shares of Common Stock may be earned in respect of Performance Compensation Awards denominated in shares of Common Stock granted pursuant to Section 11 of the Plan to any single Participant for a single calendar year during a Performance Period, or in the event such Performance Compensation Award is paid in cash, other securities, other Awards or other property, no more than the Fair Market Value of 250,000 shares of Common Stock on the last day of the Performance Period to which such Award relates; and (iv) the maximum amount that can be paid to any single Participant in any one calendar year pursuant to a cash compensation opportunity Award described in Section 11(a) of the Plan shall be $15,000,000. Subject to Section 13 of the Plan, the total compensation for any non-employee director for any fiscal year shall not exceed $750,000, which is inclusive of cash and the aggregate grant date value (calculated by multiplying the Fair Market Value of a share of Common Stock on the Date of Grant by the aggregate number of shares subject to such Award) of any Awards granted during any fiscal year.

(b) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, Deferred Stock Awards and/or Performance Compensation Awards to one or more Eligible Persons selected in its sole discretion. Common Stock under the Plan may be delivered in settlement of a deferred compensation obligation with the Company, and such grant of Common Stock hereunder shall count under the Plan as an Other Stock-Based Award or Deferred Stock Award (as the case may be) on such terms and conditions as the Committee determines. An Eligible Person may be granted more than one Award under the Plan, and Awards may be granted at any time or times during the term of the Plan. The grant of an Award to an Eligible Person shall not be deemed either to entitle that individual to, or to disqualify that individual from, participation in any other grant of Awards under the Plan.

(c) For purposes of Section 5(a), (i) each share of Common Stock underlying an outstanding Option under the Plan or Previous Plan shall reduce the available shares by one (1) share; (ii) a number equal to the greater of each share available to be delivered upon exercise of a SAR and the number of shares underlying a SAR under the Plan or Previous Plan (whether the distribution is made in cash, shares or a combination thereof) shall reduce the available shares by one (1) share, other than a SAR that, by its terms, from and after the Date of Grant thereof is payable only in cash, in which case the available shares shall not be reduced; and (iii) each share of Common Stock delivered pursuant to, or otherwise underlying, an Award under the Plan or Previous Plan other than an Option, SAR or Substitute Award (defined below), shall reduce the available shares by one (1) share. Use of shares of Common Stock to pay the required Exercise Price or tax obligations shall, notwithstanding anything herein to the contrary, not be available again for other Awards under the Plan. Shares underlying Awards under this Plan or the Previous Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under the Plan. Shares of Common Stock repurchased by the Company with proceeds received from the exercise of an Option issued under this Plan or the Previous Plan, or shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Award, in either instance, shall not be added back or available for grant hereunder. For the avoidance of doubt, Awards that can only be settled in cash shall not be treated as shares of Common Stock granted for purposes of this Plan. Upon the exercise of an Option or SAR under the Plan or Previous Plan settled in shares of Common Stock, the number of shares of Common Stock subject to the Option or SAR (or portion thereof) that is being exercise shall not be available again for other Awards under the Plan notwithstanding the number of shares of Common Stock actually delivered in connection with the exercise of such Award.

(d) Shares delivered pursuant to the Plan may be, in whole or in part, authorized and unissued shares, or treasury shares, including shares repurchased by the Company for purposes of the Plan.

(e) Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("*Substitute Awards*").

(f) The maximum number of shares of Common Stock that may be issued under the Plan in this Section 5 shall not be affected by (i) the payment of dividends or Dividend Equivalents in cash or in shares of Common Stock in connection with outstanding Awards; or (ii) any shares required to satisfy Substitute Awards.

6. *Eligibility*.   Participation shall be limited to Eligible Persons who have entered into an Award Agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7. *Options*.

(a) *Generally*.   Each Option granted under the Plan shall be subject to the conditions set forth in this Section 7 and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement (including the Exercise Price and the mechanics (as applicable) for determining or adjusting the Exercise Price). All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) *Exercise Price.*   Except as otherwise provided by the Committee in the case of Substitute Awards or pursuant to Section 13, the exercise price (the "*Exercise Price*") per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share on the Date of Grant; provided, however, that, in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant.

(c) *Vesting and Expiration.*   Options shall (i) vest and become exercisable in such manner and on such date or dates, and (ii) expire after such period, not to exceed ten years (the "*Option Period*"), in each case, as may be determined by the Committee and as set forth in an Award Agreement. With respect to an Incentive Stock Option, the Option Period shall not exceed five years from the Date of Grant granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate. Notwithstanding any vesting dates set by the Committee in the Award Agreement, the Committee may, consistent with the terms of the Plan, accelerate the vesting and/or exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to vesting and/or exercisability (as determined by the Committee). Unless otherwise provided by the Committee in an Award Agreement or otherwise determined by it in accordance with the Plan: (i) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option without consideration therefor, and the vested portion of such Option shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or Disability, but not later than the expiration of the Option Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant's death or Disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the Option Period and (ii) both the unvested and the vested portion of an Option shall automatically expire upon the termination of the Participant's employment or service by the Company for Cause without consideration therefor.

(d) *Method of Exercise and Form of Payment.*   No shares of Common Stock shall be delivered pursuant to any exercise of an Option until payment or satisfaction of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written notice of exercise or, if provided for, electronic notice of exercise, to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or shares of Common Stock having a Fair Market Value on the date of exercise equal to the Exercise Price (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual delivery of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and are held for the applicable period as determined by the Company's auditors to avoid adverse accounting charges; and (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; or (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered a copy of irrevocable instructions to a broker to sell the shares of Common Stock otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a "net exercise" method whereby the Company withholds from the delivery of the shares of Common Stock for which the Option was exercised that number of shares of Common Stock having a Fair Market Value equal to the aggregate Exercise Price for the shares of Common Stock for which the Option was exercised. Any fractional shares of Common Stock shall be settled in cash. The Committee may specify a reasonable minimum number of shares of Common Stock or a percentage of the shares subject to an Option that may be purchased on any exercise of an Option; provided, that such minimum number shall not prevent a Participant from exercising the full number of shares of Common Stock as to which the Option is then exercisable.

(e) Any Option designated as an Incentive Stock Option shall not constitute an Incentive Stock Option to the extent such Option is for shares of Common Stock having an aggregate Fair Market Value (as of the Date of Grant) in excess of $100,000, determined as of the date such Option is exercisable for the first time by such Participant during any year and in accordance with the provisions of Section 422 of the Code.

(f) *Notification upon Disqualifying Disposition of an Incentive Stock Option.*   Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing promptly after the date the Participant makes a disqualifying disposition of any shares of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including any sale) of such shares of Common Stock before the later of (i) two years after the Date of Grant of the Incentive Stock Option; or (ii) one year after the date of exercise of the Incentive Stock Option upon which such shares were issued. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any shares of Common Stock acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(g) *Compliance With Laws, etc.*   Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange on which the securities of the Company are listed or traded.

(h) *Dividend Equivalents*.   For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

8. *Stock Appreciation Rights*.

(a) *Generally*.   Each SAR granted under the Plan shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) *Strike Price*.   Except as otherwise provided by the Committee in the case of Substitute Awards or pursuant to Section 13, the Strike Price per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share on the Date of Grant.

(c) *Vesting and Expiration*.   A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. Any other SAR shall (i) vest and become exercisable in such manner and on such date or dates; and (ii) expire after such period, not to exceed ten years (the ''*SAR Period*''), in each case as may be determined by the Committee and as set forth in an Award Agreement; provided, however, that notwithstanding any vesting dates set by the Committee in the Award Agreement, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award Agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or Disability, but not later than the expiration of the SAR Period; or (B) ninety (90) days following termination of employment or service for any reason other than such Participant's death or Disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire without consideration therefor upon the termination of the Participant's employment or service by the Company for Cause.

(d) *Method of Exercise*.   SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an Option, the SAR Period), the Fair Market Value of a share of Common Stock exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e) *Payment*.   Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock with a Fair Market Value equal to such amount, or any combination thereof, as determined by the Committee in an Award Agreement or otherwise. Any fractional share of Common Stock shall be settled in cash.

(f) *Dividend Equivalents*.   For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an SAR.

9. *Restricted Stock and Restricted Stock Units.*

(a) *Generally*.   Each such grant of Restricted Stock or Restricted Stock Units under the Plan shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) *Restricted Stock — Accounts, Escrow or Similar Arrangement*.   Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant's name at the Company's transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an Award Agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and unless otherwise set forth in an applicable Award Agreement, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) *Vesting; Acceleration of Lapse of Restrictions*.   The Restricted Period shall lapse with respect to an Award of Restricted Stock or Restricted Stock Units at such times as provided by the Committee in an Award Agreement or otherwise determined in a manner consistent with the Plan, and the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant without consideration therefor.

(d) *Delivery of Restricted Stock and Settlement of Restricted Stock Units*.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends on Restricted Stock shall accumulate and be withheld until the restrictions on such Restricted Stock lapse. Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award Agreement).

(ii) Unless otherwise provided by the Committee in an Award Agreement or otherwise determined by the Committee in accordance with the Plan, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one share of Common Stock for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock in respect of such Restricted Stock Units; or (B) defer the delivery of shares of Common Stock (or cash or part Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the shares of Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

(e) *Legends on Restricted Stock*.   As determined by the Committee in its sole discretion, each certificate representing Restricted Stock awarded under the Plan shall bear a legend in the form and containing such information as the Committee determines appropriate until the lapse of all restrictions with respect to such Common Stock.

(f) *Dividend Equivalents*.   Unless otherwise provided in an Award Agreement, each Restricted Stock Unit shall include the right to receive Dividend Equivalents as provided herein. Dividend Equivalents will accumulate and be withheld until the applicable Restricted Stock Units upon which the Dividend Equivalents are awarded vest and any Dividend Equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular Restricted Stock Unit shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent payments then due. Upon the vesting and settlement of Restricted Stock Units that include Dividend Equivalents, the Dividend Equivalents attributable to such Restricted Stock Units shall expire automatically.

10. *Other Stock-Based Awards*.   The Committee may issue unrestricted shares of Common Stock, or other Awards denominated in shares of Common Stock, whether restricted or unrestricted and whether current or deferred, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Other Stock-Based Award granted under the Plan shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Unless otherwise provided in an Award Agreement, each Other-Stock Based Award shall include the right to receive Dividend Equivalents as provided herein. Dividend Equivalents will accumulate and be withheld until the applicable Other-Stock Based Award upon which the Dividend Equivalents are awarded vest (if subject to vesting) and any Dividend Equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular Other-Stock Based Award shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent payments then due. Upon the vesting and settlement of Other-Stock Based Award that include Dividend Equivalents, the Dividend Equivalents attributable to such Other-Stock Based Award shall expire automatically.

11. *Performance Compensation Awards*.

(a) *Generally*.   The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The Committee shall also have the authority to make an award of a cash compensation opportunity to any Participant and designate such Award as a Performance Compensation Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Awards that are intended to qualify as "performance-based compensation" but which fail to qualify for whatever reason shall nevertheless be valid Awards.

(b) *Discretion of Committee with Respect to Performance Compensation Awards*.   With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first ninety (90) days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) *Performance Criteria*.   The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, Subsidiaries, divisions, reportable segments or operational units, or any combination of the foregoing) and shall include one or more of the following:

(i) Earnings (either in the aggregate or on a per-share basis, reflecting dilution of shares as the Committee deems appropriate and, if the Committee so determines, net of or including dividends) before or after interest and taxes ("*EBIT*") or before or after interest, taxes, depreciation and amortization ("*EBITDA*");

(ii) gross or net revenue, or changes in annual revenues;

(iii) cash flow (including, operating cash flow or net cash flow);

(iv) financial return ratios;

(v) total shareholder return, shareholder return based on growth measures or the attainment by the shares of a specified value for a specified period of time, share price or share price appreciation;

(vi) earnings growth or growth in earnings per share;

(vii) return measures (including, return or net return on assets, net assets, equity, capital or gross sales);

(viii) adjusted pre-tax margin;

(ix) pre-tax profits;

(x) operating margins;

(xi) operating profits;

(xii) operating expenses

(xiii) net income, net operating income or adjusted net income;

(xiv) growth in operating earnings or growth in earnings per share;

(xv) market share or market penetration with respect to specific designated services or business segments and/or specific geographic areas;

(xvi) aggregate service pricing and other service offering measures;

(xvii) expense or cost levels, in each case, where applicable, determined either on a Company-wide basis or in respect of any one or more specified divisions;

(xviii) reduction of losses, loss ratios or expense ratios;

(xix) operating cost management;

(xx) debt reduction;

(xxi) productivity improvements;

(xxii) satisfaction of specified business expansion goals or goals relating to acquisitions or divestitures;

(xxiii) customer satisfaction based on specified objective goals or a Company-sponsored customer survey;

(xxiv) employee satisfaction based on specified objective goals or a Company-sponsored customer survey;

(xxv) employee diversity goals;

(xxvi) employee turnover;

(xxvii) specified objective social goals; or

(xxviii) increase in brand value;

(xxix) completion of defined annual brand enhancement objectives;

(xxx) improvement in brand recognition studies;

(xxxi) completion of defined annual succession planning objectives; or

(xxxii) other strategic events that could alter the normal course of business, the description of which would disclose material competitive information.

Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of a Participant and the Company (and/or one or more Affiliates, Subsidiaries, divisions, reportable segments or operational units, or any combination of the foregoing), as the Committee may deem appropriate, and any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. To the extent required under Section 162(m) of the Code, the Committee shall, within the first ninety (90) days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for any Participant and thereafter promptly communicate such Performance Criteria to such Participant.

(d) *Modification of Performance Criteria/Goal(s).*   In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining shareholder approval. The Committee may adjust or modify the calculation of a Performance Goal for a Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization or restructuring programs; (v) items as described in ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' appearing in the Company's Annual Report on Form 10-K for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company's fiscal year.

(e) *Payment of Performance Compensation Awards*.

(i) *Condition to Receipt of Payment.*   Unless otherwise provided in the applicable Award Agreement or as otherwise determined by the Committee, a Participant must be employed by the Company or an Affiliate of the Company on the date of payment with respect to a Performance Period to be eligible to receive such payment in respect of a Performance Compensation Award for the preceding Performance Period.

(ii) *Limitation.*   A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant's Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) *Certification.*   Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant's Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv) *Use of Negative Discretion.*   In determining the actual amount of an individual Participant's Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate.

(f) *Timing of Award Payments.*   Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11 and in a manner intended to be exempt or comply with Code Section 409A and local law, as applicable. For Performance Compensation Awards covering participants who are U.S. employees and for which no Deferral Election has been made, Performance Compensation Awards will be paid in the fiscal year that follows the fiscal year during which the Performance Period Ends and no later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed (or at such other time as would not result in a violation of Code Section 409A).

(g) The Committee may grant Dividend Equivalents in respect of Performance Compensation Awards. Unless otherwise provided in an Award Agreement, no Performance Compensation Award shall include the right to receive Dividend Equivalents. Any Dividend Equivalents granted in respect of Performance Compensation Awards will accumulate and be withheld until the applicable Performance Compensation Awards upon which the Dividend Equivalents are awarded vest and any Dividend Equivalent payments that have accumulated and have been withheld by the Committee and attributable to any particular Performance Compensation Awards shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent payments then due. Upon the vesting and settlement of Performance Compensation Awards that include Dividend Equivalents, the Dividend Equivalents attributable to such Performance Compensation Awards shall expire automatically.

12. Deferred Stock.

(a) *Grant of Deferred Stock.* Subject to and consistent with the provisions of the Plan and applicable requirements of Section 409A of the Code, the Committee, at any time and from time to time, may grant Deferred Stock to any Eligible Person in such number, and upon such terms, as the Committee may determine (including, to the extent allowed by the Committee, grants at the election of a Participant to convert shares of Common Stock to be acquired upon lapse of restrictions on Restricted Stock or Restricted Stock Units into such Deferred Stock). A Participant shall have no voting rights with respect to Deferred Stock Awards unless otherwise expressly determined otherwise by the Committee.

(b) *Award Agreement.* Each grant of Deferred Stock shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock underlying the Deferred Stock subject to an Award, the settlement date such shares of Deferred Stock shall be settled and such other provisions as the Committee shall determine that are in accordance with the Plan and Section 409A of the Code.

(c) *Deferred Stock Elections*.

(i) *Making of Deferral Elections.* If and to the extent permitted by the Committee, an Eligible Person may elect (a "*Deferral Election*"), at such times and in accordance with rules and procedures adopted by the Committee (which shall comport with Section 409A of the Code), to receive all or any portion of such Eligible Person's salary, bonus (including, for the avoidance of doubt, bonuses paid under another plan of the Company) and/or retainer (in the case of a director) (including any cash or share award, other than Options or SARs) either in the form of a number of shares of Deferred Stock equal to the quotient of the amount of salary, bonus and/or retainer or other permissible Award to be paid in the form of Deferred Stock divided by the Fair Market Value of one share of Common Stock on the date such salary, bonus, retainer or other such Award would otherwise be paid in cash or distributed in shares or pursuant to such other terms and conditions as the Committee may determine. The Date of Grant for an Award of Deferred Stock made pursuant to a Deferral Election shall be the date the deferrable amount subject to a Deferral Election would otherwise have been paid to the Participant in cash or shares, unless otherwise determined by the Committee.

(ii) *Timing of Deferral Elections.* Deferral Elections must be timely filed with the Company pursuant to procedures and policies established by the Committee from time to time.

(d) *Deferral Account.*

(i) *Establishment of Deferral Accounts.* The Company shall establish an account ("*Deferral Account*") on its books for each Eligible Person who receives a grant of Deferred Stock or makes a Deferral Election. Deferred Stock shall be credited to the Participant's Deferral Account as of the Date of Grant of such Deferred Stock. Deferral Accounts shall be maintained for recordkeeping purposes only, and the Company shall not be obligated to segregate or set aside assets representing securities or other amounts credited to Deferral Accounts. The obligation to make distributions of securities or other amounts credited to Deferral Accounts shall be an unfunded, unsecured obligation of the Company and no Participant shall have the rights in respect of Deferral Accounts greater than that of an unsecured creditor of the Company.

(ii) *Crediting of Dividend Equivalents.* Except as otherwise provided in an Award Agreement, whenever dividends are paid or distributions made with respect to shares of Common Stock, Dividend Equivalents shall be credited to Deferral Accounts on all Deferred Stock credited thereto as of the record date for such dividend or distribution but only to the extent that a Participant to whom Deferred Stock has been credited is vested in his or her Deferred Stock as of such record date. No Dividend Equivalents will be credited (or accumulated) to Deferral Accounts on any Deferred Stock credited thereto for which a Participant has not vested in his or her Deferred Stock as of such record date. Such Dividend Equivalents to be credited to the Deferral Account shall be in the form of additional Deferred Stock in a number determined by dividing the aggregate value of such Dividend Equivalents by the Fair Market Value of a share at the payment date of such dividend or distribution.

(iii) *Settlement of Deferral Accounts.* The Company shall settle a Deferral Account by delivering to the holder thereof (which may be the Participant or his or her beneficiary, as applicable) a number of shares of Common Stock equal to the number of shares of Deferred Stock then credited to the Participant's Deferral Account (or a specified portion in the event of any partial settlement); provided, however, that, unless otherwise determined by the Committee, any fractional shares of Deferred Stock remaining in the Deferral Account on the settlement date shall be distributed in cash in an amount equal to the Fair Market Value of a share of Common Stock as of the settlement date multiplied by the remaining fractional share, as determined by the Committee. The settlement date for all Deferred Stock credited in a Participant's Deferral Account shall be determined in accordance with Section 409A of the Code and shall be specified in the applicable Award Agreement or Deferral Election. The Committee may establish a sub-plan to reflect the Deferred Stock provisions under the Plan and the procedures, policies and terms applicable thereto.

(e) Sub-plan.   The Committee may establish one or more sub-plans hereunder that are consistent with the terms of the Plan with respect to Deferral Accounts, Deferred Stock, and/or deferred amounts hereunder, including so as to comply with Code Section 409A to the extent applicable.

13. *Changes in Capital Structure and Similar Events*.

(a) *Effect of Certain Events.*   In the event of (i) any extraordinary dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including a Change in Control) that affects the shares of Common Stock; or (ii) unusual or nonrecurring events (including a Change in Control) affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including any or all of the following:

(i) adjusting any or all of (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including adjusting any or all of the limitations under Section 5 of the Plan); and (B) the terms of any outstanding Award, including (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards; or to which outstanding Awards relate; (2) the Exercise Price or Strike Price with respect to outstanding Awards; or (3) any applicable performance measures (including Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii) and if not assumed or substituted, canceling any one or more outstanding Awards or portion thereof and causing to be paid to the holders thereof, in cash, shares of Common Stock, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Common Stock received or to be received by other shareholders of the Company in such event), including, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any "equity restructuring" (within the meaning of FASB Accounting Standards Codification Topic 718 or any successor rule), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 13 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any otherwise applicable adjustments under this Section 13 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act or the exemption under Section 409A of the Code, to the extent applicable. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

(b) *Effect of Change in Control.* Unless specifically provided otherwise with respect to Change in Control in an Award or in a then-effective written employment agreement between the Participant and the Company or an Affiliate, if, during the effectiveness of the Plan, a Change in Control occurs and, during the two-year period immediately following the consummation of such Change in Control, a Participant incurs an involuntary Termination of Service without Cause, such Participant shall be entitled to the following treatment with respect to his or her Awards (as applicable): (A) each Option and SAR that is at the time outstanding under the Plan shall become fully vested and exercisable with respect to all shares of Common Stock covered thereby; (B) the Restricted Period shall expire and restrictions applicable to all outstanding Restricted Stock Awards and Restricted Stock Units shall lapse and such Awards shall become fully vested; and (C) the pro-rata portion of any Performance Compensation Awards for any Performance Period that was in effect at the date of Termination of Service, calculated as to each such Performance Compensation Award assuming that any Performance Goal will have been achieved (for the entire Performance Period) at the level of the actual results achieved, if available, or, if not available, then at the target level.

(c) The existence of this Plan and Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities senior to, or affecting, the Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

14. *Amendments and Termination.*

(a) *Amendment and Termination of the Plan.* The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that (i) no amendment to Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without shareholder approval; and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including as necessary to comply with any rules or requirements of any securities exchange on which the Common Stock may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b) *Amendment of Award Agreements.* The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that, without shareholder approval as may be required by applicable law or the rules of the applicable securities exchange on which the Common Stock is listed or quoted, except as otherwise permitted under Section 13 of the Plan or in connection with Substitute Awards, (i) no amendment or modification may reduce, and the Committee shall not reduce, the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award, or cash, and (iii) the Committee may not take any other action with respect to an Option or SAR that is considered a "repricing" for purposes of the shareholder approval rules of the applicable securities exchange on which the Common Stock is listed.

15. *General.*

(a) *Award Agreements.* Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to and, to the extent required by the Committee, executed (or otherwise agreed to in electronic form) by the Participant (whether in paper or electronic medium (including e-mail or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including, as applicable, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b) _One-Year Period of Restrictions._ Except as otherwise provided pursuant to Section 13(b) or Section 14(b), the vesting period or restrictions on any share-based Award granted to any Participant hereunder shall last for no less than one (1) year. Except as provided under Section 13(b) or 14(b), during the mandated one-year period of vesting or restrictions, the Committee may not waive the vesting or restrictions for all or any part of such Award. Notwithstanding the foregoing provisions of this Section 15(b), the Committee may provide for a vesting or restriction period of less than such mandated one-year period of vesting or restriction for up to 5% of the available shares as set forth in Section 5(a)(i) hereof.

(c) _Nontransferability._

(i) Each Award shall be exercisable only by a Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Nothing herein shall be construed as requiring the Committee to honor the order of a domestic relations court regarding an Award, except to the extent required under applicable law.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any person who is a ''family member'' of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the ''_Immediate Family Members_''); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or members are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion; or (II) as provided in the applicable Award Agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a ''_Permitted Transferee_''), provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee, and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (C) the consequences of the termination of the Participant's employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including that an Option or SAR shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(d) _Tax Withholding._

(i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall be permitted and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, shares of Common Stock, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit or require a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest and are held for the applicable period as determined by the Company's auditors to avoid adverse accounting charges) owned by the Participant having a Fair Market Value equal to such withholding liability; or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such liability. Notwithstanding anything herein to the contrary, the amount withheld shall not exceed the maximum statutory tax rates in the Participant's applicable jurisdictions. The maximum statutory tax rates are based on the applicable rates of the relevant tax authorities (for example, federal, state, and local), including the Participant's share of payroll or similar taxes, as provided in tax law, regulations or the authority's administrative practices, not to exceed the highest statutory rate in that jurisdiction (even if that rate exceeds the highest rate that may be applicable to the Participant) and that does not result in adverse accounting consequences.

(iii) Notwithstanding the remainder of this clause (d), the withholding of shares of Common Stock having a Fair Market Value equal to such withholding liability shall be the sole method of withholding for any Awards other than Options, SARs, or Dividend Equivalents for which shares of Common Stock are otherwise deliverable pursuant to their terms.

(e) *No Claim to Awards; No Rights to Continued Employment; Waiver.* No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement.

(f) *International Participants.* With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards (or adopt one or more sub-plans) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.[1]

(g) *Designation and Change of Beneficiary.* Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Notwithstanding anything herein to the contrary, to the extent that a Participant's beneficiary designation would result in a duplication of, or unintended, benefits payable under this Plan or would otherwise violate applicable law, the Committee shall have the authority to disregard such designation, and payments shall be made in accordance with applicable law.

(h) *Termination of Employment/Service.* Unless determined otherwise by the Committee at any point following such event or as otherwise provided in an Award Agreement, service shall not be considered terminated in the case of (i) any approved leave of absence; (ii) transfers among the Company or any Affiliate, or any successor, in any capacity of any employee, director or consultant; or (iii) any change in status as long as the individual remains in the service of the Company or an Affiliate in any capacity of employee, director or consultant. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option, if such leave exceeds three (3) months, and re-employment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Nonqualified Stock Option on the day following the expiration of such three (3) month period.

(i) *No Rights as a Shareholder.* Except as otherwise specifically provided in the Plan or any Award Agreement or otherwise determined by the Committee, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to that person.

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1   Local counsel to be consulted for local country annex/subplan.

(j) *Government and Other Regulations*.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Committee shall have the authority to provide that all certificates for shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange upon which the Common Stock or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions or require representations of a Participant with respect to any Award granted under the Plan that it deems necessary or advisable in order that such Award complies with the applicable securities law and/or other legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of shares of Common Stock to the Participant, the Participant's acquisition of shares of Common Stock from the Company and/or the Participant's sale of shares of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable); over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof and within such period as would not result in a violation of Code section 409A.

(iii) Notwithstanding any provision herein or in any Award Agreement to the contrary, amounts payable or to be provided hereunder shall be subject to claw-back or disgorgement, to the extent applicable, under the Company's compensation clawback and recoupment policies (or similar policies of general applicability), as in effect and as may be amended from time to time. If pursuant to Section 10D of the Exchange Act, the Common Stock would not be eligible for continued listing on the securities exchange upon which the Common Stock is listed, if applicable, under Section 10D(a) of the Exchange Act if it (or they) did not adopt policies consistent with Section 10D(b) of the Act, then, in accordance with those policies that are so required, any incentive-based compensation payable to any Participant hereunder or pursuant to any Award Agreement or otherwise shall be subject to clawback in the circumstances, to the extent, and in the manner, required by Section 10D(b)(2) of the Exchange Act, as interpreted by rules of the Securities Exchange Commission or applicable stock exchange.

(k) *Payments to Persons Other Than Participants.*   If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(l) *Nonexclusivity of the Plan.*   Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including the granting of stock options, other equity-based awards or incentive compensation otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(m) *No Trust or Fund Created.*   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that, insofar as they may have become entitled to payment of compensation by performance of services, they shall have the same rights as other employees under general law.

(n) *Reliance on Reports.*   Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates or Subsidiaries and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(o) *Relationship to Other Benefits.*   No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(p) *Governing Law.*   The Plan shall be governed by and construed in accordance with the internal laws of the State of Maryland without giving effect to conflict of laws provisions.

(q) *Severability.*   If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(r) *Obligations Binding on Successors.*   The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization of the Company.

(s) *Incentive Stock Options Shareholder Approval.*   The Plan shall become effective on the Effective Date, provided, however, that no Incentive Stock Options shall be valid as an Incentive Stock Option unless and until the Plan has been approved by shareholders no later than the twelve (12) month anniversary of adoption by the Board in the manner provided under Section 424 of the Code and Treasury Regulations thereunder. Nothing in this clause shall affect the validity of Awards granted after the Effective Date if such shareholder approval has not been obtained.

(t) *Code Section 162(m) Shareholder Approval.*   The provisions of the Plan regarding Performance Compensation Awards shall be disclosed and reapproved by shareholders no later than the first shareholder meeting, if any, that occurs in the fifth year following the year in which shareholders previously approved such provisions in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause shall affect the validity of Awards granted after the Effective Date if such shareholder approval has not been obtained. In the event that Section 162(m) of the Code applies and the Committee determines that it is advisable to grant Awards that will not qualify for the as Performance Compensation Awards hereunder, the Committee shall be permitted to make such grants without satisfying the requirements of Section 162(m) of the Code.

(u) *Expenses.*   The expenses of administering the Plan shall be borne by the Company and its Affiliates.

(v) *Interpretation.*   Masculine pronouns and other words of masculine gender shall refer to both men and women. Whenever the words ''include,'' ''includes'' or ''including'' are used in the Plan, they shall be deemed to be followed by the words ''without limitation.''

(w) *Titles and Headings*.   The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(x) *Other Agreements*.   The Committee may require, as a condition to the vesting of, grant of and/or the receipt of shares of Common Stock under an Award, that the Participant execute lock-up or other agreements, as it may determine in its sole and absolute discretion.

(y) *Payments*.   Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive shares of Common Stock under any Award made under the Plan.

(z) *Brokerage Accounts*.   Participants shall abide by the terms of any brokerage, custody or similar agreement established by the Company in connection with administration of the Plan, including the automatic reinvestment of dividends and payments on shares of Common Stock awarded under the Plan, to the extent such shares of Common Stock are held pursuant to such agreement. Such brokerage, custody or similar agreement may be modified by the Company (subject to the consent of such broker or applicable counterparty) at any time and from time to time.

(aa) *Section 409A*.   To the extent applicable and notwithstanding any other provision of the Plan, the Plan and Award Agreements hereunder shall be administered, operated and interpreted in accordance with Section 409A of the Code, including any regulations or other guidance that may be issued after the date on which the Board approves the Plan, provided, however, that in the event that the Committee determines that any amounts payable hereunder may be taxable to a Participant under Section 409A of the Code prior to the payment and/or delivery to such Participant of such amount, the Company may (i) adopt such amendments to the Plan and related Award, and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder; and/or (ii) take such other actions as the Committee determines necessary or appropriate to comply with or exempt the Plan and/or Awards from the requirements of Section 409A of the Code. The Company and Affiliates make no guarantees to any Person regarding the tax treatment of Awards or payments made under the Plan, and, notwithstanding the above provisions and any agreement or understanding to the contrary, if any Award, payments or other amounts due to a Participant (or his or her beneficiaries, as applicable) results in, or causes in any manner, the application of any adverse tax consequence under Section 409A of the Code or otherwise to be imposed, then the Participant (or his or her Beneficiaries, as applicable) shall be solely liable for the payment of, and the Company and its Affiliates shall have no obligation or liability to pay or reimburse (either directly or otherwise) the Participant (or his or her beneficiaries, as applicable) for, any such adverse tax consequences. If any Deferred Compensation Award is payable to a "specified employee" (within the meaning of Treasury Regulations Section 1.409A-1(i)), then such payment, to the extent payable due to the Participant's Termination of Service and not otherwise exempt from Section 409A of the Code, shall not be paid before the date that is six (6) months after the date of such Termination of Service (or, if earlier, the date of such Participant's death) and shall be paid on the first business day following such six (6) month anniversary (or death, as applicable).

(bb) *Data Privacy*.   Except as prohibited by applicable law (including, as applicable, foreign laws), the receipt by a Participant of an Award and the benefits thereunder may be conditioned on such Participant acknowledging and consenting to the collection, use and transfer, in electronic or other form, of personal data as described in this subsection by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering and managing the Participant's participation in this Plan. The Committee may, from time to time and at any time, require Participants to execute consents or similar agreements providing for such collection, use and transfer, in a manner consistent with applicable law (including, as applicable, foreign laws). Subject to applicable law (including, as applicable, foreign laws), the Company and its Affiliates may hold certain personal information about a Participant, including but not limited to, the Participant's name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares held in the Company or any of its Subsidiaries and Affiliates, and details of all Awards, in each case, for the purpose of implementing, managing and administering this Plan and Awards (the "*Data*"). Subject to applicable law (including, as applicable, foreign laws), the Company and its Affiliates may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Participant's participation in this Plan, and the Company and its Affiliates may each further transfer the Data to any third parties assisting the Company and its Affiliates in the implementation, administration and management of this Plan. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipients' country. Through acceptance of an Award, subject to applicable law (including, as applicable, foreign laws), each Participant authorizes and shall authorize upon request such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant's participation in this Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or its Affiliates, or the Participant, may elect to deposit any Common Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Participant's participation in this Plan. Subject to applicable law (including, as applicable, foreign laws), a Participant may, at any time, view the Data held by the Company or its Affiliates with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to such Participant or refuse or withdraw the consents set forth in the Award Agreement in writing, in any case without cost, by contacting his or her local human resources representative.

(cc) *Mitigation of Excise Tax.* Subject to the last sentence of this Section 15(cc), if any payment or right accruing to a Participant under the Plan (without the application of this Section 15(cc)), either alone or together with other payments or rights accruing to the Participant from the Company, Affiliates and Subsidiaries ("*Total Payments*"), would constitute a "parachute payment" (as defined in Section 280G of Code), such payments and rights shall be reduced to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under the Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code. The determination of whether and how any reduction in the rights or payments under the Plan is to apply shall be made by the Committee in good faith after consultation with the Participant, and such determination shall be conclusive and binding on the Participant. The Participant shall cooperate in good faith with the Committee in making such determination and providing the necessary information for this purpose. Unless otherwise provided in an Award Agreement or in an employment agreement, the foregoing provisions of this Section 15(cc) shall apply with respect to any Person only if, after reduction for any applicable federal excise tax imposed by Section 4999 of the Code and federal income tax imposed by the Code, the Total Payments accruing to such person would be less than the amount of the Total Payments as reduced, if applicable, under the foregoing provisions of the Plan and after reduction for only federal income taxes. Notwithstanding the foregoing, in the event a Participant is a party to an employment agreement or other agreement with the Company or an Affiliate that provides for more favorable treatment for the Participant regarding Section 280G of the Code, such agreement shall be controlling.

(dd) *Plan Document Controls.* This Plan and each Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof; provided, however, that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

(ee) *Employment Agreement Supersedes Award Agreement.* In the event a Participant is a party to an employment agreement with the Company and/or an Affiliate that expressly provides for vesting or extended exercisability of Awards on terms more favorable to the Participant than the Participant's Award Agreement or this Plan, such employment agreement shall be controlling, provided, however, that: (a) the employment agreement shall not be controlling; to the extent the Participant and the Company and/or an Affiliate agree it shall not be controlling; and (b) an employment agreement or modification to an employment agreement shall be deemed to modify the terms of any pre-existing Award only if the terms of the employment agreement expressly so provide.

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